
stewardship.
innovation.
sustainable.

Creating a cleaner, safer
world...one steward at a time.

TENNANT

09010424



Tennant Company **For the year ended December 31, 2008**

Received SEC

MAR 2 3 2009

Washington, DC 20549

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[✓] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________.

Commission File Number **001-16191**

TENNANT COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	**41-0572550**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

701 North Lilac Drive, P.O. Box 1452
Minneapolis, Minnesota 55440
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code 763-540-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.375 per share	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. ____ Yes ✓ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ____ Yes ✓ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ✓ Yes ____ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____ Accelerated filer ✓ Non-accelerated filer ____ (Do not check if a smaller reporting company) Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ____ Yes ✓ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2008, was $549,852,279.

As of March 12, 2009, shares of Common Stock outstanding were 18,317,734.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2009 annual meeting of shareholders (the "2009 Proxy Statement") are incorporated by reference in Part III.

Tennant Company
Form 10–K
Table of Contents

TENNANT COMPANY
2008
ANNUAL REPORT
Form 10–K

(Pursuant to Securities Exchange Act of 1934)

PART I

ITEM 1 – Business

General Development of Business

Tennant Company, a Minnesota corporation incorporated in 1909, is a world leader in designing, manufacturing and marketing solutions that help create a cleaner, safer world. The Company's floor maintenance and outdoor cleaning equipment, specialty surface coatings and related products are used to clean and coat floors in factories, office buildings, parking lots and streets, airports, hospitals, schools, warehouses, shopping centers and more. Customers include building service contract cleaners to whom organizations outsource facilities maintenance, as well as end-user businesses, healthcare facilities, schools and local, state and federal governments who handle facilities maintenance themselves. We reach these customers through the industry's largest direct sales and service organization and through a strong and well-supported network of authorized distributors worldwide.

Industry Segments, Foreign and Domestic Operations and Export Sales

The Company has one reportable business segment. The Company sells its products domestically and internationally. Financial information on the Company's geographic areas is provided on page 39 of this Annual Report on Form 10–K. Nearly all of the Company's foreign investments in assets reside within The Netherlands, Australia, the United Kingdom, France, Germany, Canada, Austria, Japan, Spain, Brazil and China.

Principal Products, Markets and Distribution

The Company offers products and solutions mainly consisting of motorized cleaning equipment targeted at commercial and industrial markets; parts, consumables and service maintenance and repair; business solutions such as pay-for-use offerings, rental and leasing programs; and technologies such as chemical-free cleaning technologies that enhance the performance of Tennant cleaning equipment. Adjacent products include specialty surface coatings and floor preservation products. In 2008, the Company expanded its product portfolio by launching six new products which included the S30 mid-sized sweeper, M30 large integrated scrubber-sweeper, T1 and T2 scrubbers, R3 carpet cleaner and E5 extractor. The Company also added its proprietary electrically converted water technology ("ec-water"), which cleans without chemicals, to six of its walk-behind scrubber machines. The Company's products are sold through direct and distribution channels in various regions around the world. In North America, products are sold through a direct sales organization and independent distributors; in Australia, Japan and 15 countries principally in Western Europe, products are sold primarily through direct sales organizations; and in more than 80 other countries, Tennant relies on a broad network of independent distributors.

Raw Materials and Purchased Components

The Company has not experienced any significant or unusual problems in the availability of raw materials or other product components. The Company has sole-source vendors for certain components. A disruption in supply from such vendors may disrupt the Company's operations. However, the Company believes that it can find alternate sources in the event there is a disruption in supply from such vendors.

Patents and Trademarks

The Company applies for and is granted United States and foreign patents and trademarks in the ordinary course of business, no one of which is of material importance in relation to the business as a whole.

Seasonality

Although the Company's business is not seasonal in the traditional sense, historically revenues and earnings have been more concentrated in the fourth quarter of each year reflecting the tendency of customers to increase capital spending during such quarter and the Company's efforts to close orders and reduce order backlogs. In addition, we offer annual distributor rebates and sales commissions which tend to drive sales in the fourth quarter. Typical seasonality did not occur in the 2008 fourth quarter due to the deterioration of the worldwide economy and global credit crisis.

Working Capital

The Company funds operations through a combination of cash and cash equivalents and cash flows from operations. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to subsidiaries as needed. In addition, credit facilities are available for additional working capital needs or investment opportunities.

Major Customers

The Company sells its products to a wide variety of customers, no one of which is of material importance in relation to the business as a whole. The customer base includes several governmental entities; however, these customers generally have terms similar to other customers.

Backlog

The Company processes orders within two weeks on average. Therefore, no significant backlogs existed at December 31, 2008 or December 31, 2007.

Competition

While there is no industry association or industry data, the Company believes, through its own market research, that it is a world-leading manufacturer of floor maintenance equipment. Significant competitors exist in all key geographic regions. However, the key competitors vary by region. The Company competes primarily on the basis of offering a broad line of high-quality, innovative products supported by an extensive sales and service network in major markets.

Product Research and Development

The Company strives to be an industry leader in innovation and is committed to investing in research and development. The Company's new Global Innovation Center is dedicated to various activities including development of new products and technologies, improvements of existing product design or manufacturing processes and new product applications. In 2008, 2007 and 2006, the Company spent $24.3 million, $23.9 million and $21.9 million on research and development, respectively.

Environmental Protection

Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and the Company does not expect it to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employment

The Company employed 3,002 people in worldwide operations as of December 31, 2008.

Access to Information on the Company's Website

The Company makes available free of charge, through the Company's website at www.tennantco.com, its Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Exchange Act simultaneously when such reports are filed electronically with, or furnished to, the Securities and Exchange Commission ("SEC").

ITEM 1A – Risk Factors

The following are significant factors known to us that could materially adversely affect our business, financial condition, or operating results. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

We may encounter additional financial difficulties if the United States or other global economies experience a significant long-term economic downturn, decreasing the demand for our products.

To the extent that the U.S. and other global economies in which we do business experience a significant long-term economic downturn, our revenues could decline to the point that we may have to take additional cost saving measures to reduce our fixed costs to a level that is in-line with a lower level of sales and to stay in business long-term in a depressed economic environment. Because our product sales are sensitive to declines in capital spending by our customers, we experienced a significant decline in the demand for our products during the fourth quarter of 2008 as a result of the substantial deterioration in economic conditions. Many of our customers chose to conserve their cash on hand in the fourth quarter of 2008 to ensure it was available for their essential business operations, thus delaying their purchases of our products. Although we believe that over time, customer spending on our products is not discretionary, we are unable to predict when an improvement in economic conditions will return to a level where our customers will increase their capital spending on products such as ours. Decreased demand for our products could result in decreased revenues, profitability and cash flows and may impair our ability to maintain our operations and fund our obligations to others.

If the availability of credit in the market remains constrained, our ability to conduct business as usual with our customers and suppliers may be adversely impacted.

During the 2008 fourth quarter there was a substantial decrease in the availability of credit in the market. Our customers' ability to obtain credit for financing the purchase of our products may be adversely impacted by the current market conditions, resulting in a decrease in sales of our products. Inability to access credit may also impact our customers' ability to pay amounts due to us, resulting in increased bad debt expense. In addition, if our suppliers are not able to access credit necessary to maintain their operations, our ability to fulfill customer orders could be negatively impacted, resulting in a loss of sales of our products. If we are unable to access credit in the normal course of business, we may not be able to maintain our operations. We successfully amended our primary credit facility during the first quarter of 2009 to help ensure our compliance with debt covenants throughout 2009. However, in order to amend this facility, we have agreed to new covenant compliance requirements, restrictions on certain payments, increased interest rate spreads, increased facility fees and we have provided security interests on certain of our assets. In addition, our new debt covenants limit our acquisitions to a maximum of $2.0 million for the 2009 fiscal year and the amount of permitted acquisitions in fiscal years after 2009 will be limited according to our then current leverage ratio. Although we do not currently believe we will need additional funding sources, if we do need additional funding sources in the future, this could result in a significant adverse impact to our operating results and financial condition.

We may be required to write down our goodwill or long-lived asset amounts if their carrying values exceed their fair values.

If the price of our stock remains depressed or does not increase to the point that our market capitalization exceeds our carrying value, we may be required to perform interim impairment tests on our goodwill or long-lived assets. There may be other triggering events that also indicate that the carrying amount may not be recoverable from future cash flows. If we determine that any goodwill or long-lived asset amounts need to be written down to their fair values, this could result in a charge that may be material to our operating results and financial condition.

We may consider acquisition of suitable candidates to accomplish our growth objectives. We may not be able to successfully integrate the businesses we acquire.

We may consider, as part of our growth strategy, supplementing our organic growth through acquisitions of complementary businesses or products. We have engaged in acquisitions in the past and believe future acquisitions may provide meaningful opportunities to grow our business and improve profitability. Acquisitions allow us to enhance the breadth of our product offerings and expand the market and geographic participation of our products and services. However, our success in growing by acquisition is dependent upon identifying businesses to acquire, integrating the newly acquired businesses with our existing businesses and complying with the terms of our credit facilities. We may incur difficulties in the realignment and integration of business activities when assimilating the operations and products of an acquired business or in realizing projected efficiencies, cost savings, revenue synergies, and profit margins. Acquired businesses may not achieve the levels of revenue, profit, productivity or otherwise perform as expected. We are also subject to incurring unanticipated liabilities and contingencies associated with an acquired entity that are not identified or fully understood in the due diligence process. Current or future acquisitions may not be successful or accretive to earnings if the acquired businesses do not achieve expected financial results. In addition, we may record significant goodwill or other intangible assets in connection with an acquisition. We are required to perform impairment tests at least annually and whenever events indicate that the carrying value may not be recoverable from future cash flows. If we determine that any intangible asset values need to be written down to their fair values, this could result in a charge that may be material to our operating results and financial condition.

We may encounter difficulties obtaining raw materials or component parts needed to manufacture our products and the prices of these materials are subject to fluctuation.

Raw materials and commodity-based components. As a manufacturer, our sales and profitability are dependent upon availability and cost of raw materials, which are subject to price fluctuations, and the ability to control or pass on an increase in costs of raw materials to our customers. We purchase raw materials, such as steel, rubber, lead and petroleum-based resins and components containing these commodities for use in our manufacturing operations. The availability of these raw materials is subject to market forces beyond our control. Under normal circumstances, these materials are generally available on the open market from a variety of sources. From time to time, however, the prices and availability of these raw materials and components fluctuate due to global market demands, which could impair our ability to procure necessary materials, or increase the cost of such materials. Inflationary and other increases in the costs of these raw materials and components have occurred in the past and may recur from time to time, and our financial performance depends in part on our ability to incorporate changes in costs into the selling prices for our products.

Freight costs associated with shipping and receiving product and sales and service vehicle fuel costs are impacted by fluctuations in the cost of oil and gas. We do not use derivative commodity instruments to manage our exposure to changes in commodity prices such as steel, oil, gas and lead. Any fluctuations in the supply or prices for any of these commodities could have a material adverse affect on our profit margins and financial condition.

Single-source supply. We depend on many suppliers for the necessary parts to manufacture our products. However, there are some components that are purchased from a single supplier due to price, quality, technology or other business constraints. These components cannot be quickly or inexpensively re-sourced to another supplier. If we are unable to purchase on acceptable terms or experience significant delays or quality issues in the delivery of these necessary parts or components from a particular vendor and we need to locate a new supplier for these parts and components, shipments for products impacted could be delayed, which could have a material adverse affect on our business, financial condition and results of operations.

We are subject to risks associated with developing innovative products and technologies, which could delay the timing and success of new product releases.

Our products are sold in competitive markets throughout the world. Competition is based on product features and design, brand recognition, reliability, durability, technology, breadth of product offerings, price, customer relationships, and after-sale service. Although we believe that the performance and price characteristics of our products will provide competitive solutions for our customers' needs, there can be no assurance that our customers will continue to choose our products over products offered by our competitors.

The market for our products is characterized by changing technological and industry standards. Our product lines may be threatened by these new technologies or market demands for competitors' products may reduce the value of our current product lines. Our success is based in part on our ability to develop innovative new products and services and bring them to market more quickly than our competitors. Our ability to compete successfully will depend on our ability to enhance and improve our existing products, to continue to bring innovative products to market in a timely fashion, to adapt our products to the needs and standards of our customers and potential customers, and to continue to improve operating efficiencies and lower manufacturing costs. Product development requires substantial investment by us. If our products, markets and services are not competitive, we may experience a decline in sales, pricing, and market share, which adversely impacts revenues, margin, and the success of our operations.

We are subject to product liability claims and product quality issues that could adversely affect our operating results or financial condition.

Our business exposes us to potential product liability risks that are inherent in the design, manufacturing and distribution of our products. If products are used incorrectly by our customers, injury may result leading to product liability claims against us. Some of our products or product improvements may have defects or risks that we have not yet identified that may give rise to product quality issues, liability and warranty claims. If product liability claims are brought against us for damages that are in excess of our insurance coverage or for uninsured liabilities and it is determined we are liable, our business could be adversely impacted. Any losses we suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may have a negative impact on our business and operating results. We could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues, or heightened regulatory scrutiny that could warrant a recall of some of our products. Any unforeseen product quality problems could result in loss of market share, reduced sales, and higher warranty expense.

We are subject to risks associated with changes in foreign currency exchange rates.

We are exposed to market risks from changes in foreign currency exchange rates. As a result of our increasing international presence, we have experienced an increase in transactions and balances denominated in currencies other than the U.S. dollar. There is a direct financial impact of foreign currency exchange when translating profits from local currencies to U.S. dollars. Our primary exposure is to transactions denominated in the Euro, British pound, Australian and Canadian dollar, Japanese yen, Chinese yuan and Brazilian real. Any significant change in the value of the currencies of the countries in which we do business against the U.S. dollar could affect our ability to sell products competitively and control our cost structure. Because a substantial portion of our products are manufactured in the United States, a stronger U.S. dollar generally has a negative impact on results from operations outside the United States while a weaker dollar generally has a positive effect. Unfavorable changes in exchange rates between the U.S. dollar and these currencies impact the cost of our products sold internationally and could significantly reduce our reported sales and earnings. We periodically enter into contracts, principally forward exchange contracts, to protect the value of certain of our foreign currency-denominated assets and liabilities. The gains and losses on these contracts generally approximate changes in the value of the related assets and liabilities. However, all foreign currency exposures cannot be fully hedged, and there can be no assurances that our future results of operations will not be adversely affected by currency fluctuation.

We may not be able to effectively manage organizational changes which could negatively impact our operating results or financial condition.

During the fourth quarter of 2008, we implemented a workforce reduction program to resize our workforce based on the current global economic conditions. Our operating results may be negatively impacted if we are unable to assimilate the work of the positions that were, and may additionally be, eliminated as part of this action. In addition, if we do not effectively manage the transition of the workforce reduction program, we may not fully realize the anticipated savings of this action or it may negatively impact our ability to serve our customers or meet other strategic objectives.

We may not be able to adequately acquire, retain and protect our proprietary intellectual property rights which could put us at a competitive disadvantage.

We rely on trade secret, copyright, trademark and patent laws and contractual protections to protect our proprietary technology and other proprietary rights. Our competitors may attempt to copy our products or gain access to our trade secrets. Our efforts to secure patent protection on our inventions may be unsuccessful. Notwithstanding the precautions we take to protect our intellectual property rights, it is possible that third parties may illegally copy or otherwise obtain and use our proprietary technology without our consent. Any litigation concerning infringement could result in substantial cost to us and diversions of our resources, either of which could adversely affect our business. In some cases, there may be no effective legal recourse against duplication of products or services by competitors. Intellectual property rights in foreign jurisdictions may be limited or unavailable. Patents of third parties also have an important bearing on our ability to offer some of our products and services. Our competitors may obtain patents related to the types of products and services we offer or plan to offer. Any infringement by us on intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or could increase the cost of providing, our products and services.

ITEM 1B – Unresolved Staff Comments

None.

ITEM 2 – Properties

The Company's corporate offices are owned by the Company and are located in the Minneapolis, Minnesota, metropolitan area. Manufacturing facilities are located in the states of Minnesota, Michigan, Kentucky and in Uden, The Netherlands, the United Kingdom, Sao Paulo, Brazil and Shanghai, China. Sales offices, warehouse and storage facilities are leased in various locations in North America, Europe, Japan, China, Asia, Australia and Latin America. The Company's facilities are in good operating condition, suitable for their respective uses and adequate for current needs. Further information regarding the Company's property and lease commitments is included on pages 15 and 35 of this Annual Report on Form 10-K.

ITEM 3 – Legal Proceedings

There are no material pending legal proceedings other than ordinary routine litigation incidental to the Company's business.

ITEM 4 – Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5 – Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

STOCK MARKET INFORMATION – Tennant common stock is traded on the New York Stock Exchange, under the ticker symbol TNC. As of January 30, 2009, there were approximately 500 shareholders of record and 4,800 beneficial shareholders. The common stock price was $13.54 per share on January 30, 2009.

STOCK SPLIT – On April 26, 2006, the Board of Directors declared a two-for-one common stock split effective July 26, 2006. As a result of the stock split, shareholders of record received one additional common share for every share held at the close of business on July 12, 2006. All share and per share data has been retroactively adjusted to reflect the stock split, except for the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) in Item 8 of this Annual Report on Form 10-K.

QUARTERLY PRICE RANGE – The accompanying chart shows the quarterly price range of the Company's shares over the past two years:

	First	Second	Third	Fourth
2008	$ 31.88-45.41	$ 30.07-41.00	$ 24.90-40.48	$ 15.33-33.26
2007	$ 27.84-32.82	$ 31.16-37.31	$ 35.40-49.32	$ 41.26-48.40

DIVIDEND INFORMATION – Cash dividends on Tennant's common stock have been paid for 64 consecutive years. Tennant's cash dividend payout increased for the 37th consecutive year to $0.52 per share in 2008, an increase of $0.04 per share over 2007. Dividends generally are declared each quarter. The Company announced a cash dividend of $0.13 per share payable March 16, 2009, to shareholders of record on February 27, 2009. Following are the anticipated remaining record dates for 2009: May 29, 2009, August 31, 2009 and November 30, 2009.

DIVIDEND REINVESTMENT OR DIRECT DEPOSIT OPTIONS – Shareholders have the option of reinvesting quarterly dividends in additional shares of Company stock or having dividends deposited directly to a bank account. The Transfer Agent should be contacted for additional information.

TRANSFER AGENT AND REGISTRAR – Shareholders with a change of address or questions about their account may contact:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
South St. Paul, MN 55164-0854
(800) 468-9716

SHARE REPURCHASES – On May 3, 2007, the Board of Directors authorized the repurchase of 1,000,000 shares of our common stock. Share repurchases are made from time to time in the open market or through privately negotiated transactions, primarily to offset the dilutive effect of shares issued through our stock-based compensation programs.

For the Quarter Ended 12/31/2008	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1–31, 2008	131	$ 29.18	-	288,874
November 1–30, 2008	33	23.48	-	288,874
December 1–31, 2008	18,156	23.04	-	288,874
Total	18,320	$ 23.08	-	288,874

(1) Includes 18,320 shares delivered or attested to in satisfaction of the exercise price and/or tax withholding obligations by employees who exercised stock options or restricted stock under employee stock compensation plans.

COMPARATIVE STOCK PERFORMANCE – The following graph compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return over the same period on the Overall Stock Market Performance Index (Hemscott Composite Index) and the Industry Index (Hemscott Group Index 62 – Industrial Goods, Manufacturing).

This assumes an investment of $100 in the Company's common stock, the Hemscott Composite Index and the Hemscott Group Index on December 31, 2003, with reinvestment of all dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG TENNANT COMPANY
HEMSCOTT COMPOSITE INDEX AND HEMSCOTT GROUP INDEX


$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2003
2004
2005
2006
2007
2008
Tennant Company
Hemscott Group Index
Hemscott Composite Index

	2003	2004	2005	2006	2007	2008
Tennant Company	$ 100.00	$ 93.57	$ 125.44	$ 142.44	$ 220.39	$ 78.27
Hemscott Group Index	100.00	123.06	135.52	163.13	214.51	115.86
Hemscott Composite Index	100.00	112.17	120.11	139.03	147.95	91.72

ITEM 6 – Selected Financial Data

(In thousands, except shares and per share data)

Years Ended December 31		2008	2007	2006	2005	2004
Year End Financial Results						
Net Sales	$	**701,405**	664,218	598,981	552,908	507,785
Cost of Sales	$	**415,155**	385,234	347,402	318,044	305,277
Gross Margin – %		**40.8**	42.0	42.0	42.5	39.9
Research and Development Expense	$	**24,296**	23,869	21,939	19,351	17,198
% of Net Sales		**3.5**	3.6	3.7	3.5	3.4
Selling and Administrative Expense	$	**243,385** (1)	200,270 (2)	189,676	180,676	164,003 (3)
% of Net Sales		**34.7**	30.2	31.7	32.7	32.3
Profit from Operations	$	**18,569** (1)	54,845 (2)	39,964	34,837	21,307 (3)
% of Net Sales		**2.6**	8.3	6.7	6.3	4.2
Other Income (Expense)	$	**(994)**	2,867 (2)	3,338	157	72
Income Tax Expense	$	**6,951** (1)	17,845 (2)	13,493	12,058	7,999 (3)
% of Earnings Before Income Taxes		**39.6**	30.9	31.2	34.5	37.4
Net Earnings	$	**10,624** (1)	39,867 (2)	29,809	22,936	13,380 (3)
% of Net Sales		**1.5**	6.0	5.0	4.2	2.6
Return on beginning Shareholders' Equity – %		**4.2**	17.4	15.4	13.2	8.1
Per Share Data						
Basic Net Earnings	$	**0.58** (1)	2.14 (2)	1.61	1.27	0.74 (3)
Diluted Net Earnings	$	**0.57** (1)	2.08 (2)	1.57	1.26	0.73 (3)
Cash Dividends	$	**0.52**	0.48	0.46	0.44	0.43
Shareholders' Equity (ending)	$	**11.48**	13.65	12.25	10.50	9.67
Year-End Financial Position						
Cash and Cash Equivalents	$	**29,285**	33,092	31,021	41,287	16,837
Total Current Assets	$	**250,419**	240,724	235,404	211,601	188,631
Property, Plant and Equipment, Net	$	**103,730**	96,551	82,835	72,588	69,063
Total Assets	$	**456,604**	382,070	354,250	311,472	285,792
Total Current Liabilities	$	**107,159**	96,673	94,804	88,965	81,853
Total Long-Term Liabilities	$	**139,541**	32,966	29,782	29,405	29,905
Shareholders' Equity	$	**209,904**	252,431	229,664	193,102	174,034
Current Ratio		**2.3**	2.5	2.5	2.4	2.5
Debt:						
Current	$	**3,946**	2,127	1,812	2,232	7,674
Long-Term	$	**91,393**	2,470	1,907	1,608	1,029
Debt-to-capital ratio		**31.2**	1.8	1.6	1.9	4.8
Cash Flow Increase (Decrease)						
Net Cash Provided by (Used for) Operating Activities	$	**37,546**	39,640	40,319	44,237	36,697
Net Cash Provided by (Used for) Investing Activities	$	**(101,979)**	(10,357)	(45,959)	(11,781)	(32,062)
Net Cash Provided by (Used for) Financing Activities	$	**62,075**	(26,679)	(4,876)	(8,111)	(12,130)
Other Data						
Interest Income	$	**1,042**	1,854	2,698	1,691	1,479
Interest Expense	$	**3,944**	898	737	564	1,147
Depreciation and Amortization	$	**22,959**	18,054	14,321	13,039	12,972
Purchases of Property, Plant and Equipment	$	**20,790**	28,720	23,872	20,880	21,089
Proceeds from Disposals of Property, Plant and Equipment	$	**656**	7,254	632	3,049	1,568
Number of employees at year-end		**3,002**	2,774	2,653	2,496	2,474
Diluted Weighted Average Shares Outstanding		**18,581,840**	19,146,025	18,989,248	18,209,888	18,300,414
Closing share price at year-end	$	**15.40**	44.29	29.00	26.00	19.83
Common stock price range during year	$	**15.33-45.41**	27.84-49.32	21.71–29.88	17.39-26.23	18.25-22.17
Closing price/earnings ratio		**27.0**	21.3	18.5	20.6	27.2

The results of operations from our 2008 acquisitions have been included in the Consolidated Financial Statements, as well as the Selected Financial Data presented above, since each of their respective dates of acquisition. Refer to additional information regarding our 2008 acquisitions in Note 4, Acquisitions and Divestitures.

(1) 2008 includes workforce reduction charge and associated expenses of $14,551 pretax ($12,003 aftertax or $0.65 per diluted share), increase in Allowance for Doubtful Accounts of $3,361 pretax ($3,038 aftertax or $0.16 per diluted share), write-off of technology investments of $1,842 pretax ($1,246 aftertax or $0.07 per diluted share), gain on sale of Centurion assets of $229 pretax ($143 aftertax or $0.01 per diluted share). (2) 2007 includes restructuring charge and associated expenses of $2,507 pretax ($1,656 aftertax or $0.09 per diluted share), a one-time tax benefit relating to a reduction in valuation reserves, net of the impact of tax rate changes in foreign jurisdictions on deferred taxes of $3,644 aftertax or $0.19 per diluted share and gain on sale of the Maple Grove, Minnesota facility of $5,972 pretax ($3,720 aftertax or $0.19 per diluted share). (3) 2004 includes workforce reduction expenses of $2,301 pretax ($1,458 aftertax or $0.08 per diluted share).

ITEM 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Tennant Company is a world leader in designing, manufacturing and marketing solutions that help create a cleaner, safer world. We provide equipment, parts and consumables and specialty surface coatings to contract cleaners, end-user businesses, healthcare facilities, schools and local, state and federal governments. We sell our products through our direct sales and service organization and a network of authorized distributors worldwide. Geographically, our customers are primarily located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. We strive to be an innovator in our industry through our commitment to understanding our customers' needs and using our expertise to create innovative products and solutions.

Net Earnings for 2008 were down 73.4% to $10.6 million, or $0.57 per diluted share, compared to 2007. Net Sales totaled $701.4 million, up 5.6% over 2007 driven primarily by sales from strategic acquisitions during the year, a net favorable impact from foreign currency exchange and benefits from pricing actions taken earlier in the year, partially offset by unit volume declines within our equipment business year over year. Gross Margins declined 120 basis points to 40.8% principally due to our inability to leverage our fixed manufacturing costs as a result of the significant unit volume decline experienced in the fourth quarter of 2008. Selling and Administrative Expense ("S&A Expense") increased 360 basis points as a percentage of Net Sales to 34.7% compared to 2007 due to the inclusion of a workforce reduction and other charges recognized in the fourth quarter of 2008 as well as S&A Expense incurred earlier in the year to expand international market coverage and support new product launches.

During the fourth quarter of 2008, Tennant announced a workforce reduction program to resize its worldwide employee base by approximately 8%, or about 240 people. A pretax workforce reduction charge totaling $14.6 million ($0.65 per diluted share) was recognized in the fourth quarter of 2008 as a result of this program. The workforce reduction was accomplished primarily through the elimination of salaried positions across the organization. When completed, this measure is estimated to achieve annualized savings of at least $15 million in 2009 and approximately $20 million in 2010. Additionally, early retirements, elimination of contracted positions and attrition will account for some of the eliminated positions and contribute to these annualized savings. The pretax charge consisted primarily of severance and outplacement service expenses and was included within S&A Expense in the Consolidated Statements of Earnings.

S&A Expense was also impacted by a significant increase in bad debt expense of $3.4 million ($0.16 per diluted share) resulting from increased Accounts Receivable reserves due to the global credit crisis and a write-off of $1.8 million ($0.07 per diluted share) related to technology investments that will be replaced by new solutions.

Net Earnings were impacted by a $0.15 per diluted share loss from our 2008 acquisitions. This amount includes the effect of purchase accounting items such as amortization expense on acquired intangible assets, the flow-through of the fair market value inventory step-up, the unfavorable movement in the foreign currency exchange rates related to a deal contingent non-speculative forward contract that we entered into which fixed the cash outlay in U.S. dollars for our Sociedade Alfa Ltda ("Alfa") acquisition, as well as the increase in interest expense related to borrowing against our revolving credit facility during the year to fund our first quarter acquisitions.

In addition, Net Earnings were also impacted by the following items:

- The inclusion of a $2.7 million ($0.09 per diluted share) net foreign currency gain in the third quarter of 2008 from settlement of forward contracts related to a British pound denominated loan.
- A net benefit from discrete tax items, primarily related to U.S. federal tax settlements, added $0.07 per diluted share.
- Legal settlement expenses of $0.06 per diluted share primarily related to the settlement of a claim filed in the second quarter by a terminated distributor in Brazil.
- Expenses of $0.02 per diluted share related to curtailed acquisition initiatives.
- A net gain of $0.2 million ($0.01 per diluted share) associated with the divestiture of assets related to the Centurion street sweeper product.

The total net effect of these items in 2008 was a reduction in earnings of $0.79 per diluted share.

Back in 2006, we launched initiatives aimed at consolidating our global footprint, expanding our presence in China and establishing global sourcing capabilities. Through these initiatives, we continue to broaden our global sourcing capabilities, reduce product costs and improve operating efficiencies. Our global sourcing initiative contributed approximately $6 million in savings during 2008, allowing us to essentially offset the impact of inflation in 2008 despite experiencing rising material costs throughout the majority of the year. We also successfully increased the percentage of materials and components sourced from low-cost regions from approximately 14% in 2007 to approximately 20% in 2008. Our footprint consolidation and lean initiatives contributed approximately $4 million in savings in 2008, in part from benefits of closing our Maple Grove, MN facility toward the end of 2007.

Tennant continues to invest in innovative product development, with 3.5% of Net Sales spent on Research and Development in 2008. We launched six new products in 2008 in addition to the global introduction of our electrically converted water technology ("ec-water") on six of our walk-behind scrubbers. Sales of new products introduced in the past three years generated approximately 44% of our equipment sales during 2008, exceeding our target of 30%. Our new product launches in 2009 will focus on expanding the roll-out of ec-water. This game-changing technology will be introduced on five rider scrubbers in 2009 in addition to the six walk-behind scrubbers introduced during 2008.

We ended 2008 with a debt-to-capital ratio of 31.2%, $29.3 million in Cash and Cash Equivalents and Shareholders' Equity of $209.9 million. During 2008 we generated operating cash flows of $37.5 million. During 2008, we repurchased $14.3 million in Tennant stock under our share repurchase program.

The relative strength or weakness of the global economies in 2009 is expected to impact demand for our products and services in the markets we serve. As both global and regional economies are currently difficult to predict, we continue to monitor macro-economic indicators closely and conservatively manage the business.

Our results are also impacted by changes in value of the U.S. dollar primarily against the Euro, British pound, Australian and Canadian dollars, Japanese yen, Chinese yuan and Brazilian real. To the extent the applicable exchange rates weaken relative to the U.S. dollar, the related direct foreign currency exchange effect would generally have an unfavorable impact on our 2009 results. If the applicable exchange rates strengthen relative to the U.S. dollar, our results would generally be favorably impacted.

Historical Results

The following table compares the historical results of operations for the years ended December 31, 2008, 2007 and 2006 in dollars and as a percentage of Net Sales (in thousands, except per share amounts):

	2008	%	2007	%	2006	%
Net Sales	$701,405	100.0	$664,218	100.0	$598,981	100.0
Cost of Sales	415,155	59.2	385,234	58.0	347,402	58.0
Gross Profit	286,250	40.8	278,984	42.0	251,579	42.0
Operating Expense:						
Research and Development Expense	24,296	3.5	23,869	3.6	21,939	3.7
Selling and Administrative Expense	243,614	34.7	206,242	31.1	189,676	31.7
Gain on Sale of Facility	-	-	(5,972)	(0.9)	-	-
Gain on Divestiture of Assets	(229)	-	-	-	-	-
Total Operating Expenses	267,681	38.2	224,139	33.7	211,615	35.3
Profit from Operations	18,569	2.6	54,845	8.3	39,964	6.7
Other Income (Expense):						
Interest Income	1,042	0.1	1,854	0.3	2,698	0.5
Interest Expense	(3,944)	(0.6)	(898)	(0.1)	(737)	(0.1)
Net Foreign Currency Transaction Gain (Loss)	1,368	0.2	39	-	516	0.10
ESOP Income	2,219	0.3	2,568	0.4	1,205	0.2
Other Income (Expense), Net	(1,679)	(0.2)	(696)	(0.1)	(344)	(0.1)
Total Other Income (Expense), Net	(994)	(0.1)	2,867	0.4	3,338	0.6
Profit Before Income Taxes	17,575	2.5	57,712	8.7	43,302	7.2
Income Tax Expense	6,951	1.0	17,845	2.7	13,493	2.3
Net Earnings	$ 10,624	1.5	$ 39,867	6.0	$ 29,809	5.0
Earnings per Diluted Share	$ 0.57		$ 2.08		$ 1.57	

Consolidated Financial Results

In 2008, Net Earnings declined 73.4% to $10.6 million or $0.57 per diluted share as compared to 2007. Net Earnings were impacted by:

- Growth in Net Sales of 5.6% to $701.4 million, driven by 2008 acquisitions and increases in Other International.
- A 120 basis point decline in Gross Margins to 40.8% as fixed manufacturing costs within our plants were not fully leveraged due to a significant equipment unit volume decline of $22.9 million experienced in the fourth quarter of 2008.
- An increase in S&A Expense as a percentage of Net Sales of 360 basis points due to the inclusion of $19.8 million of expenses associated with the fourth quarter workforce reduction charge and other charges as well as expenses incurred earlier in the year to expand international market coverage and support new product launches.
- The inclusion of a $2.7 million net foreign currency gain from settlement of forward contracts related to a British pound denominated loan.
- A net benefit from discrete tax items, primarily related to U.S. federal tax settlements added $0.07 per diluted share.
- A dilutive impact to Net Earnings related to our 2008 acquistions of $2.8 million.

In 2007, Net Earnings increased 33.7% to $39.9 million or $2.08 per diluted share as compared to 2006. Net Earnings were impacted by:

- Growth in Net Sales of 10.9% to $664.2 million, driven by increases in all geographic regions (North America; Europe, Middle East, Africa ('EMEA") and Other International) and all product categories (equipment; service, parts and consumables; and specialty surface coatings).
- Holding margins flat with 2006 at 42.0%, despite higher material costs and investments in our footprint consolidation and China expansion initiatives.
- A decrease in S&A Expense as a percentage of Net Sales of 0.6 percentage points as growth in Net Sales outpaced increases in S&A Expense, despite the inclusion of a $2.5 million restructuring charge and higher costs in support of strategic initiatives and other cost increases.
- A gain of $6.0 million associated with the sale of our Maple Grove, Minnesota facility.
- A decrease in Interest Income, Net of $1.0 million primarily reflecting a lower average interest rate and a lower level of Cash and Cash Equivalents and Short-term Investments. In addition, Tennant contributed $0.5 million to the Tennant Foundation increasing Other Expense, Net. Partially offsetting these decreases is an increase of $1.4 million in ESOP Income due to a higher average stock price.

For 2008, we used Economic Profit as a key indicator of financial performance and the primary metric for performance-based incentives. Economic Profit is based on our Net Operating Profit After Taxes less a charge for the net assets used in the business. The key drivers of Net Operating Profit we focus on include Net Sales, Gross Margin and Operating Expense. The key drivers we focus on to measure how effectively we utilize net assets in the business include "Accounts Receivable Days Sales Outstanding" (DSO), "Days Inventory on Hand" (DIOH) and capital expenditures. These key drivers are discussed in greater depth throughout Management's Discussion and Analysis.

Net Sales

In 2008, consolidated Net Sales were $701.4 million, increasing 5.6% over 2007. Consolidated Net Sales were $664.2 million in 2007, an increase of 10.9% from 2006.

The components of the consolidated Net Sales change for 2008 as compared to 2007 and 2007 compared to 2006 were as follows:

	% Change from 2007	% Change from 2006
Organic Growth (Decline):		
Volume	(5%)	3%
Price	4%	3%
	(1%)	6%
Foreign Currency	2%	3%
Acquisitions	5%	2%
Total	6%	11%

The 5.6% increase in consolidated Net Sales for 2008 from 2007 was primarily driven by:

- An organic decline of 1%, which includes a decline in base business volume, primarily within North America, partially offset by the net benefit from pricing actions taken during the year.
- A favorable direct foreign currency exchange impact of 2%.
- An increase of 5% in sales volume due to our March 28, 2008 acquisition of Alfa , our February 29, 2008 acquisition of Applied Sweepers, Ltd. ("Applied Sweepers") and our February 1, 2007 acquisition of Floorep Limited ("Floorep").

The 10.9% increase in consolidated Net Sales for 2007 from 2006 was primarily driven by:

- Organic growth in all geographic regions and all product categories.
- A favorable direct foreign currency exchange impact of 3%.
- An increase of 2% in sales volume due to our February 1, 2007 acquisition of Floorep.

The following table sets forth annual Net Sales by geography and the related percent change from the prior year (in thousands, except percentages):

	2008	%	2007	%	2006	%
North America	**$402,174**	**(3.7)**	$417,757	6.8	$391,309	5.7
Europe, Middle East and Africa	**217,594**	**18.8**	183,188	17.6	155,710	16.9
Other International	**81,637**	**29.0**	63,273	21.8	51,962	4.9
Total	**$701,405**	**5.6**	$664,218	10.9	$598,981	8.3

North America – In 2008, North American Net Sales declined 3.7% to $402.2 million compared with $417.8 million in 2007. The primary driver of the decrease in Net Sales is attributable to a decline in equipment unit volume, with the most significant declines occurring in the fourth quarter as a result of the credit crisis and its impact on an already sluggish U.S. economy. Partially offsetting these declines were benefits from pricing actions taken during the year and a net favorable impact from foreign currency translation. Our acquisition of Applied Sweepers contributed approximately 1% to North America's 2008 Net Sales.

In 2007, North American Net Sales increased 6.8% to $417.8 million compared with $391.3 million in 2006. The primary drivers of the increase in Net Sales were price increases in all product categories and an increase in equipment volume within all sales channels. Shipment of several large non-recurring orders, primarily to national account customers, and continued success with new products were significant contributors to the growth in equipment volume in North America in 2007. Organic volume growth in service, parts and consumables sales also contributed to the increase.

Europe, Middle East and Africa – EMEA Net Sales in 2008 increased 18.8% to $217.6 million compared to 2007 Net Sales of $183.2 million. Positive direct foreign currency exchange effects increased EMEA Net Sales by approximately 6% in 2008. Our Applied Sweepers acquisition contributed approximately 14% to EMEA's 2008 Net Sales. EMEA's organic base was essentially flat in 2008 when compared to 2007. Pricing increases and volume growth in emerging markets were offset by lower sales of equipment in the mature markets within Europe. The majority of the equipment unit volume decline occurred in the fourth quarter following the global credit crisis and a significant slowdown in these economies.

EMEA Net Sales in 2007 increased 17.6% to $183.2 million compared to 2006 Net Sales of $155.7 million. Positive direct foreign currency exchange effects increased EMEA Net Sales by approximately 9% in 2007. Our Hofmans and Floorep acquisitions contributed approximately 5% to EMEA's 2007 Net Sales. EMEA's organic base grew slightly in 2007 when compared to 2006. Volume growth from our Hofmans line of outdoor products during the second half of 2007, volume growth within our emerging markets of this region, such as the Middle East, along with benefits from price increases were partially offset by lower sales of equipment in the United Kingdom, one of our largest markets within the region.

Other International – Other International Net Sales in 2008 increased 29.0% to $81.6 million over 2007 Net Sales of $63.3 million. Growth in Net Sales was driven in part by organic growth, resulting from expanded market coverage in Brazil and China as well as a net benefit from pricing actions taken during the year. Our acquisitions contributed approximately 12% to Other International's 2008 Net Sales. Price increases also contributed to the 2008 growth in Net Sales. Positive direct foreign currency exchange effects increased Net Sales in Other International markets by approximately 3% in 2008.

Other International Net Sales in 2007 increased 21.8% to $63.3 million over 2006 Net Sales of $52.0 million. Growth in Net Sales was primarily driven by organic growth, resulting in part from expanded market coverage in Brazil and China as well as volume growth in Australia and Mexico. Price increases also contributed to the 2007 growth in Net Sales. Positive direct foreign currency exchange effects increased Net Sales in Other International markets by approximately 5% in 2007.

Gross Profit

Gross Margin was 40.8% in 2008, down 120 basis points as compared to 2007. Although benefits from pricing actions and cost reduction initiatives were able to essentially offset higher raw material and purchased component costs during 2008, the inability to leverage the fixed manufacturing costs in our plants, due to the significant decline in unit volume experience in the fourth quarter, drove a decline in margins year over year. Gross Margin was also impacted by an unfavorable sales mix and by the inclusion of $1.2 million in expense from the flow-through of fair market value inventory step-up from our acquisitions of Applied Sweepers and Alfa.

Gross Margin was 42.0% in 2007, the same as in 2006. Price increases and cost reduction actions in 2007 nearly offset higher costs for raw materials and purchased components such as the high battery costs experienced during the year driven by increases in the cost of lead.

We implemented a selling price surcharge during the fourth quarter of 2007 on certain products including batteries and battery-operated equipment in North America. Price increases on similar products in Europe were implemented during the third quarter of 2007. The benefits from our global sourcing initiative along with these pricing actions allowed us to nearly fully mitigate the impact of rising material costs during 2007.

Gross Margin in 2007 was also impacted by positive direct foreign currency exchange effects and a favorable mix of products sold, which offset costs associated with our manufacturing footprint consolidation, China expansion and the integration of the Hofmans acquisition.

Future gross margins could continue to be impacted by fluctuations in the cost of raw materials and other product components, decreased unit volume, competitive market conditions, the mix of products both within and among product lines and geographies, and foreign currency exchange effects.

Operating Expenses

Research and Development Expense – Research and Development Expense ("R&D Expense") increased $0.4 million, or 1.8%, in 2008 compared to 2007 and decreased 10 basis points to 3.5% as a percentage of Net Sales, which is in line with our target of investing 3% to 4% of Net Sales annually on research and development. R&D Expense increased $1.9 million, or 8.8%, in 2007 compared to 2006, and decreased 10 basis points to 3.6% of Net Sales.

We strive to be the industry leader in innovation and are committed to investing in research and development. We expect to maintain our spending on research and development at 3% to 4% of Net Sales annually in support of this commitment.

Selling and Administrative Expense – S&A Expense increased by $37.4 million, or 18.1%, in 2008 compared to 2007. The inclusion of expense from our 2008 acquisitions of Applied Sweepers, Alfa and Shanghai ShenTan added $10.7 million to S&A Expense during 2008. S&A Expense included a $14.6 million workforce reduction charge as discussed in Note 3 to the Consolidated Financial Statements. S&A Expense was also impacted by a significant increase in bad debt expense of $3.4 million resulting from increased Accounts Receivable reserves due to the global credit crisis and a write-off of $1.8 million related to technology investments that will be replaced by new solutions. Unfavorable foreign currency exchange was approximately $4.5 million in 2008.

The remaining approximate 1% increase in S&A Expense was due to infrastructure investments implemented in the first quarter to expand market coverage within our international geographies, higher marketing expenses for new product launches, and higher base compensation and benefit costs as a result of wage rate and cost increases. Partially offsetting these increases was a decrease in performance-based compensation expenses as compared to 2007.

As a percentage of Net Sales, 2008 S&A Expense increased 360 basis points to 34.7%, in part due to the inclusion of the fourth quarter workforce reduction and other charges totaling $19.8 million, or 280 basis points. The remaining increase in S&A Expense as a percentage of sales is attributable to expenses incurred earlier in the year to expand international market coverage and support new product launches.

S&A Expense increased by $16.6 million, or 8.7%, in 2007 compared to 2006. S&A Expense included a $2.5 million charge for a restructuring action approved by management during the third quarter as discussed in Note 3 to the Consolidated Financial Statements. The charge consisted primarily of severance and outplacement benefits. The impact of unfavorable foreign currency translation on S&A Expense was approximately $6.0 million in 2007. The remaining approximate 4% increase in S&A Expense was due in part to investments associated with expanding our international market coverage, the inclusion of expenses of acquired operations and recruiting expenses associated with filling restructured positions and other openings. Increased bad debt expense, benefit costs and depreciation expense also contributed to the increase in S&A Expense in comparison to 2006. Partially offsetting these increases was a decrease in performance-based compensation expenses and a reduction in warranty costs.

Gain on Divestiture of Assets – We sold assets related to our Centurion line of sweepers during the second quarter of 2008 for a pretax gain of $0.2 million.

Gain on Sale of Facility – We completed the sale of our Maple Grove, Minnesota facility during the fourth quarter of 2007 for a net pretax gain of $6.0 million.

Total Other Income (Expense), Net

Interest Income – Interest Income was $1.0 million in 2008, a decrease of $0.8 million from 2007. The decrease between 2008 and 2007 reflects the impact of a decline in interest rates between periods on lower average cash levels.

Interest Income was $1.9 million in 2007, a decrease of $0.8 million from 2006. The decrease was a result of lower interest rates and lower average levels of Cash and Cash Equivalents and Short-Term Investments during 2007 compared to 2006.

Interest Expense – Interest Expense was $3.9 million in 2008 as we became a net debtor during the first quarter of 2008 borrowing against our revolving credit facility, primarily to fund the two acquisitions that closed during the first quarter of 2008.

Interest Expense was $0.9 million in 2007, an increase of $0.2 million as compared to 2006. Interest Expense for both years was 0.1% of Net Sales.

Net Foreign Currency Transaction Gains (Losses) – Net Foreign Currency Transaction Gains increased $1.3 million between 2008 and 2007. A $2.7 million net foreign currency gain from the settlement of forward contracts related to a British pound denominated loan was the most significant contributor to the change between years. This gain was partially offset by the $0.9 million unfavorable movement in the foreign currency exchange rates related to a deal contingent non-speculative forward contract that we entered into that fixed the cash outlay in U.S. dollars for the Alfa acquisition in the first quarter of 2008. The remaining change was due to a net favorable impact from other foreign currency fluctuations between years.

Net Foreign Currency Transaction Gains decreased $0.5 million between 2007 and 2006 due to fluctuations in foreign currency exchange rates.

ESOP Income – ESOP Income decreased $0.3 million between 2008 and 2007 due to a lower average stock price. We benefit from ESOP Income when the shares held by Tennant's ESOP Plan are utilized and the basis of those shares is lower than the current average stock price. This benefit is offset in periods when the number of shares needed exceeds the number of shares available from the ESOP as the shortfall must be issued at the current market rate, which is generally higher than the basis of the ESOP shares. During the year ended 2008 compared to 2007, we experienced a lower average stock price and issued additional shares during the fourth quarter of 2008.

ESOP Income increased $1.4 million between 2007 and 2006 due to a higher average stock price. We benefit from ESOP Income when the shares held by the Company's ESOP plan are utilized as the basis of those shares is lower than the current average stock price.

Other Income (Expense), Net – Other Expense, Net increased $1.0 million between 2008 and 2007. The increase in Other Expense, Net was primarily due to an increase in discretionary contributions to Tennant's charitable foundation.

The change in Other Expense, Net of $0.4 million between 2007 and 2006 was primarily due to an increase in discretionary contributions to Tennant's charitable foundation.

Income Taxes

Our effective income tax rate was 39.6%, 30.9% and 31.2% for the years 2008, 2007 and 2006, respectively. The increase in the 2008 effective tax rate was substantially related to changes in our operating profit in total and by taxing jurisdiction. The effective rate was also negatively impacted due to a correction of an immaterial error related to reserves for uncertain tax positions covering tax years 2004 to 2006. See Note 14 for further discussion. The change in the rate as compared to 2007 was also negatively impacted due to the 2007 favorable one-time discrete item related to the reversal of a German valuation allowance as noted below.

During 2007, a favorable one-time discrete item of $3.6 million related to the reversal of a German valuation allowance, net of the impact of tax rate changes in foreign jurisdictions on deferred taxes, was recognized in the third quarter. It was determined that it was now more likely than not that a tax loss carryforward in Germany will be utilized in the future and accordingly the valuation allowance on the related deferred tax asset was reduced to zero.

During 2006, we had a favorable impact from the Extraterritorial Income Exclusion Act (ETI Act), a U.S. tax law, of approximately 2% on our effective tax rate. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, which phased out the ETI Act tax benefit during 2005 and 2006. In addition, the new law established a manufacturing deduction for profits on U.S. manufactured product to be phased in through 2010. For 2007 and 2008, these changes resulted in an increase in our effective tax rate of slightly more than 1%.

We expect our effective tax rate in 2009 to be between 36% and 38%. This rate may vary based on changes in mix of taxable earnings by country and our ability to utilize the available foreign net operating loss carryforwards.

Liquidity and Capital Resources

Liquidity – Cash and Cash Equivalents totaled $29.3 million at December 31, 2008, as compared to $33.1 million of Cash and Cash Equivalents as of December 31, 2007. We did not have any Short-Term Investments as of December 31, 2008 or 2007. Cash and Cash Equivalents held by our foreign subsidiaries totaled $14.6 million as of December 31, 2008 as compared to $3.8 million of Cash and Cash Equivalents held by our foreign subsidiaries as of December 31, 2007. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to subsidiaries as needed. Our current ratio was 2.3 and 2.5 as of December 31, 2008 and 2007, based on working capital of $143.3 million and $144.1 million, respectively.

During the first quarter of 2008, we borrowed $87.5 million on our Credit Agreement (defined below) in connection with our acquisitions of Applied Sweepers and Alfa. Our debt-to-capital ratio was 31.2% as of December 31, 2008, compared with 1.8% as of December 31, 2007. Our capital structure was comprised of $91.4 million of Long-Term Debt and $209.9 million of Shareholders' Equity as of December 31, 2008.

On June 19, 2007, we entered into a Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, BMO Capital Markets Financing, Inc. and U.S. Bank National Association, as Co-Documentation Agents and the Lenders from time to time party thereto. The Credit Agreement provides us and certain of our foreign subsidiaries access to a $125.0 million revolving credit facility until June 19, 2012. Borrowings may be denominated in U.S. dollars or certain other currencies. The facility is available for general corporate purposes, working capital needs, share repurchases and acquisitions. The Credit Agreement has been amended twice, most recently in March of 2009. For a detailed description of the amendments, refer to page 14.

If the global economy deteriorates further, it could have an unfavorable impact on the demand for our products and, as a result, our operating cash flow. We rely primarily on operating cash flow to provide for the working capital needs of our operations. However, we also have short-term and long-term debt facilities available to us to assist in meeting our cash flow requirements if needed. We believe that the combination of internally generated funds and present capital resources are more than sufficient to meet our cash requirements for 2009.

Cash Flow Summary – Cash provided by (used in) our operating, investing and financing activities is summarized as follows (in thousands):

	2008	2007	2006
Operating Activities	**$ 37,546**	$ 39,640	$ 40,319
Investing Activities:			
Purchases of Property, Plant			
and Equipment, Net of Disposals	**(20,134)**	(21,466)	(23,240)
Acquisitions of Businesses,			
Net of Cash Acquired	**(81,845)**	(3,141)	(8,469)
Change in Short-Term Investments	**-**	14,250	(14,250)
Financing Activities	**62,075**	(26,679)	(4,876)
Effect of Exchange Rate Changes			
on Cash and Cash Equivalents	**(1,449)**	(533)	250
Net Increase (Decrease) in			
Cash and Cash Equivalents	**$ (3,807)**	$ 2,071	$ (10,266)

Operating Activities – Cash provided by operating activities was $37.5 million in 2008, $39.6 million in 2007 and $40.3 million in 2006. In 2008, cash provided by operating activities was driven by Net Earnings, as well as increases in Employee Compensation and Benefits and Other Accrued Expenses and Accounts Receivable, partially offset by a decrease in Income Taxes Payable/Prepaid.

Cash flow provided by operating activities decreased $2.1 million in 2008 compared to 2007. This decrease was primarily driven by lower Net Earnings in 2008 compared to 2007.

In 2007, cash provided by operating activities was driven primarily by strong Net Earnings as well as an increase in net Income Taxes Payable/Prepaid, partially offset by a decrease in Employee Compensation and Benefits and Other Accrued Expenses. The decrease in Employee Compensation and Benefits and Other Accrued Expenses was primarily a result of decreases in performance-based compensation.

As discussed previously, two metrics used by management to evaluate how effectively we utilize our net assets are "Accounts Receivable Days Sales Outstanding" (DSO) and "Days Inventory on Hand" (DIOH), on a FIFO basis. The metrics are calculated on a rolling three month basis in order to more readily reflect changing trends in the business. These metrics for the quarters ended December 31, were as follows (in days):

	2008	2007	2006
DSO	**77**	61	61
DIOH	**101**	83	82

DSO increased 16 days in 2008 compared to 2007 due to a decline in sales volume in late 2008 as well as a higher mix of international receivables which carry longer payment terms and a recent slowing of payments due to the credit crisis in the fourth quarter of 2008.

DIOH increased 18 days in 2008 compared to 2007 due primarily to the decline in sales volume late in 2008 as well as higher inventory levels due to higher demo and used Inventories related to the introduction of new products and higher Inventories in the distribution center and China due to longer lead times for product sourced from low cost regions.

Investing Activities – Net cash used in investing activities was $102.0 million in 2008, $10.4 million in 2007 and $46.0 million in 2006. The primary use of cash in investing activities during 2008 was capital expenditures and our acquisitions, most notably Applied Sweepers and Alfa.

Net capital expenditures were $20.1 million during 2008 compared to $21.5 million in 2007. Net capital expenditures were $23.2 million in 2006. Capital expenditures in 2008 included upgrades to our information technology systems and related infrastructures and investments in tooling in support of new products, as well as investment in our corporate facilities to create a Global Innovation Center for research and development. Net capital expenditures in 2007 included continued investments in our footprint consolidation initiative, new product tooling and capital spending related to our global expansion initiatives. Net capital expenditures in 2006 included continued expansion of our information systems capabilities and investments in new product tooling as well as capital spending in support of our China expansion initiative.

In 2009, net capital expenditures are expected to approximate $15 million or less. Significant capital projects planned for 2009 include new product development tooling and assembly line set-up. In addition, we plan to continue to make investments to maintain and enhance our IT infrastructure and systems. Capital expenditures in 2009 are expected to be financed primarily with funds from operations.

On December 1, 2008, we entered into an asset purchase agreement with Hewlett Equipment ("Hewlett") for a purchase price of $0.6 million in cash. The assets purchased consist of industrial equipment. Hewlett has been a distributor and service agent for Tennant Industrial and Commercial Equipment in Queensland, Australia since 1980. The purchase of Hewlett's existing rental fleet of industrial equipment will accelerate Tennant's strategy to grow its direct sales and service business in Brisbane, Australia. Hewlett will continue as a distributor and service agent of Tennant's commercial equipment.

On August 15, 2008, we acquired Shanghai ShenTan Mechanical and Electrical Equipment Co. Ltd. ("Shanghai ShenTan") for a purchase price of $0.6 million in cash. The acquisition of Shanghai ShenTan, a 12 year exclusive distributor of Tennant products in Shanghai, China, will accelerate Tennant's strategy to grow its direct sales and service business in the key economic area of Shanghai. The purchase agreement also provides for additional contingent consideration to be paid in each of the three one-year periods following the acquisition date if certain future revenue targets are met and if other future events occur. We anticipate that any amount paid under this earn-out would be considered additional purchase price. The earn-out is denominated in foreign currency which approximates $0.6 million in the aggregate and is to be calculated based on 1) growth in revenues and 2) visits to specified customer locations during each of the three one-year periods following the acquisition date.

On March 28, 2008, we acquired Alfa for a purchase price of $11.8 million in cash and $1.4 million in debt assumed, subject to certain post-closing adjustments. Alfa manufactures the Alfa brand of commercial cleaning machines, is based in Sao Paulo, Brazil, and is recognized as the market leader in the Brazilian cleaning equipment industry. The purchase agreement with Alfa also provides for additional contingent consideration to be paid if certain future revenue targets are met. We anticipate that any amount paid under this earn-out would be considered additional purchase price. The earn-out is denominated in foreign currency which approximates $5.2 million and is to be calculated based on growth in revenues during the 2009 calendar year, with an interim calculation based on growth in 2008 revenues. There is no maximum earn-out that can be earned during the interim period; however, the maximum earn-out that can be paid for the interim period approximates $1.2 million. Any amount earned as of the interim date in excess of the maximum payment will be held in escrow and will not be paid until the final earn-out calculation is completed.

On February 29, 2008, we acquired Applied Sweepers, a privately-held company based in Falkirk, Scotland, for a purchase price of $75.2 million in cash. Applied Sweepers is the manufacturer of Green Machines™ and is recognized as the leading manufacturer of sub-compact outdoor sweeping machines in the United Kingdom. Applied Sweepers also has locations in the United States, France and Germany and sells through a broad distribution network around the world.

In February 2007, we acquired Floorep, a distributor of cleaning equipment based in Scotland, for a purchase price of $3.6 million in cash. The results of Floorep's operations have been included in the Consolidated Financial Statements since February 2, 2007, the date of acquisition.

In July 2006, we acquired Hofmans Machinefabriek ("Hofmans") for a purchase price of $8.6 million. The cost of the acquisition was paid for in cash with funds provided by operations.

Financing Activities – Net cash provided by financing activities was $62.1 million in 2008. Net cash used in financing activities was $26.7 million in 2007 and $4.9 million in 2006. In 2008, issuance of long-term debt for our 2008 acquisitions provided $87.5 million and significant uses of cash included $14.3 million in repurchases of Common Stock related to our share repurchase program and $9.6 million of dividends paid. Our cash dividend payout increased for the 37th consecutive year to $0.52 per share in 2008, an increase of $0.04 per share over 2007. In 2007, significant uses of cash included $29.0 million in repurchases of Common Stock related to our share repurchase program and $9.0 million of dividends paid.

Proceeds from the issuance of Common Stock generated $1.9 million in 2008 and $8.7 million in 2007. Proceeds in both years were driven by an increase in employees' stock option exercises due to a higher average stock price during the first thee quarters of 2008 and during all of 2007.

In August 2006, the Board of Directors approved the adjustment of the number of shares then available for repurchase to reflect the impact of the two-for-one stock split, which increased the number of shares available for repurchase from approximately 281,000 immediately before the stock split to approximately 562,000. On May 3, 2007, the Board of Directors authorized the repurchase of 1,000,000 additional shares of our Common Stock. At December 31, 2008, there remained approximately 289,000 shares authorized for repurchase.

Approximately 476,900 and 735,900 shares were repurchased during the years ended 2008 and 2007, respectively, at average repurchase prices of $31.62 and $39.34. Beginning in September 2008, repurchases were temporarily suspended in order to conserve cash. Repurchases made in 2006 prior to the stock split on July 26, 2006 totaled approximately 61,000 shares at an average repurchase price of $46.36 or 122,000 shares at $23.18, post-split. Following the stock split, approximately 87,000 shares were repurchased in 2006 at an average price of $27.96.

Indebtedness – As of December 31, 2008, we had available lines of credit totaling $136.3 million and stand alone letters of credit of approximately $2.1 million. There were $87.5 million in outstanding borrowings under these facilities and we were in compliance with all debt covenants as of December 31, 2008.

JPMorgan Chase Bank

On June 19, 2007, we entered into a Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, BMO Capital Markets Financing, Inc. and U.S. Bank National Association, as Co-Documentation Agents and the Lenders from time to time party thereto. The Credit Agreement provides us and certain of our foreign subsidiaries access to a $125.0 million revolving credit facility until June 19, 2012. Borrowings may be denominated in U.S. dollars or certain other currencies. The facility is available for general corporate purposes, working capital needs, share repurchases and acquisitions. The Credit Agreement contains customary representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and to merge or consolidate with another entity. Further, the Credit Agreement initially contained a covenant requiring us to maintain indebtedness to EBITDA ratio as of the end of each quarter of not greater than 3.5 to 1, and to maintain an EBITDA to interest expense ratio of no less than 3.5 to 1. We were in compliance with all such covenants as of December 31, 2008.

On February 21, 2008, we amended the Credit Agreement to increase the sublimit on foreign currency borrowings from $75.0 million to $125.0 million and to increase the sublimit on borrowings by the foreign subsidiaries from $50.0 million to $100.0 million.

To allow for flexibility during this volatile economic environment, on March 4, 2009, we entered into a second amendment to the Credit Agreement. This amendment principally provides: (i) an exclusion from our EBITDA calculation for: all non-cash losses and charges up to $15.0 million cash restructuring charges during the 2008 fiscal year and up to $3.0 million cash restructuring charges during the 2009 fiscal year, (ii) an amendment of the indebtedness to EBITDA financial ratio required for the second and third quarters of 2009 to not greater than 4.0 to 1 and 5.5 to 1, respectively, (iii) an amendment to the EBITDA to interest expense financial ratio for the third quarter of 2009 to not less than 3.25 to 1, and (iv) gives us the ability to incur up to an additional $80.0 million of indebtedness pari passu with the lenders under the Credit Agreement. The revolving credit facility available under the Credit Facility remains at $125.0 million, but the amendment reduced the expansion feature under the Credit Agreement from $100.0 million to $50.0 million. The amendment put a cap on permitted acquisitions of $2.0 million for the 2009 fiscal year and the amount of permitted acquisitions in fiscal years after 2009 will be limited according to our then current leverage ratio. The amendment prohibits us from conducting share repurchases during the 2009 fiscal year and limits the payment of dividends or repurchases of stock in fiscal years after 2009 to an amount ranging from $12.0 million to $40.0 million based on our leverage ratio after giving effect to such payments. Finally, if we obtain additional indebtedness as permitted under the amendment, to the extent that any revolving loans under the credit agreement are then outstanding we are required to prepay the revolving loans in an amount equal to 100% of the proceeds from the additional indebtedness. Additionally, proceeds over $25.0 million and under $35.0 million will reduce the revolver commitment on a 50% dollar for dollar basis and proceeds over $35.0 million will reduce the revolver commitment on a 100% dollar for dollar basis.

In conjunction with the amendment to the Credit Agreement, we gave the lenders a security interest on most of our personal property and pledged 65% of the stock of all domestic and first tier foreign subsidiaries. The obligations under the Credit Agreement are also guaranteed by our domestic subsidiaries and those subsidiaries also provide a security interest in their similar personal property.

Included in the amendment were increased interest spreads and increased facility fees. The fee for committed funds under the Credit Agreement now ranges from an annual rate of 0.30% to 0.50%, depending on our leverage ratio. Borrowings under the Credit Agreement bear interest at an annual rate of, at our option, either (i) between LIBOR plus 2.2% to LIBOR plus 3.0%, depending on our leverage ratio; or (ii) the highest of (A) the prime rate, (B) the federal funds rate plus 0.50%, and (C) the adjusted LIBOR rate for a one month period plus 1.0%; plus, in any such case under this clause (ii), an additional spread of 1.2% to 2.0%, depending on our leverage ratio.

There was $87.5 million in outstanding borrowings under this facility at December 31, 2008, with a weighted average interest rate of 0.88%.

ABN AMRO Bank

We have a revolving credit facility with ABN AMRO Bank N.V. ("ABN AMRO") of 5.0 million Euros, or approximately $7.0 million, for general working capital purposes. Borrowings under this facility incur interest generally at a rate of 1.25% over the ABN AMRO base rate as calculated daily on the cleared account balance. This facility may also be used for short-term loans up to 3.0 million Euros, or approximately $4.2 million. The terms and conditions of these loans would be incorporated in a separate short-term loan agreement at the time of the transaction. There was no balance outstanding on this facility at December 31, 2008.

Bank of America

On August 23, 2007, we entered into an unsecured revolving credit facility with Bank of America, National Association, Shanghai Branch. During 2008 we extended the term of this facility for an additional year and the agreement will expire on August 28, 2009. This credit facility is denominated in renminbi ("RMB") in the amount of 20.1 million RMB, or approximately $2.9 million, and is available for general corporate purposes, including working capital needs of our China location. As part of the March 4, 2009 amendment to the Credit Agreement with JPMorgan Chase Bank, this Credit Facility with Bank of America was reduced to an RMB amount equivalent to $2.0 million. The interest rate on borrowed funds is equal to the People's Bank of China's base rate. This facility also allows for the issuance of standby letters of credit, performance bonds and other similar instruments over the term of the facility for a fee of 0.95% of the amount issued. There was no balance outstanding on this facility at December 31, 2008.

Bank of Scotland

On April 30, 2008, we entered into a committed credit facility with Bank of Scotland ("BoS"). The credit facility provides us with 0.5 million British pounds, or approximately $0.7 million, and is available for general working capital purposes. Borrowings under the credit facility generally bear interest at a rate of 1.75% over the BoS base rate as calculated daily on the cleared account balance. This facility contains a covenant requiring us to maintain a total assets (excluding certain amounts) to borrowings ratio of 2.5 to 1 as of the end of each month and an EBIT to total interest ratio of 2 to 1 as of the end of each quarter. We were in compliance with all such covenants at December 31, 2008. There was no balance outstanding on this facility at December 31, 2008.

Unibanco

During 2008, we entered in a revolving credit facility with Unibanco Bank ("Unibanco") in Brazil for 1.0 million real, or approximately $0.4 million. Borrowings under this credit facility generally bear interest at a rate of 0.32% over Future Contracts on Interbank Deposit Certificates ("CDI"). This facility is collateralized by a letter of credit of $0.6 million.There was no balance outstanding on this facility at December 31, 2008.

Contractual Obligations – Our contractual cash obligations and commitments as of December 31, 2008, are summarized by period due in the following table (in thousands):

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations (1)	$ 87,563	$ 17	$ 34	$ 87,512	$ -
Collateralized borrowings(2)	1,758	670	1,088	-	-
Capital leases	6,018	3,306	2,508	204	-
Interest payments on capital leases	477	258	212	7	-
Residual value guarantees(3)	900	535	362	3	-
Retirement benefit plans(4)	1,093	1,093	-	-	-
Deferred compensation arrangements(5)	7,043	956	1,388	511	4,188
Other long-term employee benefits(6)	-	-	-	-	-
Unrecognized tax benefits (7)	-	-	-	-	-
Operating leases (8)	19,694	7,919	8,898	2,515	362
Purchase obligations (9)	32,053	32,053	-	-	-
Total contractual obligations	$ 156,599	$ 46,807	$ 14,490	$ 90,752	$ 4,550

(1) Our Credit Agreement does not have specified repayment terms; therefore, repayment is due upon expiration of the agreement on June 19, 2012.

(2) Collateralized borrowings represent deferred sales proceeds on certain leasing transactions with third-party leasing companies. These transactions are accounted for as borrowings under Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases" ("SFAS No. 13"). We would be expected to fund these obligations only as a result of a default in lease payments by the purchaser.

(3) Certain operating leases for vehicles contain residual value guarantee provisions, which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. Of those leases that contain residual value guarantees, the aggregate residual value at lease expiration is $11.4 million, of which we have guaranteed $9.1 million. As of December 31, 2008, we have recorded a liability for the fair value of this residual value guarantee of $0.9 million.

(4) Our retirement benefit plans, as described in Note 11 to the Consolidated Financial Statements, require us to make contributions to the plans from time to time. Our plan obligations totaled $21.8 million as of December 31, 2008. Contributions to the various plans are dependent upon a number of factors including the market performance of plan assets, if any, and future changes in interest rates, which impact the actuarial measurement of plan obligations. As a result, we have only included our $1.1 million of 2009 expected contributions in the contractual cash obligations and commitments table.

(5) The unfunded deferred compensation arrangements covering certain current and retired management employees totaled $7.0 million as of December 31, 2008. Our estimated distributions in the contractual cash obligations and commitments table are based upon a number of assumptions including termination dates and participant distribution elections.

(6) Other long-term employee benefit arrangements are comprised of long-term incentive compensation arrangements with certain key management, foreign defined contribution plans and other long-term arrangements totaling $1.3 million. We cannot predict the timing or amount of our future payments associated with these arrangements; as a result, these obligations are not included in the contractual cash obligations and commitments table.

(7) Approximately $7.3 million of unrecognized tax benefits have been recorded as liabilities in accordance with the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), and we are uncertain as to if or when such amounts may be settled; as a result, these obligations are not included in the table above.

(8) Operating lease commitments consist primarily of office and warehouse facilities, vehicles and office equipment as discussed in Note 13 to the Consolidated Financial Statements. We have applied the provisions of Emerging Issues Task Force ('EITF") Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease," and have determined that our agreement with our third-party logistics provider contains an operating lease under SFAS No. 13. As a result, we have included the future minimum lease payments related to the underlying building lease in our operating lease commitments in the contractual cash obligations and commitments table. In the event we elect to cancel the agreement with our third-party logistics provider prior to the contract expiration date we would be required to assume the underlying building lease for the remainder of its term.

(9) Unconditional purchase obligations include purchase orders entered into in the ordinary course of business and contractual purchase commitments. During 2008, we amended our 2003 non-cancellable purchase commitment with a third-party manufacturer to extend the terms of the agreement to 2009. The remaining commitment under this agreement totaled $0.6 million as of December 31, 2008. This purchase commitment has been included in the contractual cash obligations and commitments table along with purchase orders entered into in the ordinary course of business.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") which states that SFAS No. 157 does not address fair value measurements for purposes of lease classification or measurement. FSP FAS 157-1 does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, "Business Combinations" ("SFAS No. 141") or SFAS No. 141 (revised 2007) ("SFAS No. 141(R)"), regardless of whether those assets and liabilities are related to leases. In February 2008, the FASB also issued FSP FAS 157-2, "Effective date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 defers the implementation of SFAS No. 157 for certain nonfinancial assets and liabilities. We adopted the required provisions of SFAS No. 157 as of January 1, 2008 and will adopt the provisions of FSP FAS 157-2 on January 1, 2009. The adoption of SFAS No. 157 did not have an impact on our financial position or results of operations and we do not expect that the adoption of FSP FAS 157-2 will have an impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R). SFAS No. 141(R) requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired to be recorded at full fair value. This statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. The requirements are effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141(R) will apply prospectively to business combinations completed on or after January 1, 2009.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively to intangible assets acquired after the effective date.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The requirements are effective for fiscal years beginning after December 15, 2009. This staff position pertains only to the disclosures and does not affect the accounting for defined benefit pensions or other postretirement plans; therefore, we do not anticipate that the adoption of FSP FAS 132(R)-1 will have an impact on our Consolidated Financial Statements.

Critical Accounting Estimates

Our Consolidated Financial Statements are based on the selection and application of accounting principals generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our Consolidated Financial Statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the Consolidated Financial Statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our Consolidated Financial Statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Allowance for Doubtful Accounts – We record a reserve for accounts receivable that are potentially uncollectible. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information becomes available. Our reserves are also based on amounts determined by using percentages applied to trade receivables. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. We are not able to predict changes in the financial condition of our customers and if circumstances related to these customers deteriorate, our estimates of the recoverability of accounts receivable could be materially affected and we may be required to record additional allowances. Alternatively, if more allowances are provided than are ultimately required, we may reverse a portion of such provisions in future periods based on the actual collection experience. Bad debt write-offs as a percentage of Net Sales were less than 0.1% in 2008, 0.1% in 2007 and 0.2% in 2006. As of December 31, 2008, we had $6.5 million reserved against our Accounts Receivable for doubtful accounts.

Inventory Reserves – We value our inventory at the lower of the cost of inventory or fair market value through the establishment of a reserve for excess, slow moving and obsolete inventory. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements compared with inventory levels. Reserve requirements are developed by comparing our inventory levels to our projected demand requirements based on historical demand, market conditions and technological and product life cycle changes. It is possible that an increase in our reserve may be required in the future if there are significant declines in demand for certain products. This reserve creates a new cost basis for these products and is considered permanent.

We also record a reserve for inventory shrinkage. Our inventory shrinkage reserve represents anticipated physical inventory losses that are recorded and adjusted as a part of our cycle counting and physical inventory procedures. The reserve amount is based on historical loss trends, historical physical and cycle-count adjustments as well as inventory levels. Changes in the reserve result from the completed cycle counts and physical Inventories. As of December 31, 2008, we had $5.1 million reserved against Inventories.

Goodwill – Goodwill represents the excess of cost over the fair value of net assets of businesses acquired and is allocated to our reporting units at the time of the acquisition. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), we test goodwill on an annual basis and when an event occurs or circumstances change that may reduce the fair value of one of our reporting units below its carrying amount. A goodwill impairment loss occurs if the carrying amount of a reporting unit's goodwill exceeds its fair value.

Goodwill impairment testing is a two-step process. The first step is used as an indicator to identify if there is a potential goodwill impairment loss. If the first step indicates there may be a loss, the second step is performed which measures the amount of goodwill impairment loss, if any. We perform our goodwill impairment test as of year end and use our judgment to develop assumptions for the discounted cash flow model that we use. Management assumptions include forecasting revenues and margins, estimating capital expenditures, depreciation, amortization and discount rates.

If our goodwill impairment testing resulted in one or more of our reporting units' carrying amount exceeding its fair value, we would write down our reporting units' carrying amount to its fair value and would record an impairment loss in our results of operations in the period such determination is made. Subsequent reversal of goodwill impairment losses is not permitted. Each of our reporting units were tested for impairment as of December 31, 2008 and based upon our analysis, the estimated fair values of our reporting units exceeded their carrying amounts and therefore we have not recorded an impairment loss as of December 31, 2008. We had Goodwill of $62.1 million as of December 31, 2008.

Warranty Reserves – We record a liability for warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of claims to net sales, the historical length of time between the sale and resulting warranty claim, new product introductions and other factors. Future claims experience could be materially different from prior results because of the introduction of new, more complex products, a change in our warranty policy in response to industry trends, competition or other external forces, or manufacturing changes that could impact product quality. In the event we determine that our current or future product repair and replacement costs exceed our estimates, an adjustment to these reserves would be charged to earnings in the period such determination is made. Warranty expense as a percentage of Net Sales was 1.2% in 2008, 1.2% in 2007 and 1.4% in 2006. As of December 31, 2008, we had $6.0 million reserved for future estimated warranty costs.

Income Taxes – When preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax obligations based on expected income, statutory tax rates and tax planning opportunities in the various jurisdictions. We also establish reserves for uncertain tax matters that are complex in nature and uncertain as to the ultimate outcome. Although we believe that our tax return positions are fully supportable, we consider our ability to ultimately prevail in defending these matters when establishing these reserves. We adjust our reserves in light of changing facts and circumstances, such as the closing of a tax audit. We believe that our current reserves are adequate. However, the ultimate outcome may differ from our estimates and assumptions and could impact the income tax expense reflected in our Consolidated Statements of Earnings.

Tax law requires certain items to be included in our tax return at different times than the items are reflected in our results of operations. Some of these differences are permanent, such as expenses that are not deductible in our tax returns, and some differences will reverse over time, such as depreciation expense on property, plant and equipment. These temporary differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheets. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years but have already been recorded as an expense in our Consolidated Statements of Earnings. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, based on management's judgment, to the extent we believe that recovery is less likely than not, we establish a valuation reserve against those deferred tax assets. The deferred tax asset valuation allowance could be materially different from actual results because of changes in the mix of future taxable income, the relationship between book and taxable income and our tax planning strategies. As of December 31, 2008, a valuation allowance of $9.3 million was recorded against foreign tax loss carryforwards.

Cautionary Factors Relevant to Forward-Looking Information

Certain statements contained in this document as well as other written and oral statements made by us from time to time are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These statements do not relate to strictly historical or current facts and provide current expectations or forecasts of future events. Any such expectations or forecasts of future events are subject to a variety of factors. These include factors that affect all businesses operating in a global market as well as matters specific to us and the markets we serve. Particular risks and uncertainties presently facing us include:

- Geopolitical, economic and credit market uncertainty throughout the world.
- Availability of credit in the open markets.
- Effects of potential impairment write down of our intangible assets values.
- Successful integration of acquisitions, including ability to carry acquired goodwill at current values.
- Ability to achieve growth plans.
- Ability to achieve projections of future financial and operating results.
- Ability to achieve operational efficiencies, including synergistic and other benefits of acquisitions.
- Fluctuations in the cost or availability of raw materials and purchased components.
- Ability to achieve anticipated global sourcing cost reductions.
- Success and timing of new technologies and products.
- Unforeseen product quality problems.
- Effects of litigation, including threatened or pending litigation.
- Relative strength of the U.S. dollar, which affects the cost of our materials and products purchased and sold internationally.
- Ability to effectively manage organizational changes, including workforce reductions.
- Ability to achieve anticipated savings from our workforce reductions.
- Ability to attract and retain key personnel.
- Ability to acquire, retain and protect proprietary intellectual property rights.
- Potential for increased competition in our business.
- Changes in laws, including changes in accounting standards and taxation changes.

We caution that forward-looking statements must be considered carefully and that actual results may differ in material ways due to risks and uncertainties both known and unknown. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. For additional information about factors that could materially affect Tennant's results, please see our other Securities and Exchange Commission filings, including disclosures under "Risk Factors" in this document.

We do not undertake to update any forward-looking statement, and investors are advised to consult any further disclosures by us on this matter in our filings with the Securities and Exchange Commission and in other written statements we make from time to time. It is not possible to anticipate or foresee all risk factors, and investors should not consider any list of such factors to be an exhaustive or complete list of all risks or uncertainties.

ITEM 7A – Quantitative and Qualitative Disclosures About Market Risk

Commodity Risk – We are subject to exposures resulting from potential cost increases related to our purchase of raw materials or other product components. We do not use derivative commodity instruments to manage our exposures to changes in commodity prices such as steel, oil, gas, lead and other commodities.

Various factors beyond our control affect the price of oil and gas, including but not limited to worldwide and domestic supplies of oil and gas, political instability or armed conflict in oil-producing regions, the price and level of foreign imports, the level of consumer demand, the price and availability of alternative fuels, domestic and foreign governmental regulation, weather-related factors and the overall economic environment. We purchase petroleum-related component parts for use in our manufacturing operations. In addition, our freight costs associated with shipping and receiving product and sales and service vehicle fuel costs are impacted by fluctuations in the cost of oil and gas.

Increases in worldwide demand and other factors affect the price for lead, steel and related products. We do not maintain an inventory of raw or fabricated steel or batteries in excess of near-term production requirements. As a result, increases in the price of lead or steel can significantly increase the cost of our lead and steel-based raw materials and component parts.

During 2008, our raw materials and other purchased component costs were unfavorably impacted by commodity prices although we were able to mitigate these higher costs with pricing actions and cost reduction actions. We will continue to focus on mitigating the risk of continued future raw material or other product component cost increases through product pricing, negotiations with our vendors and cost reduction actions. The success of these efforts will depend upon our ability to increase our selling prices in a competitive market and our ability to achieve cost savings. If the commodity prices increase, our results may be unfavorably impacted in 2009.

Foreign Currency Exchange Risk – Due to the global nature of our operations, we are subject to exposures resulting from foreign currency exchange fluctuations in the normal course of business. Our primary exchange rate exposures are with the Euro, British pound, Australian and Canadian dollars, Japanese yen, Chinese yuan and Brazilian real against the U.S. dollar. The direct financial impact of foreign currency exchange includes the effect of translating profits from local currencies to U.S. dollars, the impact of currency fluctuations on the transfer of goods between Tennant operations in the United States and abroad and transaction gains and losses. In addition to the direct financial impact, foreign currency exchange has an indirect financial impact on our results, including the effect on sales volume within local economies and the impact of pricing actions taken as a result of foreign exchange rate fluctuations.

Because a substantial portion of our products are manufactured or sourced primarily from the United States, a stronger U.S. dollar generally has a negative impact on results from operations outside the United States while a weaker dollar generally has a positive effect. Our objective in managing the exposure to foreign currency fluctuations is to minimize the earnings effects associated with foreign exchange rate changes on certain of our foreign currency-denominated assets and liabilities. We periodically enter into various contracts, principally forward exchange contracts, to protect the value of certain of our foreign currency-denominated assets and liabilities. The gains and losses on these contracts generally approximate changes in the value of the related assets and liabilities. We had forward exchange contracts outstanding in the notional amounts of approximately $63 million and $62 million at the end of 2008 and 2007, respectively. The potential for material loss in fair value of foreign currency contracts outstanding and the related underlying exposures as of December 31, 2008, from a 10% adverse change is unlikely due to the short-term nature of our forward contracts. Our policy prohibits us from entering into transactions for speculative purposes.

Other Matters – Management regularly reviews our business operations with the objective of improving financial performance and maximizing our return on investment. As a result of this ongoing process to improve financial performance, we may incur additional restructuring charges in the future which, if taken, could be material to our financial results.

ITEM 8 – Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Tennant Company:

We have audited the accompanying consolidated balance sheets of Tennant Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited Tennant Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Tennant Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tennant Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Tennant Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The scope of management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 includes all of the Company's consolidated subsidiaries except for Applied Sweepers, Ltd. (Applied Sweepers), a business acquired by Tennant Company during the first quarter of 2008. Applied Sweepers represented approximately 4% of consolidated net sales and 16% of consolidated net assets of Tennant Company. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over the financial reporting of Applied Sweepers.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007 and Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, on January 1, 2008.

/s/ KPMG LLP
Minneapolis, MN
March 13, 2009

Consolidated Statements of Earnings
TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

Years ended December 31	**2008**	2007	2006
Net Sales	**$ 701,405**	$ 664,218	$ 598,981
Cost of Sales	**415,155**	385,234	347,402
Gross Profit	**286,250**	278,984	251,579
Operating Expense:			
Research and Development Expense	**24,296**	23,869	21,939
Selling and Administrative Expense	**243,614**	206,242	189,676
Gain on Sale of Facility	**-**	(5,972)	-
Gain on Divestiture of Assets	**(229)**	-	-
Total Operating Expenses	**267,681**	224,139	211,615
Profit from Operations	**18,569**	54,845	39,964
Other Income (Expense):			
Interest Income	**1,042**	1,854	2,698
Interest Expense	**(3,944)**	(898)	(737)
Net Foreign Currency Transaction Gains (Losses)	**1,368**	39	516
ESOP Income	**2,219**	2,568	1,205
Other Income (Expense), Net	**(1,679)**	(696)	(344)
Total Other Income (Expense), Net	**(994)**	2,867	3,338
Profit Before Income Taxes	**17,575**	57,712	43,302
Income Tax Expense	**6,951**	17,845	13,493
Net Earnings	**$ 10,624**	$ 39,867	$ 29,809
Earnings per Share:			
Basic	**$ 0.58**	$ 2.14	$ 1.61
Diluted	**$ 0.57**	$ 2.08	$ 1.57
Weighted Average Shares Outstanding:			
Basic	**18,303,137**	18,640,882	18,561,533
Diluted	**18,581,840**	19,146,025	18,989,248
Cash Dividends Declared per Common Share	**$ 0.52**	$ 0.48	$ 0.46

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

December 31	2008	2007
Assets		
CURRENT ASSETS		
Cash and Cash Equivalents	**$ 29,285**	$ 33,092
Receivables:		
Trade, less Allowances for Doubtful Accounts and Returns ($7,319 in 2008 and $3,264 in 2007)	**120,331**	126,520
Other	**3,481**	971
Net Receivables	**123,812**	127,491
Inventories	**66,828**	64,027
Prepaid Expenses	**18,131**	7,549
Deferred Income Taxes, Current Portion	**12,048**	8,076
Other Current Assets	**315**	489
Total Current Assets	**250,419**	240,724
Property, Plant and Equipment	**278,812**	263,643
Accumulated Depreciation	**(175,082)**	(167,092)
Property, Plant and Equipment, Net	**103,730**	96,551
Deferred Income Taxes, Long-Term Portion	**6,388**	2,670
Goodwill	**62,095**	29,053
Intangible Assets, Net	**28,741**	5,500
Other Assets	**5,231**	7,572
Total Assets	**$ 456,604**	$ 382,070
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES		
Current Debt	**$ 3,946**	$ 2,127
Accounts Payable	**26,536**	31,146
Employee Compensation and Benefits	**23,334**	29,699
Income Taxes Payable	**3,154**	2,391
Other Current Liabilities	**50,189**	31,310
Total Current Liabilities	**107,159**	96,673
LONG-TERM LIABILITIES		
Long-Term Debt	**91,393**	2,470
Employee-Related Benefits	**29,059**	23,615
Deferred Income Taxes, Long-Term Portion	**11,671**	752
Other Liabilities	**7,418**	6,129
Total Long-Term Liabilities	**139,541**	32,966
Total Liabilities	**246,700**	129,639
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY		
Preferred Stock of $0.02 par value per share, 1,000,000 shares authorized; no shares issued or outstanding	**-**	-
Common Stock, $0.375 par value per share, 60,000,000 shares authorized; 18,284,746 and 18,499,458 issued and outstanding, respectively	**6,857**	6,937
Additional Paid-In Capital	**6,649**	8,265
Retained Earnings	**223,692**	233,527
Accumulated Other Comprehensive Income (Loss)	**(26,391)**	5,507
Receivable from ESOP	**(903)**	(1,805)
Total Shareholders' Equity	**209,904**	252,431
Total Liabilities and Shareholders' Equity	**$ 456,604**	$ 382,070

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
TENNANT COMPANY AND SUBSIDIARIES

(In thousands)

Years ended December 31	2008	2007	2006
OPERATING ACTIVITIES			
Net Earnings	$ 10,624	$ 39,867	$ 29,809
Adjustments to Net Earnings to arrive at operating cash flow:			
Depreciation	20,360	16,901	13,711
Amortization	2,599	1,153	610
Deferred Tax (Benefit) Expense	(3,525)	(1,510)	(70)
Stock-Based Compensation Expense (Benefit)	(1,227)	3,140	3,568
ESOP Expense	(498)	(659)	112
Tax Benefit on ESOP	29	46	58
Allowance for Doubtful Accounts and Returns	4,007	1,690	532
Gain on Sale of Facility	-	(5,972)	-
Other, Net	7,623	3,059	2,730
Changes in Operating Assets and Liabilities, Excluding the Impact of Acquisitions:			
Accounts Receivable	5,574	(11,258)	(9,790)
Inventories	(3,311)	(82)	(3,104)
Accounts Payable	(8,620)	(2,337)	3,308
Employee Compensation and Benefits and Other Accrued Expenses	11,228	(4,323)	2,650
Income Taxes Payable/Prepaid	(11,247)	2,056	(2,608)
Other Current/Noncurrent Assets and Liabilities	3,930	(2,131)	(1,197)
Net Cash Provided by (Used for) Operating Activities	37,546	39,640	40,319
INVESTING ACTIVITIES			
Purchases of Property, Plant and Equipment	(20,790)	(28,720)	(23,872)
Proceeds from Disposals of Property, Plant and Equipment	656	7,254	632
Acquisition of Businesses, Net of Cash Acquired	(81,845)	(3,141)	(8,469)
Purchases of Short-Term Investments	-	(7,925)	(14,250)
Sales of Short-Term Investments	-	22,175	-
Net Cash Provided by (Used for) Investing Activities	(101,979)	(10,357)	(45,959)
FINANCING ACTIVITIES			
Payments on Capital Leases	(4,495)	(2,505)	(2,257)
Change in Short-Term Debt, Net	(1,039)	205	-
Payment of Long-Term Debt	(474)	-	-
Issuance of Long-Term Debt	87,500	-	-
Purchases of Common Stock	(14,349)	(28,951)	(5,275)
Proceeds from Issuances of Common Stock	1,872	8,734	8,477
Tax Benefit on Stock Plans	892	3,255	1,334
Dividends Paid	(9,551)	(8,979)	(8,574)
Principal Payment from ESOP	1,719	1,562	1,419
Net Cash Provided by (Used for) Financing Activities	62,075	(26,679)	(4,876)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,449)	(533)	250
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,807)	2,071	(10,266)
Cash and Cash Equivalents at Beginning of Year	33,092	31,021	41,287
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 29,285	$ 33,092	$ 31,021
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash Paid During the Year for:			
Income Taxes	$ 15,329	$ 14,543	$ 15,207
Interest	$ 3,615	$ 479	$ 322
Supplemental Non-Cash Investing and Financing Activities:			
Capital Expenditures Funded Through Capital Leases	$ 4,823	$ 2,441	$ 2,872
Collateralized Borrowings Incurred for Operating Lease Equipment	$ 1,758	$ 696	$ 427

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Receivable from ESOP	Total Shareholders' Equity
Balance, December 31, 2005	9,191,205	$ 3,459	$ 6,963	$ 189,221	$ (2,931)	$ (3,610)	$ 193,102
Net Earnings	-	-	-	29,809	-	-	29,809
Foreign Currency Translation Adjustments	-	-	-	-	2,763	-	2,763
Pension Adjustments	-	-	-	-	815	-	815
Comprehensive Income (Loss)							33,387
Stock Split	9,305,523	3,490	(3,490)	-	-	-	-
Issue Stock for Directors, Employee Benefit and Stock Plans	410,541	154	9,939	-	-	-	10,093
Share-Based Compensation	-	-	4,694	-	-	-	4,694
Dividends Paid, $0.46 per Common Share	-	-	-	(8,574)	-	-	(8,574)
Tax Benefit on Stock Plans	-	-	1,334	-	-	-	1,334
Tax Benefit on ESOP	-	-	-	58	-	-	58
Adjustment Related to SFAS No. 158 Adoption	-	-	-	(57)	-	-	(57)
Purchases of Common Stock	(153,621)	(58) [1]	(5,217) [1]	-	-	-	(5,275)
Principal Payments from ESOP	-	-	-	-	-	1,419	1,419
Shares Allocated	-	-	-	-	-	(517)	(517)
Balance, December 31, 2006	18,753,648	$ 7,045	$ 14,223	$ 210,457	$ 647	$ (2,708)	$ 229,664
Net Earnings	-	-	-	39,867	-	-	39,867
Foreign Currency Translation Adjustments	-	-	-	-	2,630	-	2,630
Pension Adjustments	-	-	-	-	2,230	-	2,230
Comprehensive Income (Loss)							44,727
Issue Stock for Directors, Employee Benefit and Stock Plans	481,710	168	8,661	-	-	-	8,829
Share-Based Compensation	-	-	2,753	-	-	-	2,753
Dividends paid, $0.48 per Common Share	-	-	-	(8,979)	-	-	(8,979)
Tax Benefit on Stock Plans	-	-	3,255	-	-	-	3,255
Tax Benefit on ESOP	-	-	-	46	-	-	46
Adjustment Related to FIN 48 Adoption	-	-	-	184	-	-	184
Purchases of Common Stock	(735,900)	(276)	(28,675)	-	-	-	(28,951)
Principal Payments from ESOP	-	-	-	-	-	1,562	1,562
Shares Allocated	-	-	-	-	-	(659)	(659)
Reclassification	-	-	8,048	(8,048)	-	-	-
Balance, December 31, 2007	18,499,458	$ 6,937	$ 8,265	$ 233,527	$ 5,507	$ (1,805)	$ 252,431
Net Earnings	-	-	-	10,624	-	-	10,624
Foreign Currency Translation Adjustments	-	-	-	-	(26,455)	-	(26,455)
Pension Adjustments	-	-	-	-	(5,443)	-	(5,443)
Comprehensive Income (Loss)							(21,274)
Issue Stock for Directors, Employee Benefit and Stock Plans	235,388	89	1,498	-	-	-	1,587
Share-Based Compensation	-	-	(763)	-	-	-	(763)
Dividends paid, $0.52 per Common Share	-	-	-	(9,551)	-	-	(9,551)
Tax Benefit on Stock Plans	-	-	892	-	-	-	892
Tax Benefit on ESOP	-	-	-	29	-	-	29
Purchases of Common Stock	(450,100)	(169)	(14,180)	-	-	-	(14,349)
Principal Payments from ESOP	-	-	-	-	-	1,719	1,719
Shares Allocated	-	-	-	-	-	(817)	(817)
Reclassification	-	-	10,937	(10,937)	-	-	-
Balance, December 31, 2008	18,284,746	$ 6,857	$ 6,649	$ 223,692	$ (26,391)	$ (903)	$ 209,904

The company had 60,000,000 authorized shares of Common Stock as of December 31, 2008, 2007 and 2006.

[1] Adjusted for the two-for-one stock split effective July 26, 2006.

See accompanying Notes to Consolidated Financial Statements.

(In thousands, except shares and per share data)

1. Summary of Significant Accounting Policies and Other Related Data

Nature of Operations – Our primary business is the design, manufacture and sale of products used primarily in the maintenance of nonresidential surfaces. We provide equipment, parts and consumables and specialty surface coatings to contract cleaners, corporations, healthcare facilities, schools and local, state and federal governments. We sell our products through our direct sales and service organization and a network of authorized distributors worldwide. Our products are sold in North America, Europe and Other International markets including the Middle East, Latin America and Asia Pacific.

Consolidation – The Consolidated Financial Statements include the accounts of Tennant Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. In these Notes to the Consolidated Financial Statements, Tennant Company is referred to as "Tennant," "we," "us," or "our."

Translation of Non-U.S. Currency – Foreign currency-denominated assets and liabilities have been translated to U.S. dollars at year-end exchange rates, while income and expense items are translated at exchange rates prevailing during the year. Gains or losses resulting from translation are included as a separate component of Shareholders' Equity. Foreign currency transaction gains or losses are included in Other Income (Expense), Net.

Use of Estimates – In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles, management must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures, including disclosures of contingent assets and liabilities. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. Estimates are used in determining, among other items, sales promotions and incentives accruals, inventory valuation, warranty reserves, allowance for doubtful accounts, pension and postretirement accruals, useful lives for intangible assets, and future cash flows associated with impairment testing for goodwill and other long-lived assets. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. A number of these factors include, among others, the continued recessionary economic conditions, tight credit markets, foreign currency, higher commodity costs, and a decline in consumer spending and confidence, all of which have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual amounts could differ significantly from those estimated at the time the consolidated financial statements are prepared. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Cash and Cash Equivalents – We consider all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

Short-term Investments – Short-term investments with maturities of less than one year are classified and accounted for as available-for-sale and carried at fair value. Changes in fair value are reported as Accumulated Other Comprehensive Income (Loss). There were no short term investments at December 31, 2008 and 2007. There were no unrealized gains or losses during the years ended December 31, 2008 and 2007.

Receivables – Credit is granted to our customers in the normal course of business. Receivables are recorded at original carrying value less reserves for estimated uncollectible accounts and sales returns. Management performs ongoing credit evaluations of customers and maintains allowances for potential credit losses and product returns based on historical write-off experience, current economic environment, evaluation of specific customer accounts and anticipated sales returns. Past-due balances are reviewed for collectibility based on agreed-upon contractual terms. Uncollectible accounts are written off against the allowance when it is deemed that a customer account is uncollectible.

Inventories – Inventories are valued at the lower of cost or market. For Inventories in Europe and China, cost is determined on a first-in, first-out basis. Cost is determined on a last-in, first-out basis for substantially all other locations.

Property, Plant and Equipment – Property, plant and equipment is carried at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. We generally depreciate buildings and improvements by the straight-line method over a life of 30 years. Other property, plant and equipment are generally depreciated using the straight-line method based on lives of 3 years to 15 years.

Goodwill – Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142"), we test Goodwill on an annual basis and when an event occurs or circumstances change that may reduce the fair value of one of our reporting units below its carrying amount. A Goodwill impairment loss occurs if the carrying amount of a reporting unit's Goodwill exceeds its fair value. In assessing the recoverability of Goodwill, we use a discounted cash flow model to estimate the reporting unit's fair value to compare to its carrying amount. Management uses judgment to develop assumptions for the discounted cash flow model including forecasting revenues and margins, estimating capital expenditures, depreciation, amortization and discount rates. As of year end 2008, we completed our annual impairment test and concluded that Goodwill was not impaired.

Intangible Assets – Intangible Assets consist of definite lived customer lists, an acquired trade name, technology and an order book. Intangible Assets with a definite life are amortized on a straight-line basis.

Impairment of Long-lived Assets – We periodically review our intangible and long-lived assets for impairment and assess whether events or circumstances indicate that the carrying amount of the assets may not be recoverable. We generally deem an asset group to be impaired if an estimate of undiscounted future operating cash flows is less than its carrying amount. If impaired, an impairment loss is recognized based on the excess of the carrying amount of the asset group over its fair value.

Purchases of Common Stock – We repurchase our Common Stock under a 2007 repurchase program authorized by our Board of Directors. This program allows us to repurchase up to 1,000,000 shares of our Common Stock. Upon repurchase, par value is charged to Common Stock and the remaining purchase price is charged to Additional Paid-in Capital. If the amount of the remaining purchase price causes the Additional Paid-in Capital account to be in a debit position, this amount is then reclassified to Retained Earnings. Common Stock repurchased is included in shares authorized but is not included in shares outstanding.

Warranty – We record a liability for estimated warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of claims to sales, the historical length of time between the sale and resulting warranty claim, new product introductions and other factors. In the event we determine that our current or future product repair and replacement costs exceed our estimates, an adjustment to these reserves would be charged to earnings in the period such determination is made. Warranty terms on machines range from one to four years.

Environmental – We record a liability for environmental clean-up on an undiscounted basis when a loss is probable and can be reasonably estimated.

Pension and Profit Sharing Plans – We have pension and/or profit sharing plans covering substantially all of our employees. Pension plan costs are accrued based on actuarial estimates with the required pension cost funded annually, as needed.

(In thousands, except shares and per share data)

Postretirement Benefits – We recognize the cost of retiree health benefits over the employees' period of service.

Derivative Financial Instruments – We use derivative instruments to manage exposures to foreign currency only in an attempt to limit underlying exposures from currency fluctuations and not for trading purposes. We periodically enter into various contracts, principally forward exchange contracts, to protect the value of certain of our foreign currency-denominated assets and liabilities (principally the Euro, Australian and Canadian dollars, British pound, Japanese yen, Chinese yuan and Brazilian real). We have elected not to apply hedge accounting treatment to these contracts as our contracts are for a short duration. These contracts are marked-to-market with the related asset or liability recorded in Other Current Assets or Other Current Liabilities, as applicable. The gains and losses on these contracts generally approximate changes in the value of the related assets and liabilities. Gains or losses on forward foreign exchange contracts to economically hedge foreign currency-denominated net assets and liabilities are recognized in Other Income (Expense) under Net Foreign Currency Transaction Gains (Losses) within the Consolidated Statements of Earnings.

Revenue Recognition – We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time the product is shipped. Provisions for estimated returns, rebates and discounts are provided for at the time the related revenue is recognized. Freight revenue billed to customers is included in Net Sales and the related shipping expense is included in Cost of Sales. Service revenue is recognized in the period the service is performed, or ratably over the period of the related service contract.

Customers may obtain financing through third-party leasing companies to assist in their acquisition of our equipment products. Certain lease transactions classified as operating leases contain retained ownership provisions or guarantees, which results in recognition of revenue over the lease term. As a result, we defer the sale of these transactions and record the sales proceeds as collateralized borrowings or deferred revenue. The underlying equipment relating to operating leases is depreciated on a straight-line basis, not to exceed the equipment's estimated useful life.

We apply the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") to arrangements with multiple deliverables. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which multiple revenue-generating activities are performed as well as how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. Under EITF 00-21, revenues from contracts with multiple element arrangements are recognized as each element is earned. We offer service contracts in conjunction with equipment sales in addition to selling equipment and service contracts separately. When equipment and service contracts are sold at the same time, we account for them in accordance with Financial Accounting Standards Board ("FASB") Technical Bulletin 90–1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts." Sales proceeds related to service contracts are deferred if the proceeds are received in advance of the service and recognized ratably over the contract period.

Stock-based Compensation – We account for employee stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)") using the fair value based method. Our stock-based compensation plans are more fully described in Note 15.

Research and Development – Research and development costs are expensed as incurred.

Advertising Costs – We advertise products, technologies, and solutions to customers and prospective customers through a variety of marketing campaign and promotional efforts. These efforts include tradeshows, online advertising, email marketing, mailings, sponsorships, and telemarketing. Advertising costs are expensed as incurred. In 2008, 2007 and 2006 such activities amounted to $3,057, $3,237 and $3,947, respectively.

Income Taxes – Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the book and tax bases of existing assets and liabilities. A valuation allowance is provided when, in management's judgment, it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have established contingent tax liabilities using management's best judgment. We adjust these liabilities as facts and circumstances change. Interest Expense is recognized in the first period the interest would begin accruing. Penalties are recognized in the period we claim or expect to claim the position in our tax return. Interest and penalties expenses are classified as an income tax expense.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the Consolidated Financial Statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transition. We adopted FIN 48 as of January 1, 2007, as further discussed in Note 14.

Sales Tax – In accordance with EITF Issue No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement," we present these taxes on a net basis.

Earnings per Share – Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share assume conversion of potentially dilutive stock options and restricted share awards. Performance-based shares are included in the calculation of diluted earnings per share in the quarter in which the performance targets have been achieved.

Stock Split – On April 26, 2006, the Board of Directors declared a two-for-one common stock split effective July 26, 2006. As a result of the stock split, shareholders of record received one additional common share for every share held at the close of business on July 12, 2006. All share and per share data has been retroactively adjusted to reflect the stock split, except for the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss).

2. Newly Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") which states that SFAS No. 157 does not address fair value measurements for purposes of lease classification or measurement. FSP FAS 157-1 does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, "Business Combinations" ("SFAS No. 141") or SFAS No. 141 (revised 2007) ("SFAS No. 141(R)"), regardless of whether those assets and liabilities are related to leases. In February 2008, the FASB also issued FSP FAS 157-2, "Effective date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 defers the implementation of SFAS No. 157 for certain nonfinancial assets and liabilities. We adopted the required provisions of SFAS No. 157 as of January 1, 2008 and will adopt the provisions of as of FSP FAS 157-2 on January 1, 2009. The adoption of SFAS No. 157 did not have an impact on our financial position or results of operations and we do not expect that the adoption of FSP FAS 157-2 will have an impact on our financial position or results of operations.

In November 2006, the FASB released EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF

(In thousands, except shares and per share data)

06-11"). EITF 06-11 defines how an entity should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to Retained Earnings under SFAS No. 123(R). We adopted EITF 06-11 as of January 1, 2008. The adoption did not have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings without having to apply complex hedge accounting. We adopted SFAS No. 159 as of January 1, 2008. The adoption did not have an impact on our financial position or results of operations.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data presentation to conform to the FSP EITF 03-6-1 provisions. FSP EITF 03-6-1 is effective for financial statements issued after December 15, 2008. The adoption of FSP EITF 03-6-1 did not have an impact on our Consolidated Financial Statements.

3. Management Actions

2008 Actions – During the fourth quarter of 2008, we announced a workforce reduction program to resize our worldwide employee base by approximately 8%, or about 240 people. A pretax charge of $14,551, including other associated costs of $290, was recognized in the fourth quarter of 2008 as a result of this program. The workforce reduction was accomplished primarily through the elimination of salaried positions across the organization. The pretax charge consisted primarily of severance and outplacement service expenses and was included within Selling and Administrative Expense in the Consolidated Statements of Earnings.

The components of the 2008 restructuring action were as follows:

	Severance, Early Retirement and Related Costs
2008 workforce reduction action	$ 14,261
Cash payments	(355)
Foreign currency adjustments	5
December 31, 2008 balance	$ 13,911

2007 Actions – During the third quarter of 2007, management approved a restructuring action in an effort to better match skill sets and talent in evolving functional areas that are critical to successful execution of our strategic priorities. These actions impacted approximately 60 positions within a workforce of 2,700, or about two percent of the employee base.

The restructuring action resulted in the recognition of pretax charges of $2,194 during 2007, as well as other associated costs of $313. Of the $2,194, $1,647 was recognized in the third quarter and the remaining $547 was recognized in the fourth quarter. These charges consist primarily of severance and outplacement benefits and are included within Selling and Administrative Expense in the Consolidated Statements of Earnings.

The components of the 2007 restructuring action were as follows:

	Severance, Early Retirement and Related Costs
2007 restructuring action	$ 2,194
Cash payments	(836)
Foreign currency adjustments	31
December 31, 2007 balance	$ 1,389
2008 utilization:	
Cash payments	(1,303)
Foreign currency adjustments	5
Change in estimate	(91)
December 31, 2008 balance	$ -

4. Acquisitions and Divestitures

Acquisitions

On December 1, 2008, we entered into an asset purchase agreement with Hewlett Equipment ("Hewlett") for a purchase price of $625 in cash. The assets purchased consist of industrial equipment. Hewlett has been a distributor and service agent for Tennant Industrial and Commercial Equipment in Queensland, Australia since 1980. The purchase of Hewlett's existing rental fleet of industrial equipment will accelerate Tennant's strategy to grow its direct sales and service business in the key economic area of Australia. Hewlett will continue as a distributor and service agent of Tennant's commercial Equipment.

On August 15, 2008, we acquired Shanghai ShenTan Mechanical and Electrical Equipment Co. Ltd. ("Shanghai ShenTan") for a purchase price of $598 in cash. The acquisition of Shanghai ShenTan, a 12 year exclusive distributor of Tennant Products in Shanghai, China, will accelerate Tennant's strategy to grow its direct sales and service business in the key economic area of Shanghai. The purchase agreement also provides for additional contingent consideration to be paid in each of the three one-year periods following the acquisition date if certain future revenue targets are met and if other future events occur. We anticipate that any amount paid under this earn-out would be considered additional purchase price. The earn-out is denominated in foreign currency which approximates $600 in the aggregate and is to be calculated based on 1) growth in revenues and 2) visits to specified customer locations during each of the three one-year periods following the acquisition date.

On March 28, 2008, we acquired Sociedade Alfa Ltda. ("Alfa") for a purchase price of $11,805 in cash and $1,447 in debt assumed, subject to certain post-closing adjustments. Alfa manufactures the Alfa brand of commercial cleaning machines, is based in Sao Paulo, Brazil, and is recognized as the market leader in the Brazilian cleaning equipment industry. The purchase agreement with Alfa also provides for additional contingent consideration to be paid if certain future revenue targets are met. We anticipate that any amount paid under this earn-out would be considered additional purchase price. The earn-out is denominated in foreign currency which approximates $5,200 and is to be calculated based on growth in revenues during the 2009 calendar year, with an interim calculation based on growth in 2008 revenues. There is no maximum earn-out that can be earned during the interim period; however, the maximum earn-out that can be paid for the interim period approximates $1,200. Any amount earned as of the interim date in excess of the maximum payment will be held in escrow and will not be paid until the final earn-out calculation is completed.

On February 29, 2008, we acquired Applied Sweepers, Ltd. ("Applied Sweepers"), a privately-held company based in Falkirk, Scotland, for a purchase price of $75,199 in cash. Applied Sweepers is the manufacturer of Green Machines™ and is recognized as the leading manufacturer of sub-compact

(In thousands, except shares and per share data)

outdoor sweeping machines in the United Kingdom. Applied Sweepers also has locations in the United States, France and Germany and sells through a broad distribution network around the world.

The results of our acquisitions accounted for as business combinations of Applied Sweeper's, Alfa's and Shanghai ShenTan's operations have been included in the Consolidated Financial Statements since their respective dates of acquisition. The purchase price allocations are preliminary and will be adjusted based upon the final determination of fair value of assets acquired and liabilities assumed.

The components of the total purchase prices for all three acquisitions have been allocated as follows:

Net tangible assets acquired	$	3,314
Identified intangible assets		34,654
Goodwill		43,877
Total purchase price, net of cash acquired	$	81,845

The following unaudited pro forma consolidated condensed financial results of operations for the twelve months ended December 31, 2008 and 2007 are presented as if the Applied Sweepers, Alfa and Shanghai ShenTan acquisitions had been completed at the beginning of each period presented:

	2008	2007
Pro forma net sales	**$ 708,231**	$ 711,451
Pro forma net earnings	**10,685**	43,523
Pro forma earnings per share:		
Basic	**0.58**	2.38
Diluted	**0.58**	2.32
Weighted average common shares outstanding:		
Basic	**18,303,137**	18,640,882
Diluted	**18,581,840**	19,146,025

These unaudited pro forma consolidated condensed financial results have been prepared for comparative purposes only and include certain adjustments, such as increased Interest Expense on acquisition debt. The adjustments do not reflect the effect of synergies that would have been expected to result from the integration of these acquisitions. The unaudited pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on January 1 of each year presented, or of future results of the consolidated entities.

Divestitures

On June 20, 2008, we completed the sale of certain assets related to our Centurion product to Wayne Sweepers LLC ("Wayne Sweepers") and agreed not to compete with this specific type of product in North America for a period of two years from the date of sale. In exchange for these assets, we received $100 in cash and financed the remaining purchase price of $525 to Wayne Sweepers over a period of three and a half years and will receive equal quarterly payments of approximately $38 beginning in the fourth quarter of 2008. As a result of this divestiture, we recorded a pre-tax gain of $229 in our Profit from Operations in the Consolidated Statements of Earnings and a reduction primarily to property, plant and equipment. We will also receive approximately an additional $900 in royalty payments on the first approximately 250 units manufactured and sold by Wayne Sweepers. These royalty payments will be received and recognized quarterly as the units are sold.

5. Inventories

The composition of Inventories at December 31, were as follows:

	2008	2007
Inventories carried at LIFO:		
Finished goods	**$ 52,289**	$ 41,921
Raw materials, production parts and work-in-process	**17,468**	18,045
LIFO reserve	**(32,481)**	(27,858)
Total LIFO inventories	**37,276**	32,108
Inventories carried at FIFO:		
Finished goods	**17,200**	22,369
Raw materials, production parts and work-in-process	**12,352**	9,550
Total FIFO inventories	**29,552**	31,919
Total Inventories	**$ 66,828**	$ 64,027

The LIFO reserve approximates the difference between LIFO carrying cost and FIFO.

6. Property, Plant and Equipment

Property, Plant and Equipment and related Accumulated Depreciation, including equipment under capital leases, at December 31, consisted of the following:

	2008	2007
Land	**$ 4,416**	$ 4,432
Buildings and improvements	**47,179**	43,143
Machinery and equipment	**221,814**	206,867
Work in progress	**5,403**	9,201
Total Property, Plant and Equipment	**278,812**	263,643
Less: Accumulated Depreciation	**(175,082)**	(167,092)
Net Property, Plant and Equipment	**$ 103,730**	$ 96,551

In December 2007, we sold our Maple Grove, Minnesota facility for a pretax gain of $5,972.

(In thousands, except shares and per share data)

7. Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. In accordance with SFAS No. 142, we test Goodwill on an annual basis and when an event occurs or circumstances change that may reduce the fair value of one of our reporting units below its carrying amount. A Goodwill impairment loss occurs if the carrying amount of a reporting unit's Goodwill exceeds its fair value.

For purposes of performing our annual Goodwill impairment analysis, we have identified our reporting units as North America; Europe, Middle East, Africa ("EMEA"); Asia Pacific and Latin America. As quoted market prices are not available for our reporting units, estimated fair value is determined using projected discounted future cash flows based on historical performance and our estimates of future performance, including existing and anticipated competitive and economic conditions. Cash flow multiple models and our overall market capitalization are also considered when we evaluate the fair value of our reporting units. As of December 31, 2008, based upon our analysis, the estimated fair values of each of our reporting units exceeded their carrying amounts and therefore we have not recorded an impairment loss as of December 31, 2008. However, as of December 31, 2008, our EMEA reporting unit had excess of fair value over its carrying amount of approximately 15%. Goodwill for EMEA was $45,083 as of December 31, 2008.

Our market capitalization exceeds our carrying amount as of December 31, 2008. However, in late February 2009, the price of our stock decreased to the point that our carrying amount exceeds our market capitalization. If the price of our stock remains depressed or does not increase to the point that our market capitalization exceeds our carrying amount, we may be required to perform interim impairment tests on our Goodwill or other intangible assets. There may be other triggering events that also indicate that the carrying amount may not be recoverable from future cash flows. If we determine that any Goodwill or other intangible asset amounts need to be written down to their fair values this could result in a charge that may be material to our operating results and financial condition.

The changes in the carrying amount of Goodwill as of December 31, are as follows:

	2008	2007
Beginning balance	**$ 29,053**	$ 26,298
Additions	**43,877**	1,721
Foreign currency fluctuations	**(10,835)**	1,034
Ending balance	**$ 62,095**	$ 29,053

We assess the impairment of amortizing intangible assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" at the asset grouping level. An impairment loss occurs if the carrying amount of the asset group exceeds its fair value. If an impairment loss occurs, the asset group is written down to its fair value. For the year ended December 31, 2008, based upon our analysis, there were no impairment losses for our held in use asset groups.

The balances of acquired Intangible Assets, excluding Goodwill, as of December 31, are as follows:

	Customer Lists, Service Contracts and Order Book	Trade Name	Technology	Total
Balance as of December 31, 2008				
Original cost	$ 29,866	$ 6,659	$ 4,285	$ 40,810
Accumulated amortization	(2,463)	(573)	(847)	(3,883)
Foreign currency fluctuations	(6,067)	(1,633)	(486)	(8,186)
Carrying amount	$ 21,336	$ 4,453	$ 2,952	$ 28,741
Weighted-average original life (in years)	14	3	12	
Balance as of December 31, 2007				
Original cost	$ 3,961	$ 295	$ 1,900	$ 6,156
Accumulated amortization	(593)	(295)	(452)	(1,340)
Foreign currency fluctuations	510	-	174	684
Carrying amount	$ 3,878	$ -	$ 1,622	$ 5,500
Weighted-average original life (in years)	14	4	10	

The additions to Goodwill and Intangible Assets during 2008 were based on the preliminary purchase price allocations of Applied Sweepers, Alfa and Shanghai ShenTan as described in Note 4, plus adjustments to Goodwill related to the Floorep acquisition in February 2007. The Applied Sweepers Intangible Assets consisted of customer lists and service contracts, a trade name and technology with weighted average amortization periods of 15 years, 14 years and 11 years, respectively. The Alfa intangible asset consisted of a customer list and is amortized over a useful life of 9 years. The total weighted average amortization period for acquired Intangible Assets during the period is 14 years.

The additions to Goodwill and Intangible Assets during 2007 were based on the purchase price allocation of the Floorep acquisition in February 2007 plus any adjustments to Goodwill related to the Hofmans Machinefabriek acquisition in July 2006. The Floorep intangible asset consisted of a customer list and is amortized over a useful life of 12 years. Additions to Intangible Assets during 2007 also included an acquired customer list, which is amortized over a useful life of 9 years.

Amortization expense on Intangible Assets was $2,543, $821 and $675 for the years ended December 31, 2008, 2007, and 2006, respectively.

(In thousands, except shares and per share data)

Estimated aggregate amortization expense based on the current carrying amount of amortizable Intangible Assets for each of the five succeeding years is as follows:

2009	$ 2,766
2010	2,766
2011	2,760
2012	2,762
2013	1,695
Thereafter	15,992
Total	$ 28,741

8. Short-term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt as of December 31:

	2008	2007
Short-term borrowings		
Bank borrowings	$ -	$ 205
Long-Term Debt		
Bank borrowings	87,563	-
Collateralized borrowings	1,758	696
Capital lease obligations	6,018	3,696
Total Long-Term Debt	95,339	4,597
Less: current portion	3,946	2,127
Long-term portion	$91,393	$2,470

We had no short-term borrowings at December 31, 2008 and $205 in short-term borrowings at December 31, 2007. The weighted average interest rate on short-term borrowings at December 31, 2007 was 6.21%.

As of December 31, 2008, we had available lines of credit totaling approximately $136,346 and stand alone letters of credit of approximately $2,655 outstanding as of December 31, 2008. There were $87,500 in outstanding borrowings under these facilities and we were in compliance with all debt covenants as of December 31, 2008. The weighted average interest rate on outstanding borrowings at December 31, 2008 was 0.88%. Commitment fees on unused lines of credit for the year ended December 31, 2008 were $118.

On March 28, 2008, as part of our acquisition of Alfa, we assumed debt totaling $1,447. We repaid the full notes payable balance of $455 upon acquisition and repaid an additional $664 of short-term debt during the quarter ended June 30, 2008.

Credit Facilities

JPMorgan Chase Bank

On June 19, 2007, we entered into a Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, BMO Capital Markets Financing, Inc. and U.S. Bank National Association, as Co-Documentation Agents and the Lenders from time to time party thereto. The Credit Agreement provides us and certain of our foreign subsidiaries access to a $125,000 revolving credit facility until June 19, 2012. Borrowings may be denominated in U.S. dollars or certain other currencies. The facility is available for general corporate purposes, working capital needs, share repurchases and acquisitions. The Credit Agreement contains customary representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and to merge or consolidate with another entity. Further, the Credit Agreement contains a covenant requiring us to maintain indebtedness to EBITDA ratio as of the end of each quarter of not greater than 3.5 to 1, and to maintain an EBITDA to interest expense ratio of no less than 3.5 to 1. We were in compliance with all such covenants as of December 31, 2008.

On February 21, 2008, we amended the Credit Agreement to increase the sublimit on foreign currency borrowings from $75,000 to $125,000 and to increase the sublimit on borrowings by the foreign subsidiaries from $50,000 to $100,000.

To allow for flexibility during this volatile economic environment, on March 4, 2009, we entered into a second amendment to the Credit Agreement. This amendment principally provides: (i) an exclusion from our EBITDA calculation for: all non-cash losses and charges, up to $15,000 cash restructuring charges during the 2008 fiscal year and up to $3,000 cash restructuring charges during the 2009 fiscal year, (ii) an amendment of the indebtedness to EBITDA financial ratio required for the second and third quarters of 2009 to not greater than 4.0 to 1 and 5.5 to 1, respectively, (iii) an amendment to the EBITDA to interest expense financial ratio for the third quarter of 2009 to not less than 3.25 to 1, and (iv) gives us the ability to incur up to an additional $80,000 of indebtedness pari passu with the lenders under the Credit Agreement. The revolving credit facility available under the Credit Facility remains at $125,000, but the amendment reduced the expansion feature under the Credit Agreement from $100,000 to $50,000. The amendment put a cap on permitted acquisitions of $2,000 for the 2009 fiscal year and the amount of permitted acquisitions in fiscal years after 2009 will be limited according to our then current leverage ratio. The amendment prohibits us from conducting share repurchases during the 2009 fiscal year and limits the payment of dividends or repurchases of stock in fiscal years after 2009 to an amount ranging from $12,000 to $40,000 based on our leverage ratio after giving effect to such payments. Finally, if we obtain additional indebtedness as permitted under the amendment, to the extent that any revolving loans under the credit agreement are then outstanding we are required to prepay the revolving loans in an amount equal to 100% of the proceeds from the additional indebtedness. Additionally, proceeds over $25,000 and under $35,000 will reduce the revolver commitment on a 50% dollar for dollar basis and proceeds over $35,000 will reduce the revolver commitment on a 100% dollar for dollar basis.

In conjunction with the amendment to the Credit Agreement, we gave the lenders a security interest on most of our personal property and pledged 65% of the stock of all domestic and first tier foreign subsidiaries. The obligations under the Credit Agreement are also guaranteed by our domestic subsidiaries and those subsidiaries also provide a security interest in their similar personal property.

Included in the amendment were increased interest spreads and increased facility fees. The fee for committed funds under the Credit Agreement now ranges from an annual rate of 0.30% to 0.50%, depending on our leverage ratio. Borrowings under the Credit Agreement bear interest at an annual rate of, at our option, either (i) between LIBOR plus 2.2% to LIBOR plus 3.0%, depending on our leverage ratio; or (ii) the highest of (A) the prime rate, (B) the federal funds rate plus 0.50%, and (C) the adjusted LIBOR rate for a one month period plus 1.0%; plus, in any such case under this clause (ii), an additional spread of 1.2% to 2.0%, depending on our leverage ratio.

There was $87,500 in outstanding borrowings under this facility at December 31, 2008, with a weighted average interest rate of 0.88%.

ABN AMRO Bank

We have a revolving credit facility with ABN AMRO Bank N.V. ("ABN AMRO") of 5,000 Euros, or approximately $6,985, for general working capital purposes. Borrowings under the Facility incur interest generally at a rate of 1.25% over the ABN AMRO base rate as calculated daily on the cleared account balance. This facility may also be used for short-term loans up to 3,000 Euros, or $4,191. The terms and conditions of these loans would be incorporated in a separate short-term loan agreement at the time of the

(In thousands, except shares and per share data)

transaction. There was no balance outstanding on this facility at December 31, 2008.

Bank of America

On August 23, 2007, we entered into an unsecured revolving credit facility (the "Credit Facility") with Bank of America, National Association, Shanghai Branch. During 2008 we extended the term of this facility for an additional year and the agreement will expire on August 28, 2009. This Credit Facility is denominated in renminbi ("RMB") in the amount of 20,100 RMB, or $2,947, and is available for general corporate purposes, including working capital needs of our China location. As part of the March 4, 2009 amendment to the Credit Agreement with JPMorgan Chase Bank, this Credit Facility with Bank of America was reduced to an RMB amount equivalent to $2,000. The interest rate on borrowed funds is equal to the People's Bank of China's base rate. This facility also allows for the issuance of standby letters of credit, performance bonds and other similar instruments over the term of the facility for a fee of 0.95% of the amount issued. There was no balance outstanding on this facility at December 31, 2008.

Bank of Scotland

On April 30, 2008, we entered into a committed credit facility with Bank of Scotland ("BoS"). This credit facility provides us with 500 British pounds, or $730, and is available for general working capital purposes. Borrowings under the credit facility generally bear interest at a rate of 1.75% over the BoS base rate as calculated daily on the cleared account balance. The Facility contains a covenant requiring us to maintain a total assets (excluding certain amounts) to borrowings ratio of 2.5 to 1 as of the end of each month and an EBIT to total interest ratio of 2 to 1 as of the end of each quarter. We were in compliance with all such covenants at December 31, 2008. There was no balance outstanding on this facility at December 31, 2008.

Unibanco

During 2008 we entered in a revolving credit facility with Unibanco Bank ("Unibanco") in Brazil for 1,000 real, or approximately $432. Borrowings under this credit facility generally bear interest at a rate of 0.32% over Future Contracts on Interbank Deposit Certificates ("CDI"). This facility is collateralized by a letter of credit of $625. There was no balance outstanding on this facility at December 31, 2008.

Collateralized Borrowings

Collateralized borrowings represent deferred sales proceeds on certain leasing transactions with third-party leasing companies. These transactions are accounted for as borrowings in accordance with SFAS No. 13, with the related assets capitalized as property, plant and equipment and depreciated straight-line over the lease term.

Capital Lease Obligations

Capital lease obligations outstanding are primarily related to sale-leaseback transactions with third-party leasing companies whereby we sell our manufactured equipment to the leasing company and lease it back. The equipment covered by these leases is rented to our customers over the lease term.

The aggregate maturities of our outstanding debt including capital lease obligations as of December 31, 2008, are as follows:

2009	$ 4,252
2010	2,553
2011	1,290
2012	87,711
2013	10
Thereafter	-
Total minimum obligations	$ 95,816
Less: amount representing interest	(477)
Total	$ 95,339

9. Other Current Liabilities

Other Current Liabilities at December 31, consisted of the following:

	2008	2007
Taxes, other than income taxes	**$ 2,936**	$ 3,390
Warranty	**6,018**	6,950
Deferred revenue	**3,662**	2,560
Rebates	**5,014**	5,173
Restructuring	**13,911**	1,389
Miscellaneous accrued expenses	**10,465**	7,467
Other	**8,183**	4,381
Total	**$ 50,189**	$ 31,310

The changes in warranty reserves for the three years ended December 31 were as follows:

	2008	2007	2006
Beginning balance	**$ 6,950**	$ 6,868	$ 6,146
Product warranty provision	**8,157**	7,695	8,411
Acquired reserves	**192**	-	89
Foreign currency	**(88)**	193	135
Claims paid	**(9,193)**	(7,806)	(7,913)
Ending balance	**$ 6,018**	$ 6,950	$ 6,868

10. Fair Value of Financial Instruments

On January 1, 2008, we adopted SFAS No. 157, (as impacted by FSP FAS 157-1 and FSP FAS 157-2) for financial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This standard does not apply measurements related to share-based payments, nor does it apply to measurements related to inventory.

SFAS No. 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

(In thousands, except shares and per share data)

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Our population of financial assets and liabilities subject to fair value measurements at December 31, 2008 are as follows:

	Fair value	Level 1	Level 2	Level 3
Assets:				
Cash and Cash Equivalents	$ 29,285	$ 29,285	$ -	$ -
Foreign currency forward exchange contracts	346	-	346	-
Total Assets	$ 29,631	$ 29,285	$ 346	$ -
Liabilities:				
Long-Term Debt	91,393	-	91,393	-
Total Liabilities	$ 91,393	$ -	$ 91,393	$ -

Cash and Cash Equivalents are valued at their carrying amounts in the Consolidated Balance Sheets, which are reasonable estimates of their fair value due to their short maturities. Our foreign currency forward exchange contracts are valued at fair market value, which is the amount we would receive or pay to terminate the contracts at the reporting date. The fair market value of our Long-Term Debt approximates cost, based on the borrowing rates currently available to us for bank loans with similar terms and remaining maturities.

We use derivative instruments to manage exposures to foreign currency only in an attempt to limit underlying exposures from currency fluctuations and not for trading purposes. As of December 31, 2008 and 2007, the fair value of such contracts outstanding was a net gain of $346 and a net gain of $490, respectively. At December 31, 2008 and 2007, the notional amounts of foreign currency forward exchange contracts outstanding were $62,825 and $61,756, respectively.

11. Retirement Benefit Plans

Substantially all U.S. employees are covered by various retirement benefit plans maintained by Tennant. Retirement benefits for eligible employees in foreign locations are funded principally through defined benefit plans, annuity or government programs. The total cost of benefits for our U.S. and foreign plans was $9,329, $9,604 and $10,188 in 2008, 2007 and 2006, respectively.

We have a 401(k) plan that covers substantially all U.S. employees. Under this plan, the employer contribution matches up to 3% of the employee's compensation in the form of Tennant stock. We also make a profit sharing contribution to the 401(k) plan for employees with more than one year of service in accordance with our Profit Sharing Plan. This contribution can be in the form of Tennant stock or cash and is based upon our financial performance. Matching contributions are primarily funded by our ESOP Plan, while profit sharing contributions are generally paid in cash or stock, or a combination of both. Expenses for the 401(k) plan were $5,906, $6,184 and $7,344 during 2008, 2007 and 2006, respectively.

We have a U.S. nonqualified supplemental benefit plan (the "U.S. Nonqualified Plan") to provide additional retirement benefits for certain employees whose benefits under our 401(k) plan or U.S. Pension Plan are limited by either the Employee Retirement Income Security Act or the Internal Revenue Code.

We have a U.S. postretirement medical benefit plan (the "U.S. Retiree Plan") to provide certain healthcare benefits for U.S. employees hired before January 1, 1999. Eligibility for those benefits is based upon a combination of years of service with Tennant and age upon retirement.

We have a qualified, funded defined benefit retirement plan (the "U.S. Pension Plan") in the U.S. covering certain current and retired employees. Plan benefits are based on the years of service and compensation during the highest five consecutive years of service in the final ten years of employment. No new participants have entered the plan since 2000. The plan has approximately 500 participants including approximately 150 active employees as of December 31, 2008.

We also have defined pension benefit plans in the United Kingdom and Germany (the "U.K. Pension Plan" and the "German Pension Plan"). The U.K. Pension Plan and German Pension Plan both cover certain current and retired employees and neither plan is accepting new participants.

We expect to contribute approximately $126 to our U.S. Nonqualified Plan, approximately $927 to our U.S. Retiree Plan, approximately $219 to our U.K. Pension Plan, and approximately $40 to our German Pension Plan in 2009. No contributions to the U.S. Pension Plan are expected to be required during 2009.

Weighted-average asset allocations by asset category of the U.S. and U.K. Pension Plans as of December 31, are as follows:

	2008	**2007**
Equity securities	**49%**	57%
Debt securities	**47%**	39%
Other	**4%**	4%
Total	**100%**	100%

The primary objective of our U.S. and U.K. Pension Plans is to meet retirement income commitments to plan participants at a reasonable cost to Tennant and to maintain a sound actuarially funded status. This objective is accomplished through growth of capital and safety of funds invested. The pension plan assets are invested in securities to achieve growth of capital over inflation through appreciation and accumulation and reinvestment of dividend and interest income. Investments are diversified to control risk. The overall return objective is to achieve an annualized return equal to or greater than the return expectations in the actuarial valuation. The target allocation for the U.S. Pension Plan is 60% equity and 40% debt securities. Equity securities within the U.S. Pension Plan do not include any investments in Tennant Company Common Stock. The U.K. Pension Plan is invested in an insurance contract with underlying investments primarily in equity and fixed income securities. Our German Pension Plan is unfunded, which is customary in that country.

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Pension Benefits		Postretirement Medical Benefits	
	2008	**2007**	**2008**	**2007**
Discount rate	**6.78%**	6.42%	**6.90%**	6.60%
Rate of compensation increase	**4.07%**	4.16%	**-**	-

Weighted-average assumptions used to determine net periodic benefit costs as of December 31 are as follows:

	Pension Benefits		Postretirement Medical Benefits	
	2008	**2007**	**2008**	**2007**
Discount rate	**6.42%**	5.77%	**6.60%**	6.00%
Expected long-term rate of return on plan assets	**8.16%**	8.19%	**-**	-
Rate of compensation increase	**4.16%**	4.11%	**-**	-

(In thousands, except shares and per share data)

The discount rate is used to discount future benefit obligations back to today's dollars. Our discount rates were determined based on high-quality fixed income investments. The resulting discount rates are consistent with the duration of plan liabilities. The Citigroup Above Median Yield Curve is used in determining the discount rate for the U.S. Plans.

The accumulated benefit obligations as of December 31, for all defined benefit plans are as follows:

	2008	2007
U.S. defined benefit plans	**$ 30,154**	$ 29,758
U.K. Pension Plan	**5,313**	7,801
German Pension Plan	**662**	731

Information for our plans with an accumulated benefit obligation in excess of plan assets is as follows:

	2008	2007
Projected benefit obligation	**$ 38,665**	$ 10,527
Accumulated benefit obligation	**36,129**	10,029
Fair value of plan assets	**29,321**	7,356

As of December 31, 2008 and 2007, the U.S. Nonqualified, U.K. Pension and German Pension Plans had an accumulated benefit obligation in excess of plan assets.

Assumed healthcare cost trend rates at December 31, 2008 and 2007 are as follows:

	2008	2007
Healthcare cost trend rate assumption for the next year	**11.3%**	10.1%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.1%
Year that the rate reaches the ultimate trend rate	**2029**	2028

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. To illustrate, a one-percentage-point change in assumed healthcare cost trends would have the following effects:

	1-Percentage-Point Decrease	1-Percentage-Point Increase
Effect on total of service and interest cost components	$ (79)	$ 90
Effect on postretirement benefit obligation	$ (972)	$ 1,116

(In thousands, except shares and per share data)

Summaries related to changes in benefit obligations and plan assets and to the funded status of our defined benefit and postretirement medical benefit plans are as follows:

	Pension Benefits		Postretirement Medical Benefits	
	2008	2007	2008	2007
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 41,372	$ 41,391	$ 12,763	$ 14,242
Service cost	895	1,014	128	142
Interest cost	2,546	2,377	791	734
Plan participants' contributions	35	52	-	-
Plan amendments	-	-	-	-
Actuarial (gain) loss	(2,239)	(2,007)	(344)	(1,800)
Foreign exchange	(2,073)	220	-	-
Benefits paid	(1,871)	(1,675)	(858)	(555)
Benefit obligation at end of year	$ 38,665	$ 41,372	$ 12,480	$ 12,763
Change in fair value of plan assets and net accrued liabilities:				
Fair value of plan assets at beginning of year	$ 40,456	$ 39,065	$ -	$ -
Actual return on plan assets	(7,835)	2,545	-	-
Employer contributions	432	373	858	555
Plan participants' contributions	35	52	-	-
Foreign exchange	(1,896)	96	-	-
Benefits paid	(1,871)	(1,675)	(858)	(555)
Fair value of plan assets at end of year	29,321	40,456	-	-
Funded status at end of year	$ (9,344)	$ (916)	$ (12,480)	$ (12,763)
Amounts recognized in the consolidated balance sheets consisted of:				
Noncurrent assets	$ -	$ 2,255	$ -	$ -
Current liabilities	(166)	(169)	(927)	(816)
Noncurrent liabilities	(9,178)	(3,002)	(11,553)	(11,947)
Net accrued liability	$ (9,344)	$ (916)	$ (12,480)	$ (12,763)
Amounts recognized in accumulated other comprehensive income consist of:				
Prior service cost	$ 2,032	$ 2,588	$ (2,428)	$ (3,008)
Transition asset	(20)	(43)	-	-
Net (gain) loss	4,900	(4,114)	919	1,261
Accumulated other comprehensive income (loss)	$ 6,912	$ (1,569)	$ (1,509)	$ (1,747)

(In thousands, except shares and per share data)

Components of net periodic benefit cost for the three years ended December 31, were as follows:

	Pension Benefits			Postretirement Medical Benefits		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**
Service cost	**$ 895**	$ 1,014	$ 1,008	**$ 128**	$ 142	$ 152
Interest cost	**2,546**	2,377	2,252	**791**	734	766
Expected return on plan assets	**(3,203)**	(3,025)	(2,943)	**-**	-	-
Amortization actuarial (gain) loss	**(216)**	88	71	**-**	34	75
Amortization of transition asset	**(22)**	(22)	(22)	**-**	-	-
Amortization of prior service cost	**556**	562	567	**(580)**	(580)	(520)
Settlement loss	**-**	-	179	**-**	-	-
Foreign currency	**(183)**	76	98	**-**	-	-
Net periodic cost	**$ 373**	$ 1,070	$ 1,210	**$ 339**	$ 330	$ 473
Changes in accumulated other comprehensive income:						
Incremental effect of adopting SFAS No. 158	**N/A**	N/A	$ (1,055)	**N/A**	N/A	$ (492)
Net (gain) loss	**$ 8,799**	$ (1,527)	197	**$ (343)**	$ (1,800)	-
Amortization of unrecognized prior service cost	**(556)**	(562)	N/A	**580**	580	N/A
Amortization of unrecognized prior transition asset	**22**	22	N/A	**-**	-	N/A
Amortization of unrecognized actuarial (gain) loss	**216**	(88)	N/A	**-**	(34)	N/A
Total recognized in other comprehensive income	**$ 8,481**	$ (2,155)	$ (858)	**$ 237**	$ (1,254)	$ (492)
Total recognized in net periodic benefit cost and other comprehensive income	**$ 8,854**	$ (1,085)	$ 352	**$ 576**	$ (924)	$ (19)

The following benefit payments, which reflect expected future service, are expected to be paid for our U.S. and foreign plans:

	Pension Benefits	Postretirement Medical Benefits
2009	$ 2,652	$ 927
2010	2,140	1,061
2011	2,141	1,055
2012	2,460	1,149
2013	3,907	1,174
2014 to 2018	16,039	6,428
Total	$ 29,339	$ 11,794

The following amounts are included in accumulated other comprehensive income as of December 31, 2008 and are expected to be recognized as components of net periodic benefit cost during 2009:

	Pension Benefits	Postretirement Medical Benefits
Net (gain) loss	$ (50)	$ -
Net transition obligation	(20)	-
Net prior service cost (credit)	555	(580)

(In thousands, except shares and per share data)

12. Common and Preferred Stock and Additional Paid-in Capital

We are authorized to issue an aggregate of 61,000,000 shares; 60,000,000 are designated as Common Stock, having a par value of $0.375 per share, and 1,000,000 are designated as preferred stock, having a par value of $0.02 per share. The Board of Directors is authorized to establish one or more series of preferred stock, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series. On November 10, 2006, the Board of Directors approved a Rights Agreement and declared a dividend of one preferred share purchase right for each outstanding share of Common Stock. Each right entitles the registered holder to purchase from us one one-hundredth of a Series A Junior Participating Preferred Share of the par value of $0.02 per share at a price of $100 per one one-hundredth of a Preferred Share, subject to adjustment. The rights are not exercisable or transferable apart from the Common Stock until the earlier of: (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, including for stock ownership by employee benefit plans, the beneficial owner of 20% or more of the outstanding Common Stock), or (ii) the close of business on the fifteenth day following the first public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 20% or more of the outstanding Common Stock (or such later date as may be determined by our Board of Directors prior to a person or group of affiliated or associated persons becoming an Acquiring Person). After a person or group becomes an Acquiring Person, each holder of a Right (other than an Acquiring Person) will be able to exercise the right at the current exercise price of the Right and receive the number of shares of Common Stock having a market value of two times the exercise price of the right, or, depending upon the circumstances in which the rights became exercisable, the number of common shares of the acquiring company having a market value of two times the exercise price of the right. At no time do the rights have any voting power. We may redeem the rights for $0.001 per right at any time prior to a person or group acquiring 20% or more of the Common Stock. Under certain circumstances, the Board of Directors may exchange the rights for our Common Stock or reduce the 20% thresholds to not less than 10%. The rights will expire on December 26, 2016, unless extended or earlier redeemed or exchanged by us.

13. Commitment and Contingencies

We lease office and warehouse facilities, vehicles and office equipment under operating lease agreements, which include both monthly and longer-term arrangements. Leases with initial terms of one year or more expire at various dates through 2014 and generally provide for extension options. Rent expense under the leasing agreements (exclusive of real estate taxes, insurance and other expenses payable under the leases) amounted to $14,940, $13,647 and $11,911 in 2008, 2007 and 2006, respectively.

The minimum rentals for aggregate lease commitments with an initial term of one year or more at December 31, 2008, were as follows:

2009	$	7,919
2010		5,556
2011		3,342
2012		2,088
2013		427
Thereafter		362
Total	$	19,694

Certain operating leases for vehicles contain residual value guarantee provisions, which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. Of those leases that contain residual value guarantees, the aggregate residual value at lease expiration is $11,413, of which we have guaranteed $9,094. As of December 31, 2008, we have recorded a liability for the estimated end-of-term loss related to this residual value guarantee of $900 for certain vehicles within our fleet. Our fleet also contains vehicles we estimate will settle at a gain. Gains on these vehicles will be recognized at the end of the lease term.

We have applied the provisions of EITF 01-8, "Determining Whether an Arrangement Contains a Lease," and have determined that our agreement with our third-party logistics provider contains an operating lease under SFAS No. 13. As a result, we have included the future minimum lease payments related to the underlying building lease in our operating lease commitments above. In the event that we elect to cancel the agreement with our third party logistics provider, Tennant would be required to assume the underlying building lease for the remainder of its term.

During 2008, we amended our 2003 purchase commitment with a third-party manufacturer to extend the terms of the agreement to 2009. The remaining commitment under this agreement totaled $621 as of December 31, 2008.

In the ordinary course of business, we may become liable with respect to pending and threatened litigation, tax, environmental and other matters. While the ultimate results of current claims, investigations and lawsuits involving us are unknown at this time, we do not expect that these matters will have a material adverse effect on our consolidated financial position or results of operations. Legal costs associated with such matters are expensed as incurred.

14. Income Taxes

Income from continuing operations for the three years ended December 31, was as follows:

		2008		2007		2006
U.S. operations	$	**14,858**	$	50,561	$	37,325
Foreign operations		**2,717**		7,151		5,977
Total	$	**17,575**	$	57,712	$	43,302

Income tax expense (benefit) for the three years ended December 31, was as follows:

		2008		2007		2006
Current:						
Federal	$	**1,771**	$	14,927	$	11,345
Foreign		**4,155**		3,135		2,423
State		**595**		1,305		436
	$	**6,521**	$	19,367	$	14,204
Deferred:						
Federal	$	**1,384**	$	1,978	$	(458)
Foreign		**(1,201)**		(3,605)		(200)
State		**247**		105		(53)
	$	**430**	$	(1,522)	$	(711)
Total:						
Federal	$	**3,155**	$	16,905	$	10,887
Foreign		**2,954**		(470)		2,223
State		**842**		1,410		383
	$	**6,951**	$	17,845	$	13,493

U.S. income taxes have not been provided on approximately $25,281 of undistributed earnings of non-U.S. subsidiaries. We plan to permanently reinvest these undistributed earnings. Because of the availability of U.S. foreign

(In thousands, except shares and per share data)

tax credits, it is not practicable to determine the income tax liability that would be payable if such earnings were not permanently reinvested.

We have Dutch and German tax loss carryforwards of approximately $35,990 and $16,990, respectively. If unutilized, the Dutch tax loss carryforward will begin expiring in 2012. The German tax loss carryforward has no expiration date. Because of the uncertainty regarding realization of the Dutch tax loss carryforward, a valuation allowance was established. This valuation allowance increased in 2008 due to continued operating losses and the strength of the Euro against the U.S. dollar.

A valuation allowance for the remaining deferred tax assets is not required since it is more likely than not that they will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

Our effective income tax rate varied from the U.S. federal statutory tax rate for the three years ended December 31, as follows:

	2008	2007	2006
Tax at statutory rate	**35.0%**	35.0%	35.0%
Increases (decreases) in the tax rate from:			
State and local taxes,			
net of federal benefit	**4.6**	1.8	(0.2)
Effect of foreign operations	**(0.7)**	0.5	0.6
Effect of changes in valuation allowances	**6.3**	(4.9)	0.4
Effect of ETI and			
manufacturing deduction	**(3.3)**	(1.2)	(2.5)
Other, net	**(2.3)**	(0.3)	(2.1)
Effective income tax rate	**39.6%**	30.9%	31.2%

Deferred tax assets and liabilities were comprised of the following as of December 31:

	2008	2007	2006
Deferred tax assets:			
Inventories, principally due to			
additional costs inventoried for tax purposes and changes in inventory reserves	**$ 1,509**	$ 848	$ 854
Employee wages and benefits,			
principally due to accruals for financial reporting purposes	**16,557**	13,062	14,366
Warranty reserves accrued for financial reporting purposes	**1,947**	1,856	1,862
Accounts receivable, principally due			
to allowance for doubtful accounts and tax accounting method for equipment rentals	**1,151**	658	643
Tax loss carryforwards	**13,860**	13,106	11,034
Other	**836**	562	863
Valuation allowance	**(9,303)**	(8,197)	(11,034)
Total deferred tax assets	**$ 26,557**	$21,895	$18,588
Deferred tax liabilities:			
Property, Plant and Equipment,			
principally due to differences in depreciation and related gains	**$ 7,714**	$ 5,895	$ 3,621
Goodwill and Intangible Assets	**12,078**	6,006	5,889
Total deferred tax liabilities	**$ 19,792**	$11,901	$ 9,510
Net deferred tax assets	**$ 6,765**	$ 9,994	$ 9,078

The valuation allowance at December 31, 2008, principally applies to certain foreign loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

In 2008, 2007 and 2006, we recorded tax benefits directly to Shareholders' Equity of $921, $3,301 and $1,392, respectively, relating to our ESOP and stock plans.

We adopted the provisions of FIN 48 on January 1, 2007. The cumulative effect of adopting FIN 48 was a decrease in reserves for uncertain tax positions and an increase to the January 1, 2007 balance of Retained Earnings of $184. Consistent with provisions of FIN 48, we reclassified the reserves for uncertain tax positions from other current liabilities to non-current liabilities unless the liability is expected to be paid within one year.

(In thousands, except shares and per share data)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at 1/1/08	$ 6,129
Increases as a result of tax positions taken during a prior period	536
Increases as a result of tax positions taken during the current period	1,048
Increases for tax positions related to acquired entities during a prior period	945
Decreases relating to settlements with taxing authorities	(185)
Reductions as a result of a lapse of the applicable statute of limitations	(749)
Decreases as a result of foreign currency fluctuations	(400)
Balance at 12/31/08	$ 7,324

Included in the balance of unrecognized tax benefits at December 31, 2008 are potential benefits of $2,947 that, if recognized, would affect the effective tax rate from continuing operations.

We recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Included in the liability of $7,324 for unrecognized tax benefits as of December 31, 2008 was approximately $449 for accrued interest and penalties. To the extent interest and penalties are not assessed with respect to uncertain tax positions, the amounts accrued will be revised and reflected as an adjustment to income tax expense.

We are subject to U.S. federal income tax as well as income tax of numerous state and foreign jurisdictions. We are generally no longer subject to U.S. federal tax examinations for taxable years before 2007 and with limited exceptions, state and foreign income tax examinations for taxable years before 2003. The Internal Revenue Service completed its examination of the U.S. income tax returns for the years 2005 and 2006 during the third quarter. The IRS's adjustments to certain tax positions were fully reserved. As a result of the additional tax payment made at the completion of the examination, unrecognized tax benefits were reduced by $178.

We are currently undergoing income examinations in various state and foreign jurisdictions covering 2004 to 2007. Although the final outcome of these examinations cannot be currently determined, we believe that we have adequate reserves with respect to these examinations.

In the second quarter of 2008, we identified an immaterial error in our reserves for uncertain tax positions. The reserves were understated by $619 ($546 after tax) due to an inadvertent omission of reserves for uncertain tax positions related to tax years 2004 to 2006. We recorded the correction of this error in the second quarter ended June 30, 2008 as an increase to long-term FIN 48 liability and an increase to long-term deferred tax asset for the federal benefit of the increased liability. Income tax expense increased by $546, which resulted in an increase in the year-to-date effective tax rate of 3.1%. Neither the origination nor the correction of the error was material to our consolidated financial statements in the current or prior periods.

We do not anticipate that total unrecognized tax benefits will change significantly within the next 12 months.

15. Stock-Based Compensation

We have seven plans under which we have awarded share-based compensation grants. The 1992 Stock Incentive Plan ("1992 Plan"), 1995 Stock Incentive Plan ("1995 Plan"), 1998 Management Incentive Plan ("1998 Plan") and 1999 Amended and Restated Stock Incentive Plan ("1999 Plan") provided for stock-based compensation grants to our executives and key employees. The 1993 Restricted Stock Plan for Non-Employee Directors ("1993 Plan") provided for restricted shares to our non-employee Directors. The 1997 Non-Employee Directors Option Plan ("1997 Plan") provided for stock option grants to our non-employee Directors. In 2007, our shareholders approved the 2007 Stock Incentive Plan (the "2007 Plan"), which was adopted as a continuing step toward aggregating our then existing equity compensation programs into one plan to reduce the complexity of our equity compensation programs.

The 1992 Plan expired in 1999 and consequently, no new awards have been granted under this Plan since 1999, although awards previously granted under it remain outstanding and continue to be governed by its terms.

The 1995 and 1998 Plans were terminated in 2006 and all remaining shares were transferred to the Amended and Restated 1999 Stock Incentive Plan as approved by the shareholders in 2006. Awards granted under the 1995 and 1998 Plans prior to 2006 that remain outstanding continue to be governed by the respective plan under which the grant was made. Upon approval of the Amended and Restated Stock Incentive Plan in 2006, we ceased making grants of future awards under the 1995 and 1998 Plans and subsequent grants of future awards were made from the 1999 Plan and governed by its terms.

The 2007 Plan terminated our rights to grant awards under the 1999 Plan except that the 1999 Plan will remain available for grants of reload options upon exercise of previously granted options with one-time reload features. We have not granted options with reload features since March 1, 2004. Awards previously granted under the 1999 Plan remain outstanding and continue to be governed by the terms of that plan. A total of 1,500,000 shares were authorized for future awards under the 2007 Plan.

On January 1, 2006, we adopted SFAS No. 123(R), using the modified prospective transition method. Under this method, stock-based employee compensation cost is recognized using the fair value based method for all new awards granted after January 1, 2006. Compensation costs for unvested stock options and awards that were outstanding as of the adoption date are being recognized, beginning January 1, 2006, over the requisite service period based on the grant date fair value of those options and awards as previously calculated under the pro-forma disclosures pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

A maximum of 6,200,000 shares have been available under these plans. As of December 31, 2008, there were 461,418 shares reserved for issuance under the 1995 Plan, the 1997 Plan and the 1999 Plan for outstanding compensation awards and 1,336,749 shares were available for issuance under the 2007 Plan for current and future equity awards. The Compensation Committee of the Board of Directors determines the number of shares awarded and the grant date, subject to the terms of our equity award policy.

The following table presents the components of stock-based compensation expense (benefit) for the above described plans for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Stock options and stock appreciation rights	**$ 218**	$ 778	$ 1,066
Restricted share awards	**878**	1,144	772
Performance share awards	**(2,086)**	1,084	1,536
Share-based liabilities	**(237)**	134	194
Total Stock-Based Compensation Expense (Benefit)	**$ (1,227)**	$ 3,140	$ 3,568

The total income tax benefit recognized in the income statement for share-based compensation arrangements during the years ended 2008, 2007 and 2006 was $892, $3,255 and $923, respectively.

(In thousands, except shares and per share data)

Stock Option and Stock Appreciation Right Awards

We determined the fair value of our stock option awards using the Black-Scholes option pricing model.

The following assumptions were used for the 2008, 2007 and 2006 grants:

	2008	2007	2006
Expected volatility	**29 - 37%**	26 - 35%	22 - 75%
Weighted-average expected volatility	**30%**	30%	43%
Expected dividend yield	**1.2 - 1.5%**	1.3 - 1.8%	1.8 - 2.1%
Expected term, in years	**2 - 8**	1 - 9	2 - 9
Risk-free interest rate	**1.8 - 3.5%**	3.7 - 5.1%	4.6 - 5.1%

The expected life selected for stock options granted during the year represents the period of time that the stock options are expected to be outstanding based on historical data of stock option holder exercise and termination behavior of similar grants. The risk-free interest rate for periods within the contractual life of the stock option is based on the U.S. Treasury rate over the expected life at the time of grant. Expected volatilities are based upon historical volatility of our stock over a period equal to the expected life of each stock option grant. Dividend yield is estimated over the expected life based on our dividend policy and historical dividends paid. We use historical data to estimate pre-vesting forfeiture rates and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

Employee stock option awards prior to 2005 include a reload feature for options granted to key employees. This feature allows employees to exercise options through a stock-for-stock exercise using mature shares, and employees are granted a new stock option (reload option) equal to the number of shares of Common Stock used to satisfy both the exercise price of the option and the minimum tax withholding requirements. The reload options granted have an exercise price equal to the fair market value of the Common Stock on the grant date. Stock options granted in conjunction with reloads vest immediately and have a term equal to the remaining life of the initial grant.

Beginning in 2004, new stock option awards granted vest one-third each year over a three-year period and have a ten-year contractual term. These grants do not contain a reload feature. Compensation expense equal to the grant date fair value is recognized for these awards over the vesting period. Compensation expense is fully recognized for reload stock options as of the reload date.

In addition to stock options, we also occasionally grant cash-settled stock appreciation rights ("SARs") to employees in certain foreign locations. Total outstanding SARs were 9,200 as of December 31, 2008. No new SARs were granted during 2008, 2007 or 2006.

The following table summarizes the activity during the year ended December 31, 2008, for stock option and SARs awards:

	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,082,468	$ 19.87
Granted	27,850	35.04
Exercised	(116,823)	19.12
Forfeited	(8,999)	25.59
Expired	(33,305)	20.33
Outstanding at end of year	951,191	$ 20.33
Exercisable at end of year	913,837	$ 19.87

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2008, 2007 and 2006 was $10.57, $10.26 and $10.01, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006 was $1,910, $8,370 and $3,629, respectively.

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2008 was $8 and $8, respectively. The weighted-average remaining contractual life for options outstanding and exercisable as of December 31, 2008, was four years.

As of December 31, 2008, there was unrecognized compensation cost for nonvested options and rights of $365 which is expected to be recognized over a weighted-average period of three years.

Restricted Share Awards

Restricted share awards typically have a two or three year vesting period from the effective date of the grant. Restricted share awards to non-employee directors vest upon a change of control or upon termination of service as a director occurring at least six months after grant date of award so long as termination is for one of the following reasons: death; disability; retirement in accordance with company policy (i.e., age 68 etc.); resignation at request of Board (other than for gross misconduct); resignation following at least six months advance notice; failure to be re-nominated (unless due to unwillingness to serve) or re-elected by shareholders; or removal by shareholders.

The following table summarizes the activity during the year ended December 31, 2008, for nonvested restricted share awards:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of year	101,894	$ 26.54
Granted	36,986	35.30
Vested	(39,913)	27.43
Forfeited	(2,424)	34.30
Nonvested at end of year	96,543	$ 29.33

The total fair value of shares vested during the year ended December 31, 2008, 2007 and 2006 was $1,095, $877 and $256, respectively. As of December 31, 2008, there was $1,259 of total unrecognized compensation cost related to nonvested shares which is expected to be recognized over a weighted-average period of three years.

Performance Share Awards

We grant performance share awards to key employees as a part of our management compensation program. These awards are earned based upon achievement of certain financial performance targets. We determine the fair value of these awards as of the date of grant and recognize the expense over a three year performance period.

The 2006 performance share award covers the three year performance period from the beginning of fiscal year 2006 to the end of fiscal year 2008. Performance shares granted in 2006 vest solely upon achievement of certain financial performance targets during this three year period. During 2006 and 2007, we expensed amounts related to the 2006 performance share award as we deemed payment of the award to be probable during those prior years. During 2008, the amounts expensed in 2006 and 2007 related to the 2006 performance share award were subsequently reversed due to the lack of achievement of the predetermined financial performance targets. The 2007 performance share award covers the three year performance period from the beginning of fiscal year 2007 to the end of fiscal year 2009. Performance shares granted in 2007 vest solely upon achievement of certain financial performance targets during this three year period. During 2007, we expensed

(In thousands, except shares and per share data)

an amount related to the 2007 performance share award as we deemed payment of the award to be probable during the prior year. During 2008, the amount expensed in 2007 related to the 2007 performance share award was subsequently reversed as we no longer deemed the achievement of the predetermined financial performance targets to be probable. The 2008 performance share award covers the three year performance period from the beginning of fiscal year 2008 to the end of fiscal year 2010. Performance shares granted in 2008 vest solely upon achievement of certain financial performance targets during this three year period. For the year ended 2008, we did not recognize any expense for the 2008 or 2007 performance share awards as we do not deem the achievement of these predetermined financial performance targets to be probable.

During November 2005, we also granted a performance share award, which vested and was earned upon achieving certain total shareholder return targets over a three to five year performance period. The maximum number of shares of Common Stock issued upon payout of the award was 40,000. Compensation cost was based on the fair value of this award as of the date of grant and was recognized over the derived requisite service period of three years as the end of the third year of the performance period was the first opportunity for achievement of the total shareholder return targets. As of December 31, 2008, there was no unrecognized compensation cost related to this award as the total shareholder return targets were acheived and the maximum award was paid during 2008.

Share-Based Liabilities

As of December 31, 2008, we had $208 in total share-based liabilities recorded on our balance sheet. During the years ended December 31, 2008 and 2007 we paid out $738 and $655 related to 2007 and 2006 share-based liability awards, respectively. $1,739 related to 2005 share-based liability awards was paid during the year ended December 31, 2006.

16. Employee Stock Ownership Plan

We established a leveraged Employee Stock Ownership Plan ("ESOP") in 1990. The ESOP covers substantially all domestic employees. The shares required for our 401(k) matching contribution program are provided principally by our ESOP, supplemented as needed by newly issued shares. We make annual contributions to the ESOP equal to the ESOP's debt service less dividends and Company match contributions received by the ESOP. All dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to employees who made 401(k) contributions that year, in the form of a matching contribution, based on the proportion of debt service paid in the year. We account for the ESOP in accordance with EITF 89-8, "Expense Recognition for Employee Stock Ownership Plans." Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets. As shares are released from collateral, we report compensation expense equal to the cost of the shares to the ESOP. All ESOP shares are considered outstanding in earnings-per-share computations, and dividends on allocated and unallocated shares are recorded as a reduction of Retained Earnings.

The following table summarizes ESOP activity during the years ended December 31:

	2008	2007	2006
Cash contributions	**$ 1,621**	$ 1,530	$ 1,513
Net benefit provided by ESOP	**2,219**	2,568	1,205
Interest earned and received on loan	**363**	520	663
Dividends	**427**	486	523

The benefit provided through the ESOP is net of expenses and is recorded in Other Income. At December 31, 2008, the ESOP indebtedness to us, which bears an interest rate of 10.05% and is due December 31, 2009, was $1,892.

The ESOP shares as of December 31, were as follows:

	2008	2007	2006
Allocated shares	**1,838,171**	1,738,210	1,638,248
Unreleased shares	**99,961**	199,922	299,884
Total ESOP shares	**1,938,132**	1,938,132	1,938,132

17. Earnings Per Share Computations

The computations of basic and diluted earnings per share for the years ended December 31, were as follows:

	2008	2007	2006
Numerator:			
Net Earnings	**$ 10,624**	$ 39,867	$ 29,809
Denominator:			
Basic - Weighted Average Shares Outstanding	**18,303,137**	18,640,882	18,561,533
Effect of dilutive securities:			
Employee stock options	**278,703**	505,143	427,715
Diluted - Weighted Average Shares Outstanding	**18,581,840**	19,146,025	18,989,248
Basic Earnings per Share	**$ 0.58**	$ 2.14	$ 1.61
Diluted Earnings per Share	**$ 0.57**	$ 2.08	$ 1.57

Options to purchase 46,000, 20,700 and 107,000 shares of Common Stock were outstanding during 2008, 2007, and 2006, respectively, but were not included in the computation of diluted earnings per share as the effect would have been anti-dilutive.

18. Segment Reporting

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes disclosure standards for segments of a company based on management's approach to defining operating segments. In accordance with the objective and basic principles of the standard we aggregate our operating segments into one reportable segment.

The following sets forth Net Sales and long-lived assets by geographic area:

	2008	2007	2006
Net Sales:			
North America	**$ 402,174**	$ 417,757	$ 391,309
Europe, Middle East and Africa	**217,594**	183,188	155,710
Other International	**81,637**	63,273	51,962
Total	**$ 701,405**	$ 664,218	$ 598,981

	2008	2007
Long-lived assets:		
North America	**$ 99,022**	$ 93,222
Europe, Middle East and Africa	**87,815**	37,395
Other International	**15,114**	4,062
Total	**$ 201,951**	$ 134,679

Accounting policies of the operations in the various geographic areas are the same as those described in Note 1. Net Sales are attributed to each geographic area based on the country to which the product is shipped and are net of intercompany sales. North America sales include sales in the United States and Canada. Sales in Canada comprise less than 10% of consolidated

(In thousands, except shares and per share data)

sales and are interrelated with our U.S. operations. No single customer represents more than 10% of our consolidated sales. Long-lived assets consist of property and equipment, Goodwill, Intangible Assets and certain other assets.

The following table presents revenues for groups of similar products and services:

	2008	2007	2006
Net Sales:			
Equipment	**$ 411,765**	$ 393,270	$ 358,344
Parts and consumables	**168,699**	161,334	145,218
Service and other	**97,292**	84,429	74,235
Specialty surface coatings	**23,649**	25,185	21,184
Total	**$ 701,405**	$ 664,218	$ 598,981

19. Consolidated Quarterly Data (Unaudited)

	Net Sales		Gross Profit	
Quarter	2008	2007	2008	2007
First	**$ 168,600**	$ 155,078	**$ 69,640**	$ 63,758
Second	**193,584**	165,203	**82,203**	70,853
Third	**185,935**	161,329	**78,552**	66,864
Fourth	**153,286**	182,608	**55,855**	77,509
Year	**$ 701,405**	$ 664,218	**$ 286,250**	$ 278,984

	Net Earnings (Loss)		Basic Earnings (Loss) per Share		Diluted Earnings (Loss) per Share	
Quarter	2008	2007	2008	2007	2008	2007
First	**$ 5,235**	$ 5,851	**$0.28**	$0.31	**$0.28**	$0.31
Second	**8,292**	10,454	**0.45**	0.56	**0.44**	0.55
Third	**13,985**	10,967	**0.77**	0.59	**0.76**	0.57
Fourth	**(16,888)**	12,595	**(0.93)**	0.68	**(0.92)**	0.66
Year	**$ 10,624**	$ 39,867	**$0.58** (1)	$2.14 (1)	**$0.57**	$2.08 (1)

(1) The summation of quarterly data does not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis.

Regular quarterly dividends aggregated $0.52 per share in 2008, or $0.13 per share each quarter, and $0.48 per share in 2007, or $0.12 per share each quarter.

20. Related Party Transactions

In June 2008, we entered into a settlement agreement with a former member of the Board of Directors to pay $356 to resolve a disputed claim alleging that we failed to provide adequate notice of the expiration of stock options upon resignation from the Board. The payment represents a portion of the value of the vested stock options that expired upon resignation from the Board. This charge was included within Selling and Administrative Expense in the Consolidated Statements of Earnings for the quarter ended June 30, 2008.

During the first quarter of 2008, we acquired Applied Sweepers and Alfa and entered into lease agreements for certain properties owned by or partially owned by the former owners of these entities. These individuals are now current employees of Tennant. Lease payments made under these lease agreements totaled $260 during 2008.

21. Subsequent Events

On February 27, 2009, we acquired certain assets of Applied Cleansing Solutions Pty Ltd ("Applied Cleansing"), a long-term importer and distributor for Green Machines™ products in Australia and New Zealand, in a business combination for an initial closing price of approximately $560 in cash. The purchase agreement also provides for additional contingent consideration to be paid following the acquisition date if certain future revenue targets are met during the next twelve months. We currently estimate the additional contingent consideration will be approximately $110.

On March 4, 2009 we entered into a second amendment to the Credit Agreement as further discussed in Note 8.

ITEM 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A – Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Principal Financial and Accounting Officer, have evaluated the effectiveness of our disclosure controls and procedures for the year ended December 31, 2008 (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and our Principal Financial and Accounting Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is communicated to our management, including our principal executive and our principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control

There were no significant changes in our internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal accounting and financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control – Integrated Framework* (COSO), our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 excluded Applied Sweepers, which was acquired by us during the first quarter of 2008 in a purchase business combination. Applied Sweepers is a wholly-owned subsidiary of ours with combined assets and net sales that represented less than 16% of our consolidated total assets and less than 4% of our consolidated net sales, respectively, as of and for the year ended December 31, 2008. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as a part of this audit, has issued their report, included in Item 8, on the effectiveness of our internal control over financial reporting.

/s/ H. Chris Killingstad

H. Chris Killingstad
President and Chief Executive Officer

/s/ Thomas Paulson

Thomas Paulson
Chief Financial Officer (Principal
Financial and Accounting Officer)

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under this item is contained in Item 8 of this Annual Report on Form 10-K.

ITEM 9B – Other Information

None.

PART III

ITEM 10 – Directors, Executive Officers and Corporate Governance

The sections entitled "Board of Directors Information" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2009 Proxy Statement are incorporated herein by reference.

The list below identifies those persons designated as executive officers of the Company, including their age, position with the Company and positions held by them during the past five or more years.

H. Chris Killingstad, President and Chief Executive Officer

H. Chris Killingstad (53) joined the Company in April 2002 as Vice President, North America and was named President and CEO in 2005. From 1990 to 2000, he was employed by The Pillsbury Company, a consumer foods manufacturer. From 1999 to 2000 he served as Sr. Vice President and General Manager of Frozen Products for Pillsbury North America; from 1996 to 1999 he served as Regional Vice President and Managing Director of Pillsbury Europe, and from 1990 to 1996 was Regional Vice President of Haagen-Dazs Asia Pacific.

Thomas J. Dybsky, Vice President, Administration

Thomas J. Dybsky (59) joined the Company in September 1998 as Vice President of Human Resources and was named Vice President of Administration in 2004. From June 1995 to September 1998, he was Vice President/Senior Consultant for MDA Consulting.

Andrew J. Eckert, Vice President, North America Sales and Service

Andrew J. Eckert (45) joined Tennant in 2002 as General Manager, North America. He was promoted to Vice President, North America Sales in 2005. From 2000 to 2002, he was the Senior Vice President of Operations at Storecast Merchandising Company, a national retail merchandising service contractor for the grocery industry. Prior to that, he was Director of Strategic Planning at General Mills and led the automation and cost-reduction efforts for U.S. trade promotional spending. He began his sales career in 1985 at General Mills in Houston, TX, and held a variety of increasing responsibilities including Customer Sales Manager for Fleming Companies and American Stores.

Michael W. Schaefer, Vice President, Chief Technical Officer

Mike Schaefer (48) joined the Company in January 2008 as Vice President, Chief Technical Officer. From 2000 to January 2008, he was Vice President of Dispensing Systems, Lean Six Sigma and Quality at Ecolab, Inc., a provider of cleaning, sanitizing, food safety and infection prevention products and services, where he led R&D efforts for their equipment business, continuous improvement and standardization of R&D processes. Prior to that he held various management positions at Alticor Corporation and Kraft General Foods.

Heidi M. Hoard, Vice President, General Counsel and Secretary

Heidi M. Hoard (58) joined Tennant in 2003 as Assistant General Counsel and Assistant Secretary and was named General Counsel in 2005. She was a partner with General Counsel Ltd. during 2003. From 1995 to 2001, she was Vice President, General Counsel and Secretary at Musicland Group, Inc. From 1993 to 1995, she was Senior Legal Counsel at Medtronic, Inc. Prior to that, she was a partner at Faegre & Benson L.L.P., a Minneapolis law firm, which she joined in 1976.

Karel Huijser, Vice President, International

Karel Huijser (48) joined the Company in 2006 as Vice President, International. Prior to joining Tennant, he was President and CEO of Asia Pacific for GE Infrastructure Shanghai, China, from 2005 to November 2006. From 2003 to 2005, he was General Manager of Asia Pacific, GE Water and Process Technologies (Asia). From 2001 to 2003, he was Global Marketing Director for GE Plastics Division based in The Netherlands. His career at GE began in 1992, following six years at Daf Trucks in The Netherlands.

Thomas Paulson, Vice President and Chief Financial Officer

Thomas Paulson (52) joined Tennant in March 2006. Prior to joining Tennant, Paulson was Chief Financial Officer and Senior Vice President of Innovex from 2001 to 2006. Prior to joining Innovex, a manufacturer of electronic interconnect solutions, Paulson worked for The Pillsbury Company for over 19 years. Paulson became a Vice President at Pillsbury in 1995 and was the Vice President of Finance for the $4 billion North American Foods Division for over two years before joining Innovex.

Don B. Westman, Vice President, Global Operations

Don B. Westman (55) joined the Company in November 2006 as Vice President, Global Operations. Prior to joining Tennant, he was Vice President of Operations – Pump Division for Pentair, Inc., a provider of products and services for the movement, treatment and storage of water, from 2005 to November 2006. From 2003 to 2005, he was Vice President of Operations – Pentair Water. From 1997 to 2003, Westman was Vice President of Operations for Hoffmans Enclosures, where he began in 1982 as a manufacturing engineering manager.

Business Ethics Guide

We have adopted the Tennant Company Business Ethics Guide, which applies to all of our employees, directors, consultants, agents and anyone else acting on our behalf. The Business Ethics Guide includes particular provisions applicable to our senior financial management, which includes our Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions. A copy of our Business Ethics Guide is available on the Investors page of our website, www.tennantco.com, and a copy will be mailed upon request to Investor Relations, Tennant Company, P.O. Box 1452, Minneapolis, MN 55440-1452. We intend to post on our website any amendment to, or waiver from, a provision of our Business Ethics Guide that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and other persons performing similar functions promptly following the date of such amendment or waiver. In addition, we have also posted copies of our Corporate Governance Principles and the Charters for our Audit, Compensation, Governance and Executive Committees on our website.

Section 302 Certifications

We have filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to this report. We filed with the NYSE the CEO certification regarding our compliance with the NYSE's corporate governance listing standards as required by NYSE Rule 303A.12(a) on May 28, 2008.

ITEM 11 – Executive Compensation

The sections entitled "Director Compensation for 2008" and "Executive Compensation Information" in our 2009 Proxy Statement are incorporated herein by reference.

ITEM 12 – Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The sections entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in our 2009 Proxy Statement are incorporated herein by reference.

ITEM 13 – Certain Relationships and Related Transactions, and Director Independence

The sections entitled "Committee Member Appointment and Director Independence" and "Related Person Transaction Approval Policy" in our 2009 Proxy Statement are incorporated herein by reference.

ITEM 14 – Principal Accountant Fees and Services

The section entitled "Fees Paid to Independent Registered Public Accounting Firm" in our 2009 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15 – Exhibits, Financial Statement Schedules

A. The following documents are filed as a part of this report:

1. **Financial Statements**

   Consolidated Financial Statements filed as part of this report are contained in Item 8 of this Annual Report on Form 10-K.

2. **Financial Statement Schedule**

   Schedule II – Valuation and Qualifying Accounts
   (In thousands)

   The changes in Allowance for Doubtful Accounts and Returns for the three years ended December 31, were as follows:

	2008	2007	2006
Balance at beginning of year	**$ 3,264**	$ 3,347	$ 4,756
Additions charged to costs and expenses	**4,083**	1,622	451
Additions charged to other accounts	**(76)**	68	81
Deductions from reserves [(1)]	**48**	(1,772)	(1,941)
Balance at end of year	**$ 7,319**	$ 3,265	$ 3,347

(1) Includes accounts determined to be uncollectible and charged against reserves, net of collections on accounts previously charged against reserves, as well as the effect of foreign currency on these reserves.

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Shareholders

Tennant Company:

Under date of March 13, 2009, we reported on the consolidated balance sheets of Tennant Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, cash flows, and shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2008, which are included in Item 15.A.1. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as included in Item 15.A.2. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Minneapolis, Minnesota
March 13, 2009

3. Exhibits

Item #	Description	Method of Filing
Rider A:		
2.1	Share Purchase Agreement dated February 15, 2008 among the Sellers identified therein and Tennant Scotland Limited (excluding schedules and exhibits, which the Company agrees to furnish supplementally to the Securities and Exchange Commission upon request)	Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated February 29, 2008.
3i	Restated Articles of Incorporation	Incorporated by reference to Exhibit 3i to the Company's report on Form 10-Q for the quarterly period ended June 30, 2006.
3.1	Certificate of Designation	Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2006.
3ii	Amended and Restated By-Laws	Incorporated by reference to Exhibit 3ii to the Company's Form 10-K for the year ended December 31, 1999.
4.1	Rights Agreement, dated as of November 10, 2006, between the Company and Wells Fargo Bank, N.A., as Rights Agent	Incorporated by reference to Exhibit 1 to Form 8-A dated November 14, 2006.
10.1	Tennant Company Amended and Restated 1992 Stock Incentive Plan*	Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement No. 33-59054, Form S-8 dated March 2, 1993.
10.2	Tennant Company 1995 Stock Incentive Plan*	Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement No. 33-62003, Form S-8, dated August 22, 1995.
10.3	Tennant Company Restricted Stock Plan for Nonemployee Directors (as amended and restated effective May 6, 2004)*	Incorporated by reference to Exhibit 10.3 to the Company's Form 10-K for the year ended December 31, 2005.
10.4	Tennant Company Executive Nonqualified Deferred Compensation Plan, as restated effective January 1, 2005*	Incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2007.
10.5	Form of Management Agreement and Executive Employment Agreement*	Filed herewith electronically.
10.6	Schedule of parties to Management and Executive Employment Agreement	Filed herewith electronically.
10.7	Tennant Company Non-Employee Director Stock Option Plan (as amended and restated effective May 6, 2004)*	Incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarterly period ended June 30, 2004.
10.8	Tennant Company 1998 Management Incentive Plan, as amended*	Incorporated by reference to Exhibit 99 to the Company's Registration Statement No. 333-84372, Form S-8 dated March 15, 2002.
10.9	Tennant Company Amended and Restated 1999 Stock Incentive Plan*	Incorporated by reference to Appendix A to the Company's proxy statement for the 2006 Annual Meeting of Shareholders filed on March 15, 2006.
10.10	Long-Term Incentive Plan 2007*	Incorporated by reference to Exhibit 10.12 to the Company's Form 10-K for the year ended December 31, 2006.
10.11	Long-Term Incentive Plan 2008*	Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended March 31, 2008.
10.12	Short-Term Incentive Plan 2008*	Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarterly period ended March 31, 2008.

10.13	Deferred Stock Unit Agreement (awards prior to 2008)*	Incorporated by reference to Exhibit 10.14 to the Company's Form 10-K for the year ended December 31, 2006.
10.14	Performance share award agreement for H. Chris Killingstad*	Incorporated by reference to Exhibit 10.18 to the Company's Form 10-K for the year ended December 31, 2005.
10.15	Services Agreement and Management Agreement between the Company and Karel Huijser*	Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended September 30, 2006.
10.16	Amendment No. 1 dated as of December 17, 2008 to Services Agreement and Management Agreement between the Company and Karel Huijser*	Filed herewith electronically.
10.17	Tennant Company 2007 Stock Incentive Plan*	Incorporated by reference to Appendix A to the Company's proxy statement for the 2007 Annual Meeting of Shareholders filed on March 15, 2007.
10.18	Credit Agreement dated as of June 19, 2007	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated June 21, 2007.
10.19	Deferred Stock Unit Agreement (awards in and after 2008)*	Incorporated by reference to Exhibit 10.17 to the Company's Form 10-K for the year ended December 31, 2007.
10.20	Amendment No. 1 dated as of February 21, 2008 to Credit Agreement dated as of June 19, 2007	Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2008.
10.21	Tennant Company 2009 Short-Term Incentive Plan*	Incorporated by reference to Appendix A to the Company's Proxy statement for the 2008 Annual Meeting of Shareholder's filed on March 14, 2008.
10.22	Amendment No. 2 to the Credit Agreement dated as of March 4, 2009	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated March 10, 2009.
21	Subsidiaries of the Registrant	Filed herewith electronically.
23.1	Consent of KPMG, LLP Independent Registered Public Accounting Firm	Filed herewith electronically.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith electronically.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith electronically.
32.1	Section 1350 Certification of Chief Executive Officer	Filed herewith electronically.
32.2	Section 1350 Certification of Chief Financial Officer	Filed herewith electronically.

*Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENNANT COMPANY

By /s/ H. Chris Killingstad
H. Chris Killingstad
President, CEO and
Board of Directors

Date March 13, 2009

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By /s/ H. Chris Killingstad
H. Chris Killingstad
President, CEO and
Board of Directors

Date March 13, 2009

By /s/ James T. Hale
James T. Hale
Board of Directors

Date March 13, 2009

By /s/ Thomas Paulson
Thomas Paulson
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date March 13, 2009

By /s/ David Mathieson
David Mathieson
Board of Directors

Date March 13, 2009

By /s/ William F. Austen
William F. Austen
Board of Directors

Date March 13, 2009

By /s/ Edwin L. Russell
Edwin L. Russell
Board of Directors

Date March 13, 2009

By /s/ Jeffrey A. Balagna
Jeffrey A. Balagna
Board of Directors

Date March 13, 2009

By /s/ Stephen G. Shank
Stephen G. Shank
Board of Directors

Date March 13, 2009

By /s/ Carol S. Eicher
Carol S. Eicher
Board of Directors

Date March 13, 2009

By /s/ Steven A. Sonnenberg
Steven A. Sonnenberg
Board of Directors

Date March 13, 2009

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tennant Company:

We consent to the incorporation by reference in the registration statements No. 33-59054 on Form S-8 relating to the Tennant Company 1992 Stock Incentive Plan, No. 333-84374 on Form S-8 relating to the Tennant Company Restricted Stock Plan for Non-Employee Directors, No. 33-62003 on Form S-8 relating to the Tennant Company 1995 Stock Incentive Plan, No. 333-28641 on Form S-8 relating to the Tennant Company Non-Employee Director Stock Option Plan, No. 333-73706 on Form S-8 relating to the Tennant Company 1999 Stock Incentive Plan, No. 333-51531 on Form S-8 relating to the Tennant Commercial Retirement Savings Plan, No. 333-84372 on Form S-8 relating to the 1998 Management Incentive Plan, No. 333-157708 on Form S-8 relating to the Tennant Company Profit Sharing and Employee Stock Ownership Plan, and No. 333-142581 on Form S-8 relating to the Tennant Company 2007 Stock Incentive Plan of our reports dated March 13, 2009, with respect to the consolidated balance sheets of Tennant Company and subsidiaries as of December 31, 2008 and 2007, the related consolidated statements of earnings, cash flows, and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2008, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in or are incorporated by reference in the December 31, 2008 annual report on Form 10-K of Tennant Company.

Our report dated March 13, 2009 on the effectiveness of internal control over financial reporting as of December 31, 2008, contains an explanatory paragraph that states the scope of management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 includes all of the Company's consolidated entities, except for Applied Sweepers, Ltd. (Applied Sweepers), a business acquired during the first quarter of 2008. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Applied Sweepers.

Our report dated March 13, 2009 with respect to the consolidated balance sheets of Tennant Company and subsidiaries as of December 31, 2008 and 2007, the related consolidated statements of earnings, cash flows, and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2008, states that the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007, and Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, on January 1, 2008.

/s/ KPMG LLP

Minneapolis, Minnesota
March 13, 2009

Exhibit 31.1

CERTIFICATIONS

I, H. Chris Killingstad, certify that:

1. I have reviewed this annual report on Form 10-K of Tennant Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ H. Chris Killingstad

H. Chris Killingstad
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Thomas Paulson, certify that:

1. I have reviewed this annual report on Form 10-K of Tennant Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ Thomas Paulson

Thomas Paulson
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tennant Company (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H. Chris Killingstad, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 13, 2009

/s/ H. Chris Killingstad
H. Chris Killingstad
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tennant Company (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas Paulson, Vice President and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 13, 2009

/s/ Thomas Paulson
Thomas Paulson
Vice President and Chief Financial Officer

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

Time and Date:	10:30 a.m. Central Daylight Time Wednesday, April 29, 2009
Place:	Golden Valley Country Club 7001 Golden Valley Road Golden Valley, Minnesota
Items of Business:	(1) To elect two directors to a three-year term, such that the total number of directors is eight; (2) To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company; and (3) To act on any other business that may properly come before the Annual Meeting.
Who May Vote:	You may vote if you were a shareholder of record as of the close of business on March 2, 2009.
Proxy Voting:	It is important that your shares are voted, whether or not you attend the meeting. Please vote your shares, as instructed in the Notice of Internet Availability of Proxy Materials, by voting over the Internet or by telephone, as promptly as possible. You may also request a paper proxy card, which will include a reply envelope, to submit your vote by mail, as described in the Notice of Internet Availability of Proxy Materials. Your prompt response will help reduce solicitation costs incurred by us.

March 20, 2009

Heidi M. Hoard, Secretary

TENNANT COMPANY PROXY STATEMENT

Why did I receive a Notice of Internet Availability of Proxy Materials?

Tennant Company ("we," "us," "our," "the Company"), on behalf of our Board of Directors, is supplying this Proxy Statement in order to obtain your Proxy vote in connection with the Annual Meeting of Shareholders.

The Annual Meeting will be held at the Golden Valley Country Club, 7001 Golden Valley Road, Golden Valley, Minnesota, on Wednesday, April 29, 2009, at 10:30 a.m. Central Daylight Time.

The Notice of Internet Availability of Proxy Materials is being mailed to shareholders on or about March 20, 2009.

How do I access the proxy materials?

Under rules of the Securities and Exchange Commission, we are furnishing proxy materials to our shareholders on the Internet, rather than mailing printed copies to our shareholders. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one as instructed in that notice. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

What is a Proxy?

The Proxy serves as a ballot for elections to our Board of Directors, as well as listing information about any other items to be discussed and voted on at the Annual Meeting. It allows an authorized agent to act on your behalf in the event you do not attend the Annual Meeting in person.

Who is entitled to vote?

You may vote if you owned shares of our Common Stock as of the close of business on March 2, 2009. As of March 2, 2009, there were 18,284,606 shares of Common Stock outstanding, each entitled to one vote.

How do I vote?

You may vote in one of four ways:

1. *By Internet*

You may access the website at www.proxyvote.com to cast your vote 24 hours a day, 7 days a week, until 11:59 p.m. (EST) on April 28, 2009. Please have your Notice of Internet Availability of Proxy Materials or, if you have requested one, your Proxy Card, in hand and the last four digits of your social security number available to verify your identity. Follow the instructions provided to obtain your records and create an electronic ballot.

2. *By Phone*

You may call 1-800-690-6903 by using any touch-tone phone, 24 hours a day, 7 days a week, until 11:59 p.m. (EST) on April 28, 2009. Have your Notice of Internet Availability of Proxy Materials or, if you have requested one, your Proxy Card, in hand when calling. You will need to provide the last four digits of your social security number to verify your identity. Follow the voice prompts to cast your vote.

3. *By Mail*

Request a Proxy Card from us by following the instructions on your Notice of Internet Availability of Proxy Materials. Mark, sign and date your Proxy Card and return it in the postage-paid envelope that will be provided, or return it to Tennant Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

4. *In person at the Annual Meeting*

All shareholders may vote in person at the Annual Meeting. Paper ballots will be available for voting at the meeting.

Shareholders who hold their shares beneficially in street name, through a broker or bank, may be able to vote by telephone or the Internet as well as by mail. You should follow the instructions received from your broker or bank to vote your shares.

How is my Proxy voted?

Shares represented by Proxy will be voted in the following manner:

- As specified by the Proxy, or
- Where a Proxy is submitted, but no specification is given, shares will be voted FOR all nominees and proposals in this Proxy Statement.

Why should I vote?

Your vote is important! It ensures that your ownership interests are represented even if you are unable to attend the Annual Meeting in person. A promptly voted Proxy will save us additional solicitation expense.

Can I change my Proxy vote even after it is submitted?

Proxies may be revoked at any time before being voted at the Annual Meeting. The Proxy may be revoked only by use of the following methods:

- Sending written notice of revocation to the Company's address listed on page 3 of this Proxy Statement
- Revoking in person at the Annual Meeting
- Delivering a later dated Proxy to an officer of the Company

Personal attendance and voting in person will not revoke a written Proxy.

How many votes are needed to hold the Annual Meeting?

The meeting can take place when holders of a majority of the outstanding common stock, either in person or by Proxy, are present at the meeting. This is known as a quorum. Abstentions and broker non-votes will be counted as present when determining whether a quorum exists.

How many votes are needed to elect directors?

As established by Minnesota Statute 302A.215, the affirmative vote of a plurality of outstanding shares present and entitled to vote is required to elect each director nominated. The director nominees with the most votes will be elected. If you (or a broker), either in person or by Proxy, withhold or do not give authority to vote for a director, your shares will not be voted in favor of such director nominee.

How many votes are needed to approve the other proposals at the Annual Meeting?

The affirmative vote of the holders of a majority of the outstanding shares present and entitled to vote is required to ratify KPMG as our independent registered public accounting firm. For this purpose, a shareholder voting through a Proxy who abstains with respect to ratification of KPMG is considered to be present and entitled to vote on these matters at the Annual Meeting, and is in effect a negative vote; however, broker non-votes will not be counted as votes on these matters and will have no effect.

What other matters will be decided at the Annual Meeting?

As of the date this Proxy Statement was filed, we are not aware of any other matters to be acted upon at the Annual Meeting, other than the items already listed.

If other matters are properly raised for consideration at the Annual Meeting, the Proxies designated by our Board of Directors will have the authority to vote on such matters in accordance with their discretion.

What address should I use for correspondence with the Company?

Our principal executive office is located at 701 North Lilac Drive, P.O. Box 1452, Minneapolis, Minnesota, 55440-1452.

BOARD OF DIRECTORS INFORMATION

Director nominees for terms expiring in 2012 (Class II Directors):



JEFFREY A. BALAGNA, 48 — **Director Since 2004**

- President and Chief Executive Officer, Carlson Marketing Worldwide, a marketing, travel and hospitality company, since August 2008
- Executive Vice President, Chief Information Officer and Customer Technology Officer at Carlson Companies from July 2005-2008
- Senior Vice President and Chief Information Officer of Medtronic, Inc., from 2001-2005
- General Manager – Operations and eBusiness at General Electric Medical Systems America from 1999-2001
- Member of the Audit and Executive Committees



STEVEN A. SONNENBERG, 56 — **Director Since 2005**

- Executive Vice President, Emerson Electric Company & Business Leader, Emerson Process Management, a technology and engineering company, since October 2008
- President of Rosemount, Inc., a division of Emerson Electric Company, from January 2002-2008
- Held various positions with Rosemount and Emerson, including General Manager of Rosemount China and most recently President of Emerson Process Management Asia Pacific, from 1992-2002
- Member of the Compensation, Governance and Executive Committees

Directors whose terms expire in 2010 (Class III Directors)



WILLIAM F. AUSTEN, 50 — **Director Since 2007**

- Vice President, Operations, Bemis Company, the largest flexible packaging company in the Americas and a major manufacturer of pressure-sensitive materials used for labels, decoration and signage, since 2004
- President and Chief Executive Officer of Morgan Adhesives Company from 2000-2004 prior to its acquisition by Bemis
- Held various positions with General Electric Company from 1980-2000, culminating in General Manager, Switch Gear Business
- Member of the Compensation, Governance and Executive Committees



JAMES T. HALE, 68 — **Director Since 2001**

- Corporate Governance Consultant since 2004
- Executive Vice President, General Counsel and Corporate Secretary of Target Corporation from 2000-2004
- Senior Vice President, General Counsel and Corporate Secretary of Target Corporation from 1981-2000
- Held various Vice President positions at General Mills, Inc., from 1979-1981
- Practiced law at Faegre and Benson LLP from 1966-1979
- Chair of the Governance Committee, member of the Compensation and Executive Committees



H. CHRIS KILLINGSTAD, 53 **Director Since 2005**

- President and Chief Executive Officer, Tennant Company, since December 2005
- Vice President – North America for Tennant Company, from 2002-2005
- Held several senior management positions with The Pillsbury Company, including Senior Vice President and General Manager, from 1990-2002
- International Business Development Manager at Pepsi Cola International, from 1982-1990
- Financial Manager for General Electric, from 1978-1980

Directors whose terms expire in 2011 (Class I Directors):



CAROL S. EICHER, 50 **Director Since 2008**

- Vice President/Global Business Director, Primary Materials and Process Chemicals, Rohm and Hass Company, a developer of solutions for the specialty materials industry, since 2003
- General Manager, Americas & Europe, Electronics, Organic Specialties for Rohm and Haas, from 2001-2003
- Business Director, Organic Specialties for Rohm and Haas, from 2000-2001
- Held various senior management positions with Ashland Chemical Company, a division of Ashland, Inc., from 1992-2000
- Held various management positions with E.I. DuPont de Nemours and Company, Inc., from 1979-1992
- Member of the Audit and Executive Committees



DAVID MATHIESON, 54 **Director Since 2006**

- Senior Vice President and Chief Financial Officer, RSC Holdings, Inc., a provider of equipment rental services, since January 2008
- Vice President and Chief Financial Officer and European Finance Director of Brady Corporation, an international manufacturer and marketer of identification solutions and specialty materials from 2001-2007
- Held a number of executive positions with Honeywell International, Inc., from 1981-2001, including Vice President and Chief Financial Officer of Honeywell Europe
- A Scotland native who is a Fellow of the Institute of Chartered Management Accountants and studied for this at Glasgow Caledonian University
- Chair of the Audit Committee, member of the Governance and Executive Committees



STEPHEN G. SHANK, 65 **Director Since 2000**

- Chairman of the Board, Capella Education Company, an accredited online university offering undergraduate and graduate degree programs, since 1993, Chief Executive Officer from 1993-March 2009
- Chairman and Chief Executive Officer of Tonka Corporation from 1979-1991, and as General Counsel from 1974-1978
- Began his career as an attorney at Dorsey & Whitney in 1972
- Chair of the Compensation and Executive Committees, member of the Governance Committee

Board and Committee Meetings and Attendance

During 2008, our Board of Directors met on seven occasions. All incumbent directors attended at least 85% of Board and respective Committee meetings of which they serve except for Mr. Balagna, who attended 65% of such meetings. The standing committees of the Board are the Audit, Compensation, Governance and Executive Committees.

Board Committees

Audit Committee

The Audit Committee is comprised of David Mathieson (Chair), Jeffrey A. Balagna, Carol S. Eicher, and Edwin L. Russell. The Audit Committee operates under a written charter adopted by our Board of Directors, which was most recently amended on February 17, 2009. The primary functions of the Audit Committee are to oversee:

- The integrity of our financial statements,
- Our compliance with legal and regulatory requirements,
- The independent registered public accounting firm's qualifications, independence and performance,
- The performance of our internal audit function, and
- Our system of internal controls over financial reporting.

The Audit Committee is required to meet no less than four times throughout the year and in 2008 met on ten occasions.

The Board of Directors utilizes the listing standards of the New York Stock Exchange to determine whether the Audit Committee members possess the requisite financial literacy to serve on the Committee. They must also meet the criteria of independence under the New York Stock Exchange listing standards as well as those of the Securities Exchange Act of 1934. The members must be free of any relationship that would interfere with their exercise of independent judgment. The Board of Directors has determined that all Audit Committee members are financially literate and independent.

At least one member of the Audit Committee must have accounting or related financial management expertise as required by New York Stock Exchange rules. The Audit Committee endeavors to have at all times a member who qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission. Our Board of Directors has determined that Mr. Mathieson satisfies the requirements of an "audit committee financial expert" and that his expertise has been acquired through training and relevant experience.

Compensation Committee

The Compensation Committee is comprised of Stephen G. Shank (Chair), William F. Austen, James T. Hale, Edwin L. Russell, and Steven A. Sonnenberg. The Compensation Committee operates under a written charter adopted by our Board of Directors, which was most recently amended on December 19, 2006. The primary functions of the Compensation Committee are to assist us in maximizing shareholder value by ensuring that executive officers are compensated in accordance with our philosophy, objectives and policies. Specifically, the Compensation Committee has established a total compensation policy that:

- Supports our overall strategy and objectives,
- Attracts and retains key executives,
- Links total compensation to financial performance and the attainment of strategic objectives, and
- Provides competitive total compensation opportunities at a reasonable cost while enhancing shareholder value creation.

The Compensation Committee sets the compensation for our key executives and evaluates their compensation against performance goals and objectives. The Committee also recommends pay levels for Board members including retainers, fees, and benefits for vote by the full Board. Given the inherent conflict of directors setting their own pay levels, these recommendations are reviewed by third parties such as our human resources department and outside consultants.

The Compensation Committee is required to meet no less than two times throughout the year and in 2008 met on three occasions.

Our Board of Directors appoints members to the Compensation Committee who meet the criteria of independence under New York Stock Exchange listing standards, the Internal Revenue Code and the Securities Exchange Act of 1934. The Compensation Committee members must also be free of any relationship that would interfere with their exercise of independent judgment. Our Board of Directors has determined that all Compensation Committee members are independent as required by applicable rules and regulations.

The Compensation Committee has the authority to engage outside compensation consultants. Previously, the Compensation Committee retained Towers Perrin as its independent compensation consultant to provide market data and information on competitive practices to the Compensation Committee as it made decisions on certain matters related to executive officer and non-employee director compensation. The Committee made use of the advice from Towers Perrin for the compensation program in effect in 2008.

In July of 2008, the Compensation Committee retained Hewitt Associates to provide independent compensation consulting services with respect to future executive compensation, bonus plans and other matters regarding the Company's compensation and equity plans as well as to study and make recommendations regarding non-employee director compensation. The Committee specifically requested that Hewitt (i) consider and make recommendations regarding the Company's comparator group based upon size and industry, (ii) propose a simplified market and performance-based compensation program for 2009, and (iii) propose revised short-term and long-term incentive plans to better address the Company's current strategic priorities. It was also contemplated that at some time in 2009, Hewitt would examine and make recommendations regarding non-employee director compensation. Additional information about the role of the compensation consultant is set forth below under "Compensation Discussion and Analysis."

Governance Committee

The Governance Committee is comprised of James T. Hale (Chair), William F. Austen, David Mathieson, Stephen G. Shank, and Steven A. Sonnenberg. The Governance Committee operates under a written charter adopted by our Board of Directors, which was most recently amended on February 18, 2004. The primary purpose of the Governance Committee is to:

- Assist the Board in identifying individuals qualified to become Board members,
- Determine the composition of the Board and its Committees,
- Lead the Board in its annual review of the Board's performance, and
- Develop and recommend to the Board our Corporate Governance Principles.

The Governance Committee met on three occasions during 2008.

The Governance Committee members must meet the criteria of independence under New York Stock Exchange listing standards, and also be free of any relationship that would interfere with their exercise of independent judgment. Our Board of Directors has determined that all Governance Committee members meet these independence standards.

Executive Committee

The Executive Committee is comprised of Stephen G. Shank (Chair), William F. Austen, Jeffrey A. Balagna, Carol S. Eicher, James T. Hale, David Mathieson, Edwin L. Russell, and Steven A. Sonnenberg. The Executive Committee operates under a written charter adopted by the Board of Directors which was most recently amended on February 18, 2004. The primary purpose of the Executive Committee is to review such matters and take such actions as are appropriate to be reviewed or taken by all of the non-employee directors of the Board, including the annual review of the Chief Executive Officer's ("CEO") performance and the review and approval of our management succession plan.

The Executive Committee is to meet no less than four times throughout the year and in 2008 met on four occasions following regularly scheduled Board meetings.

The Executive Committee is composed of all non-employee Board members who meet the criteria of independence under New York Stock Exchange listing standards and who also are free of any relationship that would interfere with their exercise of independent judgment. Mr. Shank, who serves as Chair of the Executive Committee, presides at all such meetings.

Committee Charters and Other Governance Documents

Each of the Committees of our Board of Directors has a written charter that sets forth the Committee's purpose and responsibilities. All of the charters are available on the Company's website at www.tennantco.com, by going to "Investor Relations" and then clicking on "Corporate Governance." We have also adopted Corporate Governance Principles and a Business Ethics Guide, both of which are also available on our website. We will provide printed copies of our charters, Corporate Governance Principles or Business Ethics Guide upon request to Investor Relations, Tennant Company, 701 North Lilac Drive, P.O. Box 1452, Minneapolis, MN 55440-1452.

Committee Member Appointment and Director Independence

Audit, Compensation, Executive and Governance Committee Appointment

Our Board appoints members of its Committees annually upon recommendation of the Governance Committee after taking into account the desires, experiences and expertise of individual directors, the recommendations of the CEO and the benefits of rotating Committee membership.

Director Independence

Our Board of Directors uses criteria established by the New York Stock Exchange and the Securities and Exchange Commission to determine director independence. The Governance Committee reviews relevant information no less than annually to determine whether the Board members meet the applicable criteria. Our Board of Directors has determined that Ms. Eicher and Messrs. Austen, Balagna, Hale, Mathieson, Russell, Shank, and Sonnenberg are independent based on the standards referred to above.

The only relationships that exist between our directors and our Company or management are ordinary course of business commercial transactions involving the purchase of the Company's products and services by companies that employ certain of our directors. These transactions were considered by our Board of Directors in determining the independence of our Directors. The Board of Directors considered the fact that Mr. Balagna is an executive officer of Carlson Companies, and Mr. Sonnenberg is an executive with Emerson Electric Company, both of which companies purchased goods and services from us in 2008 in amounts that were less than 1% of our total sales for the year. Based on the relevant facts and circumstances, neither Mr. Balagna nor Mr. Sonnenberg have a material interest in these transactions. In addition, certain of our other non-employee directors are affiliated with entities that have business relationships with us involving the purchase and sale of products and services; however, the amounts were less than $120,000 in 2008. The Board was provided with this information and concluded that none of the relationships interfere with the independence of these Directors or present a conflict of interest.

Nominations for the Board of Directors

The Governance Committee of the Board of Directors is responsible for recommending nominees for election to the Board of Directors. As required by our Corporate Governance Principles, this Committee is responsible for reviewing with our Board, on an annual basis, the requisite skills and characteristics of individual members. The Committee must also balance the composition of the Board of Directors as a whole with the needs of our Company. The Governance Committee reviews all director nominees and recommends to the Board of Directors those persons whose attributes it believes are most beneficial to our Company.

The Committee's assessment of each director nominee takes into consideration the needs of the Board, the ability to effectively represent the shareholders and stakeholders generally, as well as the following attributes:

- Experience
- Diversity
- Integrity
- Skills
- Competence
- Dedication

The Committee also considers our Corporate Governance Principles, which include consideration of the following factors when considering director nominees:

- The size of the Board
- Directors with job changes
- Director terms
- Other board service
- Retirement
- Independence matters

The Governance Committee will consider director candidates recommended by shareholders. Shareholder recommendations must be accompanied by a sufficiently detailed description of the candidate's background and qualifications. The Committee will evaluate the candidate using the same aforementioned criteria. To recommend a qualified candidate, shareholders should write to the Chair of the Governance Committee at our principal executive office listed on page 3.

If a shareholder wishes to nominate a director other than a person nominated by the Board of Directors, under our Restated Articles of Incorporation a shareholder of record must submit to our secretary a written request that a person's name be placed in nomination. This request must be received not less than 75 days prior to the date fixed for the meeting, along with the written consent of the proposed nominee to serve as a director.

Communication with the Board of Directors

All interested parties, including shareholders, may communicate with the independent members of the Board of Directors by writing to the Chair of the Executive Committee at:

ATTN: General Counsel, Mail Drop #29
Tennant Company
701 North Lilac Drive
P. O. Box 1452
Minneapolis, MN 55440-1452

All of the communications will be delivered to the General Counsel who will forward communications to the appropriate member(s) of the Board of Directors to address the matter.

Director Compensation for 2008

Non-employee directors are compensated with an annual cash retainer of $30,000, meeting fees of $1,000 per meeting, and annual grants of 1,500 shares of restricted stock and 2,000 stock options. Committee chairs receive an additional cash stipend of $5,000, except for the Audit Committee chair, who receives a $10,000 stipend. Fees earned may be paid in cash or elected to be deferred. With the exception of meeting fees, all other compensation paid to our directors who joined the Board between shareholder meetings is pro-rated for partial years of Board service. All directors operate under this compensation arrangement. Each Board Year commences on the date of the annual meeting of shareholders in such year.

The non-employee director compensation package was last reviewed by the Compensation Committee and its then outside consultant, Towers Perrin, in December of 2007. As a result of the Compensation Committee's recommendation, the Board did not change the non-employee director compensation programs for the 2008 Board year.

The Board adopted a stock ownership goal for non-employee directors of five times their annual cash retainer paid by the Company, to be attained within five years from the date of election to the Board. Directors who have served on our Board of Directors for five years or more have achieved their goals. Newer Board members are on pace for achieving their ownership targets within the five-year period.

The table below summarizes compensation paid to non-employee directors for fiscal 2008:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(4)	Stock Awards ($)(5)(8)	Option Awards ($)(6)(8)	All Other Compensation ($)(7)	Total ($)
William F. Austen	42,000	31,538	15,227	5,736	94,501
Jeffrey A. Balagna	41,000	43,565	21,377	11,550	117,492
Carol S. Eicher(1)	26,959	3,991	1,630	272	32,852
James T. Hale	48,000	49,565	21,377	5,669	124,611
Pamela K. Knous(2)	—	—	(11,989)	6,551	(5,438)
David Mathieson	59,000	35,132	18,046	1,760	113,938
Edwin L. Russell	49,000	43,565	21,377	9,522	123,464
Stephen G. Shank	48,000	43,565	21,377	6,498	119,440
Frank L. Sims(3)	—	—	143	—	143
Steven A. Sonnenberg	41,000	44,406	20,880	2,564	108,849

(1) Ms. Eicher was appointed to the Tennant Company Board on August 19, 2008. The amount of Ms. Eicher's annual cash retainer and stock option and restricted stock awards for 2008 were prorated to account for her partial year of service.

(2) Ms. Knous resigned from service as a Tennant Company Board Member as of February 14, 2008. The Option Awards amount reflects the reversal of compensation expense we recognized for vested stock options that terminated upon her resignation.

(3) Mr. Sims resigned from service as a Tennant Company Board Member as of January 1, 2008. The additional expense for Mr. Sims is related to the accelerated vesting of his equity awards upon his resignation from our Board.

(4) Includes annual retainer and meeting fees paid in cash as well as deferred.

(5) We determine the fair value of the stock awards as of the date of grant and recognize the expense over the applicable vesting period. Amounts represent compensation costs recognized by us during 2007 for financial statement reporting purposes under Statement of Financial Accounting Standards No. 123, Share-Based Payment - Revised 2004 ("SFAS No. 123(R)"), based on the valuation of stock awards granted in 2008 and prior years utilizing the assumptions discussed in Footnote 15 to our financial statements for the year ended December 31, 2008, but disregarding any estimate of service-based forfeitures. The grant date fair values of restricted stock awards granted in 2008 were $32,614 for 1,048 shares of restricted stock issued to Ms. Eicher on August 19, 2008, and $53,415 for 1,500 shares of restricted stock issued to each of the other directors serving on April 29, 2008.

(6) Valuation of option awards is based on the compensation cost recognized by us during 2008 for financial statement reporting purposes under SFAS No. 123(R) for awards granted in 2008 and prior years utilizing assumptions discussed in Footnote 15 to our financial statements for the fiscal year ended December 31, 2008, but disregarding any estimate of service-based forfeitures. The grant date fair values of option awards granted in 2008 were $13,309 for options to purchase 1,397 shares granted to Ms. Eicher on August 19, 2008, and $24,323 for options to purchase 2,000 shares granted to each director on April 29, 2008. Please see Stock and Option Awards table below for further detail.

(7) All Other Compensation consists of dividend payments to all directors except Mr. Sims, and of tax gross-ups paid to Mr. Austen and Mr. Balagna due to the Company's error in administering their deferral elections.

(8) The following table shows the aggregate number of stock awards and option awards held by each person who served as a director during 2008, as of December 31, 2008:

STOCK AND OPTION AWARDS

Name	Outstanding Shares (#)	Outstanding Options (#)
William F. Austen	3,329	4,438
Jeffrey A. Balagna	6,432	10,000
Carol S. Eicher	1,048	1,397
James T. Hale	11,276	20,000
Pamela K. Knous	—	—
David Mathieson	3,760	5,014
Edwin L. Russell	18,686	7,334
Stephen G. Shank	11,932	21,800
Frank L. Sims	—	25,000
Steven A. Sonnenberg	5,242	7,484

ITEM 1 – ELECTION OF DIRECTORS

Our Restated Articles of Incorporation state that directors are elected for staggered three-year terms, with approximately one-third of the directors elected each year.

At the Annual Meeting, two directors are to be elected. If elected, each will serve a three-year term to expire at the time of the Annual Meeting in 2012 and, in each case, until their successors are elected and have qualified. Each nominee has expressed his willingness to serve. In the event that any of the nominees is not a candidate at the Annual Meeting, it is the intention of the named Proxies on the enclosed Proxy Card to vote in favor of the remaining named nominees and to vote for a substitute nominee selected by the Governance Committee.

Our Board of Directors, upon recommendation of the Governance Committee, has designated Jeffrey A. Balagna and Steven A. Sonnenberg as nominees for election at the 2009 Annual Meeting to serve a three-year term expiring in 2012.

Our Board of Directors, upon recommendation of the Governance Committee, recommends a vote FOR each of the director nominees.

AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INFORMATION

Fees Paid to Independent Registered Public Accounting Firm

The following table represents fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements and fees billed for tax services rendered by KPMG for the years ended December 31, 2008, and 2007:

Description of Fees	2008 Amount	2007 Amount
Audit Fees(1)	$ 979,000	$ 967,000
Audit-Related Fees(2)	44,000	145,000
Tax Fees(3)	234,000	146,000
Total	$ 1,257,000	$ 1,258,000

(1) Audit Fees for 2008 and 2007 include professional services rendered in connection with the audit of our consolidated financial statements, including quarterly reviews, statutory audits of certain of our international subsidiaries and the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-Related Fees consisted primarily of accounting consultations in connection with acquisitions.

(3) Tax Fees for 2008 and 2007 consisted primarily of international expatriate tax services and international tax compliance and consulting services.

The Audit Committee has adopted a Pre-Approval Policy for Non-Audit Services, which appears on our website as an exhibit to the Audit Committee charter. All services were performed in compliance with the Pre-Approval Policy. The Audit Committee has determined that the provision of the above non-audit services was compatible with maintaining the independence of our independent registered public accounting firm.

Audit Committee Report

The Audit Committee's meetings are designed to facilitate and encourage private communication between the Committee and our independent registered public accounting firm, KPMG. In addition, the Committee complied with its charter responsibilities. The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. The Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards No. 114 (Communication with Audit Committees).

Our independent registered public accounting firm also provided to the Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding independence, and the Committee discussed with the independent registered public accounting firm the firm's independence.

Based upon the Committee's discussion with management and the independent registered public accounting firm and the Committee's review of audited consolidated financial statements and the report of the independent registered public accounting firm to the Committee, the Committee recommended that the Board of Directors include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

Members of the Audit Committee

David Mathieson (Chair) Jeffrey A. Balagna Carol S. Eicher Edwin L. Russell

ITEM 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting, the shareholders will vote on the proposal to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2009.

KPMG is an independent registered public accounting firm that has audited our accounts annually since 1954. We have been advised that a representative of the firm will attend the Annual Meeting. The representative will be available to respond to appropriate questions and will be given the opportunity to make a statement if the firm so desires.

Our Board of Directors, upon recommendation of the Audit Committee, recommends a vote FOR ratification of KPMG LLP as our independent registered public accounting firm.

EXECUTIVE COMPENSATION INFORMATION

Compensation Discussion and Analysis

Overview

The Compensation Committee of our Board of Directors (the "Committee") administers and makes decisions regarding our executive compensation and benefit programs. The following discussion should be read in conjunction with the Summary Compensation Table and related tables and footnote disclosure setting forth the compensation of our CEO and other executive officers named in the Summary Compensation Table (the "Named Executives").

For 2008, as in past years, the variable portions of executive compensation were based on year-over-year Economic Profit ("EP") improvement, a metric chosen to drive our operating improvement strategy. Due to the recession, related credit crisis and significant deterioration of business conditions in North America and Europe in the fourth quarter of 2008, there was no year-over-year EP improvement in 2008 and therefore our executive officers, including the Named Executives, did not earn awards under the 2008 short-term incentive plan or under the 2006 long-term incentive plan. Other long-term incentive plan awards will also be negatively impacted by the 2008 results. As a result of the economic conditions at the start of 2009, the Committee decided, taking into account the recommendation of management, that there would be no increase of the base salaries for the executive officers for 2009.

For 2009, the Committee approved new performance metrics for the 2009 short-term incentive plan, reflecting a desire to focus on operating profit and operating cash flow. It redesigned the 2009 long-term incentive plan to focus on stock appreciation over the next three years. See the 2009 STIP and 2009 LTIP sections described below for a description of these metrics and plan revisions.

Compensation Objectives

Our overall objective is to align executive compensation with the short- and long-term goals of our Company and with our shareholders. In addition, we seek to offer a program that provides a comprehensive compensation package that is competitive with those of similarly-sized U.S. durable goods manufacturing companies. Our compensation programs take into account that an executive's actual compensation level may be greater or less than average competitive levels based on our annual and long-term financial performance against pre-established goals, the individual's performance against financial goals, his or her individual objectives set at the beginning of the year, and the individual's scope of responsibilities.

Specifically, our compensation programs are designed to:

- Create a relationship between pay and performance by providing a strong link between our short- and long-term business goals and executive compensation,
- Attract and retain high-caliber key executives who can create long-term financial success for our Company and enhance shareholder return,
- Motivate executives to achieve our goals by placing a significant portion of pay at risk, and

- Align the interests of executives with those of our shareholders by providing a significant portion of compensation in stock-based awards.

In 2008, with the above goals in mind, the Committee allocated each executive's total target compensation, which includes base salary, target short- and long-term variable pay plans with defined incentive targets and equity awards ("Total Compensation"), 50% to fixed compensation or base salary and 50% to a combination of equity and performance-based compensation. In February of 2009, in re-evaluating its overall compensation strategy, the Committee decided to increase the amount of the executives' Total Compensation that was allocated to equity-based compensation.

Compensation Determination Process

For 2008, we set our executive's Total Compensation, using two external data inputs: (i) proxy data from our predefined comparator group, and (ii) survey data from the Towers Perrin Executive Compensation Database. The data was collected and analyzed by Towers Perrin, the Committee's former outside compensation consultant, and the analysis was reviewed with the Committee. The analysis was used by the Committee to set 2008 Total Compensation at approximately the 50th percentile of our marketplace, reflecting our desire to be competitive in the labor market.

For 2009, we set Total Compensation levels using input from the proxy data from the new comparator group, as discussed below, and survey data collected by Hewitt Associates. The Committee reviewed the data collected and analyzed by Hewitt Associates and used it to set Total Compensation.

As in past years, aside from external data points, the Committee also considered additional data when setting the executives' Total Compensation, including (i) each executive's performance, tenure, experience, management capabilities and contributions to our operations, and (ii) the tactical and strategic value to us of specific skill sets of certain key employees.

Comparator Group

For 2008, our comparator group consisted of durable goods manufacturing companies, many of which are within the same general business segment and/or compete with us for management talent. These are all public companies for which publicly available data can be obtained showing the compensation paid to the top executives at these companies.

For 2008, our comparator group consisted of the following:

Actuant Corporation	Milacron, Inc.
Arctic Cat, Inc.	Modine Manufacturing Company
Donaldson Company, Inc.	MTS Systems Corporation
Gardner Denver, Inc.	Nordson Corporation
Gorman-Rupp Company	Polaris Industries, Inc.
Graco, Inc.	Regal-Beloit Corporation
H.B. Fuller Company	Robbins & Myers, Inc.
IDEX Corporation	Stewart & Stevenson Services
Katy Industries, Inc.	Toro Company
Martin Marietta Materials, Inc.	Winnebago Industries, Inc.

While the general intention of the Committee is to maintain continuity of the comparator group from year to year, in its December 2008 meeting, the Committee approved a change in our comparator group which was used in benchmarking and setting 2009 Total Compensation for our executives. The changes to the comparator group were driven by a desire to include companies (i) with annual revenues more in line with ours, (ii) with a global presence, (iii) in the same general industry as us, and (iv) that are contained in Hewitt's proprietary survey database, thereby giving the Committee access to more detailed compensation and plan design information. It was also important to the Committee that the revised comparator group would not create a bias in favor of either increasing or decreasing Total Compensation. The revised 22 company comparator group is listed below:

2009 Comparator Group	2008 Comparator Group Companies Removed from 2009 Comparator Group
Ameron International	Actuant Corporation
Chart Industries, Inc.	Arctic Cat, Inc.
Circor International, Inc.	Gardner Denver, Inc.
Donaldson Company, Inc.	Gorman-Rupp Company
Esco Technologies, Inc.	IDEX Corporation
Federal Signal Corporation	Katy Industries, Inc
Fuller (H.B.) Company	Martin Marietta Materials, Inc.
Graco Inc.	Modine Manufacturing Company
Johnson Outdoors	MTS Systems Corporation
Kaydon Corporation	Regal-Beloit Corporation
Milacron, Inc.	Stewart & Stevenson Services
Mueller Water Products, Inc.	Toro Company
Nordson Corporation	Winnebago Industries, Inc.
Omnova Solutions	
Polaris Industries, Inc.	
Robbins & Myers, Inc.	
Sauer-Danfoss, Inc.	
Thermadyne Holdings Corporation	
Treadgear Corporation	
Trimas Corporation	
Valmont Industries, Inc.	
Zep, Inc.	

General Survey Data

For purposes of setting 2008 Total Compensation, the Committee received and reviewed general survey data collected by the Towers Perrin Executive Compensation Database and Towers Perrin's analysis of that data. The data was gathered, and comparable survey positions identified, based on the core responsibilities of Tennant's executive positions. The data was size-adjusted to Tennant's revenue size using regression analysis. Regression analysis is a statistical technique for modeling the relationship between variables, which in this case, allows us to estimate the effect the size of a company's revenue has on its compensation. Thus, we can adjust the compensation data to reflect differences in revenue size between Tennant and the companies in the comparison.

For purposes of setting 2009 Total Compensation, similar data was gathered and reviewed from the new comparator group, augmented with the Hewitt Associates Total Compensation Measurement™ survey data. Because the revenue of the companies in the new comparator group was more comparable to ours, it was not necessary to conduct a regression analysis.

Analysis of Data

When setting compensation levels for 2008, in addition to applying a regression analysis to size-adjust the general survey data, we also size-adjusted the compensation data from the comparator group. The competitive market compensation data is size-adjusted to reflect pay levels at organizations generally similar in size to Tennant based on revenue. The results were then used to assess the competitiveness of our compensation levels relative to our defined market. For 2008, Towers Perrin recommended and the Committee used the comparator group data to benchmark compensation for Messrs. Killingstad, Paulson and Westman. However, the general survey data was used to benchmark compensation for Messrs. Dybsky and Huijser because their positions were not consistently reported by the comparator group. This benchmark data served as a guideline for the Committee.

For 2009, we reviewed the compensation data presented by Hewitt Associates from the survey data relating to the comparator group companies. Their data enabled us to benchmark the positions of all the Named Executives.

Our compensation programs continue to take into account that an executive's actual compensation level may be higher or lower based on our annual and long-term financial performance against pre-established goals, the individual's performance against financial goals, his or her individual objectives set at the beginning of the year and the individual's scope of responsibilities. All of these factors are considered by the Committee in setting compensation levels for the year.

Role of the Committee and the Executive Officers in the Compensation Process

The Committee ensures that our executive compensation and benefit programs are consistent with our compensation philosophy and other corporate goals and makes decisions regarding our Named Executives' compensation and, subject to final approval from the Board of Directors, our CEO's compensation. It is responsible for approving the Named Executives' Total Compensation and analyzing other benefits and perquisites.

The Committee conducted a comprehensive review of the Named Executive compensation in February 2008. The Committee deliberated in executive session to determine the level of Total Compensation for the CEO to be recommended to the Board of Directors. The Executive Committee of the Board completed an annual performance evaluation on Mr. Killingstad in February 2008 and reviewed other internal performance evaluations, a competitive market analysis and information provided by our human resources staff which includes our Vice President, Administration, and Towers Perrin. For the other Named Executives, the Committee took into consideration, and gave considerable weight to the recommendations of the CEO, based on Company and individual performance evaluations, competitive market data and feedback provided by our human resources staff and Towers Perrin. The same general process was followed in February 2009 but using data provided by Hewitt Associates.

Compensation Elements

We seek to achieve our compensation objectives using the following elements of compensation:

<u>Annual Compensation</u>

Base Salary

On an annual basis, the Committee determines base salaries for executive officers including the Named Executives. We use base salaries to provide competitive compensation to attract and retain talented executives. The Committee considers the following factors in setting annual base salaries:

- The individual's experience and scope of responsibility,
- The individual's level of performance,
- Any promotions or increases in responsibility, and
- Competitive salaries within the market, drawing on data from our compensation survey analysis and our comparator group (our compensation survey analysis and comparator group are described above under Compensation Determination Process).

For the calendar year 2008, the Committee increased Mr. Killingstad's annual base salary from $525,000 to $580,125 effective March 1, 2008. The Committee considered Mr. Killingstad's overall performance against his individual objectives and competitive market data from the comparator group in determining the amount of Mr. Killingstad's base salary. Other executives' salaries were adjusted based on similar criteria from the comparator group and the survey data collected by Towers Perrin.

For calendar year 2009, at the request of management and in response to the current global economic downturn, the Committee awarded no increases in annual base salary for the Named Executives.

Short-Term Incentives

2008 Short-Term Incentive Plan

Our 2008 Short-Term Incentive Plan (STIP) sought to reinforce the following objectives: (i) sound operational decision-making, (ii) leveraging capital investments, (iii) tying incentives to the business performance, and (iv) successfully meeting annual individual objectives. Awards were to be granted if there was year-over-year EP (defined below) improvement by the Company and/or its business units, and achievement of the executive's predetermined individual objectives. As a result of the impact of the global economic downturn in the latter part of 2008, our EP decreased and thus yielded a zero payout for the Named Executives under the 2008 STIP.

- **Financial Performance.** For the 2008 STIP, we used business unit and Company-wide EP to measure performance against financial goals. EP is defined as our net operating profit after taxes less a charge for net assets used in the business. The primary factors that affect EP include: net sales less cost of sales, research & development expense, and selling and administration expense, tax rates, and a capital charge on net assets (including assets and liabilities such as inventories, receivables, property, plant and equipment, accounts payable and accrued expenses). For 2008, the Company-wide goal for 100% payout was $4.0 million EP improvement over 2007 EP results. This objective was not achieved.
- **Individual Objectives.** For the 2008 calendar year, each executive had annual performance objectives that were generally aligned with our strategic and operational objectives including immediate profit and/or long-term strategic goals. The CEO's individual objectives were established in consultation with the Board. All other executive officers' individual objectives and individual performance factors were identified in consultation with our CEO and the Vice President, Administration. At the end of the fiscal year, an individual performance factor, ranging from 0 to 115%, was to be determined based on the executive's success in meeting his or her personal objectives and then factored into the calculation of the STIP payout, if one was earned. Thus, an individual's payment could be positively or negatively affected by individual performance. However, if the financial performance objectives were not achieved, there would be no payouts regardless of individual performance.

Target awards under the 2008 STIP were stated as a percentage of an executive's annual base salary, with the percentage based on an executive officer's level within our Company and supported by competitive data from the Towers Perrin compensation survey analysis and our comparator group. The 2008 STIP target award for our CEO was set at 85% of annual base salary. The 2008 STIP target award for the remaining Named Executives ranged from 40% to 50% of annual base salary.

The 2008 STIP provided that actual cash awards could range from 0% to 200% of target. If our financial performance and the individual performance yielded a payout in excess of 200% of target, amounts in excess of 200% were to be paid in restricted shares that vest 50% per year over two years.

Under the 2008 STIP, the Committee was given the discretion to approve adjustments to the Company's strategic goals for those situations where we made a material investment in our business that may have decreased our short-term financial performance but was believed would yield significant returns over time. Examples of potential adjustments, which the Committee could make in its discretion, included acquisitions, establishing new manufacturing plants, significant plant rationalizations, material one-time discrete tax adjustments and restructurings. In 2008, the Committee exercised its discretion approving adjustments to our goals to account for certain acquisitions and restructuring charges. However, because our EP improvement target under the 2008 STIP was not met and no payout was earned, such adjustments had no impact.

2009 Short-Term Incentive Plan

For 2009, the Committee redesigned the STIP by replacing the EP metric with Operating Profit ("OP") (weighted 70%) and Operating Cash Flow ("OCF") (weighted 30%) to evaluate our annual financial performance. OP is determined by measuring gross sales minus operating expenses, which include the cost of sales and selling and administration expenses. OCF is determined by calculating earnings before interest (excluding depreciation and amortization) minus taxes. The Committee selected these metrics because they (i) better balance growth and continued operational improvement, (ii) more directly measure results that would be impacted by strong performance of management, and (iii) are broadly used by other companies, easily understood by investors and reflect compensation-setting best practices.

Perquisites

Historically, in lieu of executive perquisites, we provided an annual grant of restricted stock, the terms of which are described below under Equity Awards. The value of such restricted stock awards for Named Executives in 2008 ranged from $11,995 to $24,998. For 2009, the Committee decided to provide the Named Executives with a cash payment to cover 2009 perquisites. The amount of the cash payment for the Named Executives ranges from $12,000 to $25,000.

In geographies where prevailing market practices provide, some executive officers may receive use of a Company automobile and other benefits. In 2008, Mr. Huijser, a citizen of The Netherlands, was the only Named Executive to receive a Company automobile and educational allowance for his children.

Special One-Time Payments

From time to time, as recommended by the Committee, the Board of Directors approves special one-time payments in the form of either hiring bonuses or performance recognition bonuses to reward executives for success in achieving special, one-time projects. For 2008, Mr. Huijser received a one-time performance recognition bonus of $25,000 in recognition of his work in completing various international acquisitions. No other discretionary payments were awarded to Named Executives for 2008.

Long-Term Compensation

We believe that enabling our executives to develop and maintain a significant long-term ownership in the Company through our stock-based plans aligns the interests of our executives with our shareholders' interests by creating a close link between executive pay and shareholder return.

We offer several ways in which executives receive and maintain ownership of Company stock. Stock-based awards have typically been made available under our long-term incentive plans and restricted stock programs. The awards made under these plans are primarily settled in shares from our equity compensation plans.

Long-Term Incentive Plan

Prior to 2009

Prior to 2009, our Long-Term Incentive Plan (LTIP) was a rolling three-year program designed to provide executives with a direct financial incentive that paid 30% in cash and 70% in common stock upon achievement of our three-year Economic Profit improvement goals. Target awards and performance goals for each new three-year program were set annually, resulting in three plans running concurrently.

- EP improvement goals took several factors into account. Among other things, we considered (i) the financial goals of the annual operating and long-range strategic plans, both of which are set by management and reviewed and approved by the Board of Directors, (ii) analyst and First Call estimates for our earnings per share growth and comparable estimates for our Compensation Comparator group, and (iii) the cost of capital to run our Company.
- Target award levels were established using competitive data from the Towers Perrin compensation survey analysis and our comparator group.
- Actual award levels were based on performance and range from 0 to 200% of the target incentive.

As with the STIP, the Committee reserved the right to approve adjustments to our strategic goals for those situations where we made a significant investment in our business that may decrease our short-term financial performance but is believed will yield significant returns over time. Examples of potential adjustments, which the Committee could make in its discretion, included acquisitions, establishing new manufacturing plants, significant plant rationalizations, material one-time discrete tax adjustments and restructurings. When we make these adjustments, the investment is included in our capital base on a going forward basis and therefore raises our performance requirement in future years.

For the 2006 LTIP awards, the performance was based on our EP improvement goals for the fiscal year period from 2006 through 2008. The Committee exercised its discretion in approving adjustments to our goals to account for certain acquisitions, material one-time discrete tax adjustments and restructuring charges. However, as a result of a negative EP change during 2008 resulting in no payouts under the 2006 LTIP, these adjustments had no impact.

For the 2007 LTIP awards, performance will be based on our EP improvement goals for the fiscal year period from 2007 through 2009.

- Negative EP change over the three-year period (2007-2009) would yield no payout based on financial performance. A positive EP improvement over the performance period would result in a minimum payout of 16%. A positive EP improvement of $7.8 million is required for a payout at 100% of target, and a positive EP improvement of $17.1 million is required for a payout at 200% of target based on financial performance. All other amounts would be interpolated.

For the 2008 LTIP awards, performance will be based on our EP improvement goals for the fiscal year period from 2008 through 2010.

- Negative EP change over the three-year period (2008-2010) would yield no payout based on financial performance. A positive EP improvement of $13.0 million is required for a payout at 100% of target, and a positive EP improvement of $26.0 million is required for a payout at 200% of target based on financial performance. All other amounts would be interpolated.

The target LTIP awards for our Named Executives are set as a percentage of base salary. The CEO's target has been set at 135% of his base salary for each of the 2006, 2007 and 2008 LTIP awards. The target LTIP awards for the other Named Executives generally range from 50% to 70% of base salary for these LTIP awards.

The Committee reserves the right to exercise negative discretion to reduce the amount of, or eliminate, an LTIP award that otherwise would be payable. Such determinations, except in the case of the LTIP award for the CEO, are made after considering the recommendations of the CEO. The Committee may also impose additional performance measures or modify performance measures applicable to participants except in the case where the action would result in the loss of an otherwise available exemption under §162(m) of the Internal Revenue Code, if it determines that the performance measures have become unsuitable as a result of certain events.

2009 LTIP

For 2009, the Committee redesigned the LTIP consistent with its desire to align the interests of executives with those of our shareholders by providing a significant portion of Total Compensation in equity-based awards. Another consideration in designing the 2009-2011 LTIP in this manner was the perceived inability to forecast a meaningful and appropriate three year set of performance metrics given the current state of the global economy. The 2009 LTIP for executive officers consists of three equity-based components: (i) non-qualified stock options (65%), (ii) restricted shares (15%), and (iii) Restricted Stock Units ("RSU's") (20%). Stock options have a ten-year term and vest ratably over three years. The restricted stock cliff vests after three years. The RSU's will be paid out in cash at the end of the three year plan period.

Equity Awards

In conjunction with our annual and long term compensation programs, as well as in other limited circumstances, we provide restricted stock, stock option awards, deferred stock units, restricted stock units, and performance shares. The purpose of these awards is typically to attract new executives, to reward achievement of specific, pre-defined goals, or to replace perquisites while aligning our executives with shareholders' interest by providing a portion of compensation in equity.

- **Restricted Stock Awards** generally have time-based restrictions, lapsing after one to three years.
- **Stock Option Awards** generally have a 10-year term and a graded three-year vesting schedule. Options granted prior to 2005 had, for certain participants, a one-time reload option upon exercise during the term. This feature, when triggered by an executive officer's exercise of the original grant, results in a new stock option grant with the same terms and conditions of the grant being exercised but with an exercise price tied to the exercise date. We have not granted options with reload features since March 1, 2004, and do not plan to grant options with reload features in the future.
- **Deferred Stock Units** are awarded to participants who elect to defer a portion or all of their STIP or LTIP awards. For participants who elect this option for all or a portion of their STIP, the deferred portion is converted into deferred stock units having a fair market value as of the date of conversion of 120% of the amount deferred. These stock units are paid in stock and cash and any accrued dividends are paid in cash, three years following the year in which the award was earned. A participant who terminates prior to such date for reasons other than death, disability, or retirement, receives only the base number of units (equal to 100% of the amount deferred on the date of conversion) in stock and cash. A participant who terminates prior to such date for death, disability, or retirement, receives the base number of units and a pro-rata portion of the 20% premium units and any accrued dividends. Participants who elect to defer all or a portion of their LTIP may elect to have their funds converted into deferred stock units having a fair market value as of the date of the conversion. LTIP deferrals do not receive the 20% premium that is awarded with respect to STIP deferrals, but otherwise have the same features.
- **Restricted Stock Units** were awarded as part of the 2009 LTIP and will be paid in cash at the end of the three year vesting period. The restricted stock units are valued at the fair market value on the date of the grant and are paid out at the fair market value at the time the units vest.
- **Other Awards** may be granted from time-to-time. In 2005, our CEO received 40,000 performance units in connection with his promotion to CEO. The performance shares were to be earned if we achieved specified total shareholder return objectives. The agreement provided that if the total shareholder return as of November 30, 2008, after Mr. Killingstad's third year as our CEO, was at least 40.61%, Mr. Killingstad would earn all of the shares under the award. Total shareholder return is calculated as the highest average of the fair market values of our stock during any consecutive 20 business days during the three months prior to

the measurement date; minus the stock split-adjusted grant date stock price of $22.27; plus the sum of all dividends paid between the grant date and the measurement date; the result of which is divided by the grant date stock price. The Committee chose shareholder return as the metric for driving this award in order to further align Mr. Killingstad's interest with that of the shareholders. Total shareholder return calculated as of November 30, 2008, under the agreement was 48.79%, and Mr. Killingstad was awarded the 40,000 shares.

Other Plans, Agreements and Special Payments

Executives may also receive payments through various other agreements and plans or in the event of special circumstances. These agreements and plans are typically required in the competitive environment to attract and retain talent.

Retirement Plans

The Named Executives are generally eligible to participate in the pension and welfare benefit programs that we sponsor, including the following qualified retirement plans:

Tennant Company Profit Sharing and Employee Stock Ownership Plan ("Profit Sharing Plan"). This plan is available to all eligible employees, as defined by the plan, and allows for pre-tax elective deferrals and a Company matching contribution of up to 3% of eligible compensation up to $230,000. Our matching contributions are made in the form of common stock delivered through our Employee Stock Ownership Plan. In addition, the plan allows profit sharing contributions by us based on our annual Company performance.

Tennant Company Pension Plan. This plan is a non-contributory defined benefit retirement plan that covers only those executives who were active participants in the Pension Plan on December 31, 2000, and who elected to continue participation under the Pension Plan sponsored by the Company. This plan was frozen and closed to new employees as of December 31, 2000.

Non-Qualified Deferred Compensation

In addition to tax-qualified retirement benefits provided under the plans referenced above, our executives are eligible for supplemental non-qualified pension benefits under the Tennant Company Executive Non-Qualified Deferred Compensation Plan. The intention of the plan is to provide participating individuals with benefits that would otherwise be available to them under our tax-qualified plans but for the application of limitations on benefits to highly-compensated employees imposed by the Internal Revenue Code of 1986. The plan is unfunded, meaning our obligation to make payments under the plan is unsecured. Specifically, this plan permits the following:

Defined Contribution Features

- Certain management and executive employees may defer income on a pre-tax basis in excess of the deferral amounts allowed under our tax-qualified Profit Sharing Plan. This income deferral feature is also available to Board members for deferral of retainer and meeting fees.
- Participating management and executive employees may receive discretionary Company contributions under this plan in the form of excess profit sharing and matching contributions not available to them under the Profit Sharing Plan.

Defined Benefit Feature

- A defined benefit portion of the plan is intended to provide benefits not otherwise available to participants in the frozen tax-qualified Tennant Company Pension Plan.

Participants' accounts are fully vested at all times except that a participant forfeits all Company discretionary matching contributions and profit sharing contributions in the event of termination for cause.

Pursuant to this plan, "cause" means (i) the participant's gross negligence, fraud, disloyalty, dishonesty or willful violation of any law or significant policy, to the extent committed in connection with the position or (ii) the participant's failure to substantially perform (for reasons other than disability) the duties reasonably assigned or appropriate to his or her position. In each case, the participant's behavior must have resulted in a material adverse effect on the Company or an affiliate.

The plan came into existence on January 1, 2003, when the Company merged the Tennant Company Excess Benefit Plan into the Tennant Company Deferred Compensation Plan. By Committee action, the Plan was subsequently amended on December 18, 2006, and again on December 17, 2008, to account for changes to the Internal Revenue Code §409A, which governs non-qualified deferral plans, and to allow deferral of payments upon settlement of DSUs in the form of stock units. As a result of these regulatory changes, the Plan accommodates different benefit commencement dates depending on when amounts were deferred or contributed and which account within the Plan was selected by the employee. Benefits attributable to amounts contributed or deferred after January 1, 2003, and allocated to Account A, commence distribution within an administratively feasible time following the participant's termination date, or if necessary to comply with Internal Revenue Code §409A, the payment will be delayed at least six months following termination. Benefits attributable to amounts deferred by a participant after January 1, 2003, and allocated to Account B, commence distribution on the date specified by the participant in the participant's Deferral Election Agreement. Such distribution may not be earlier than two years following the beginning of the plan year in which the deferrals first began, unless the participant terminates, in which case distribution may occur within an administratively practicable period following termination, or if necessary to comply with Internal Revenue Code §409A, the payment will be delayed at least six months following termination.

Benefits attributable to deferrals made after January 1, 2003, Company contributions, and gains and losses credited thereon, are payable in either a lump sum or in quarterly installments over a period of up to 10 years. Benefits attributable to deferrals made prior to January 1, 2003, are payable in accordance with the participant's Deferral Election Agreement which was executed prior to January 1, 2003.

Executive Employment Agreements and Management Agreements

The Committee has determined that we should provide certain post-termination benefits to our executives to obtain the benefits of their services and attention to our affairs. In exchange for the benefits we provide, our executives are required to agree to certain confidentiality, non-competition and cooperation covenants, which our Committee believes are valuable to us when an executive's employment terminates. In addition, the Committee believes that we should provide an inducement for our executives to remain in the service of the Company in the event of any proposed or anticipated change in control of the Company and remain in service in order to facilitate an orderly transition in the event of a change in control of the Company, without placing the executive in a position where he or she is concerned about being terminated without compensation in connection with such a transaction. We also require executives to sign a release of their claims against us as a condition to receiving payments from us, and this release and the other covenants are more likely to be enforceable as a result of the benefits we provide to employees under these agreements. For these reasons, we have entered into Executive Employment Agreements and Management Agreements with our executives, including the Named Executives, the terms of which are described below under "Potential Payments upon Termination or Change in Control."

Generally, the agreements only provide for benefits in the event the executive is terminated without cause; however, certain benefits are also provided if the executive voluntarily terminates his or her employment for good reason. The Committee believes that a termination by an executive for good reason may be conceptually the same as termination by the Company without cause. This is particularly true in the case of a change in control where a potential acquirer would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance benefits. As a result, the definition of good reason in the context of a termination following a change in control is broader than the definition that applies to a termination prior to a change in control, These good reason definitions are described below under "Potential Payments upon Termination of Change in Control." No payments become due merely upon a change in control, but rather only if the executive officer's employment is terminated without cause or if the executive officer terminates for good reason following the change in control, which is often referred to as a "double trigger."

The form and level of benefits provided under these agreements have been approved by the Committee based on historical practices at our Company and general information about the level of benefits provided by other companies with whom we compete for executive talent.

Our equity awards for all employees generally provide for acceleration of vesting, or lapse of restrictions, upon a change in control. The Committee believes that acceleration upon a change in control is appropriate to minimize the risk that executive officers might favor a transaction based on the likely impact on the executive officer's equity awards, to increase the likelihood that the employees will remain with the Company after becoming aware of a pending or threatened change of control, and due to the increased likelihood that employees may be terminated by a successor through no fault of their own.

In 2008 Steven Coopersmith's employment terminated with the Company and he received payment under his Executive Employment Agreement. The payments accrued in 2008 are set forth in the All Other Compensation column of the Summary Compensation Table and itemized in the Potential Payments Upon Termination or Change in Control section.

COMPENSATION POLICIES

Granting of Equity Awards

The Committee generally considers and approves equity awards for executives at its meeting each February, other than awards for new hires, or in connection with promotions, which are approved by the Committee at or shortly before the grant.

We have adopted an equity award approval policy to ensure that all equity awards are approved pursuant to proper authority, following a consistent process, and are reflected in appropriate documentation. Under the policy, equity awards that have an exercise price or number of shares that are based on the fair market value of our stock on the date of grant are only granted at times when trading is permitted under our insider trading policy. This policy ensures that the exercise price or number of shares is determined by reference to a stock price that reflects current information about our Company. The policy includes procedures for granting equity awards to our executives and non-employee directors, as well as all other employees. Under our plans, the exercise price of stock options is based on the fair market value on the date of grant. Our plans define fair market value as the closing price of our common stock on the preceding trading day.

Stock Ownership Guidelines

To align our executives' interests with our shareholders' interests, the Committee expects our executives to acquire significant equity ownership. We adopted these guidelines in 1993 and revised them most recently in 2004. The current guidelines require that within five years of service in an executive role, each executive must have achieved an equity ownership level equal to a specified multiple of his or her base salary.

The minimum equity ownership levels are five times annual base salary for our CEO and one times annual base salary for the other Named Executives. Ownership levels are calculated based on the estimated after-tax value of restricted and unrestricted shares, deferred stock units, shares held under our benefit plans and potential gains from vested and unvested options.

Due to the impact of the global economy on our current stock price, the Committee has waived compliance with the above-described ownership goals for 2009.

Internal Revenue Code §162(m)

We structure our compensation programs, where possible, to qualify for exemptions from the deduction limitations under the Internal Revenue Code §162(m). Certain of our compensation programs qualify for exemption from the deduction limitations of this section. The Committee retains the authority to authorize the payment of compensation that may not be deductible if it believes such payments would be in the best interests of the Company and our shareholders.

At our 2008 Annual Meeting of Shareholders, we received shareholder approval of the Tennant Company 2009 Short-Term Incentive Plan (the "Approved STIP"), which is a multi-year plan. Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to our covered officers to $1 million per year. This limitation does not apply to "performance-based compensation." One of the conditions for qualification as "performance-based compensation" is that the shareholders must approve the material terms of the performance measures and re-approve those material terms every five years. Amounts paid under the objective performance measures established under the Approved STIP will, under current tax law, continue to qualify as performance-based compensation. Any award earned under the 2009 STIP to our Named Executives will be made under the Approved STIP. All compensation for 2008 qualified as fully deductible under §162(m).

Compensation Committee Interlocks and Insider Participation

The Committee is comprised entirely of independent, outside directors. No employee of our Company serves on the Committee. The Committee members have no interlocking relationships as defined by the SEC.

Compensation Committee Report

The Committee has discussed and reviewed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Stephen G. Shank (Chair)
William F. Austen
James T. Hale
Edwin L. Russell
Steven A. Sonnenberg

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to, earned by or expensed with respect to each person who served as Chief Executive Officer or Chief Financial Officer, the three other most highly compensated executive officers for 2008, and one former executive officer who is among the three other most highly compensated executive officers for 2008 because of right to payments under his executive employment agreement. The individuals set forth in this table comprise the list of Named Executives.

Name and Principal Position	Year	Salary ($)	Bonus ($)[(3)]	Stock Awards ($)[(4)]	Option Awards ($)[(5)]	Non-Equity Incentive Plan Compensation ($)[(6)]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[(7)]	All Other Compensation ($)[(8)]	Total ($)
H. Chris Killingstad	2008	569,524		23,965	—	—	—	49,237	642,726
President and Chief	2007	515,769		363,187	5,390	474,148	—	66,587	1,425,082
Executive Officer	2006	470,481		528,232	47,649	607,799	76	59,587	1,713,824
Thomas Paulson	2008	330,973		11,498	24,942	—	—	24,990	392,403
Vice President and Chief	2007	313,704		81,394	24,841	145,313	—	23,801	589,054
Financial Officer	2006	226,039		113,815	19,327	187,722	—	7,612	554,515
Thomas J. Dybsky	2008	276,707		24,632	51,593	—	38,281	19,699	410,912
Vice President,	2007	267,420		113,242	31,879	160,940	102,285	32,305	708,071
Administration	2006	258,192		175,810	54,763	206,554	27,178	30,449	752,946
Karel Huijser	2008	408,813	25,000	69,370	40,904	—	47,894	104,828	696,809
Vice President, International[(1)]	2007	412,412		237,987	40,747	163,376	35,926	133,190	1,023,637
Don B. Westman	2008	308,481		11,498	24,358	—	—	23,629	367,966
Vice President, Global Operations	2007	300,000		133,170	24,259	145,281	—	10,525	613,235
Steven M. Coopersmith Former Vice President, Global Marketing[(2)]	2008	136,351		(5,962)	20,601	—	—	418,018	569,008

(1) Currency is converted from Euros to U.S. Dollars using the daily average exchange rate of 1.40970 on December 31, 2008. This exchange rate has been utilized on all applicable compensation tables.

(2) Mr. Coopersmith's employment terminated on July 4, 2008.

(3) Mr. Huijser received a one-time performance recognition bonus of $25,000 for his work in completing various international acquisitions.

(4) We determine the fair value of the stock awards as of the date of grant and recognize the expense over the applicable vesting period. Amounts represent compensation costs recognized by us during 2006, 2007 or 2008, as applicable, for financial statement reporting purposes under SFAS No. 123(R), based on the valuation of stock awards granted in the corresponding year and prior years utilizing the assumptions discussed in Footnote 13 to our financial statements for the year ended December 31, 2006, Footnote 14 to our financial statements for the year ended December 31, 2007 and Footnote 15 to our financial statements for the year ended December 31, 2008, but disregarding any estimate of service-based forfeitures.

(5) Compensation costs recognized by us during the applicable year for financial statement reporting purposes under SFAS No. 123(R), based on the valuation of option awards granted in the corresponding year and prior years utilizing assumptions discussed in Footnote 13 to our financial statements for the fiscal year ended December 31, 2006, Footnote 14 to our financial statements for the fiscal year ended December 31, 2007, and Footnote 15 to our financial statements for the fiscal year ended December 31, 2008, but disregarding any estimate of service-based forfeitures.

(6) Amounts reflect the cash portion of the LTIP and the STIP. In 2008 there were no payouts from the 2006 LTIP or the 2008 STIP.

(7) Amounts represent the change in the present value of the accrued pension benefit for the last fiscal year. The present value as of December 31, 2007, was calculated by discounting the accrued benefit payable at normal retirement age using a 6.6% discount rate and the RP-2000 Combined Health Mortality Table for males and females, with generational mortality projected using Scale AA. The present value as of December 31, 2008 utilized the same method, but used a discount rate of 6.9%.

(8) All Other Compensation for 2008 consists of the following:

	Profit Sharing Plan								
Name	**Match ($)**	**Profit Sharing ($)**	**Excess ($)**	**Severance ($) (a)**	**Education ($) (b)**	**Car ($) (c)**	**Tax Gross-ups ($) (d)**	**Dividends ($) (e)**	**Total ($)**
H. Chris Killingstad	6,900	4,600	35,076	—	—	—	—	2,661	49,237
Thomas Paulson	6,900	4,600	12,314	—	—	—	—	1,176	24,990
Thomas J. Dybsky	6,900	4,600	7,340	—	—	—	—	859	19,699
Karel Huijser	—	—	—	—	74,235	26,293	—	4,300	104,828
Don B. Westman	6,900	4,600	11,188	—	—	—	—	941	23,629
Steven M. Coopersmith	3,722	—	31	369,663	—	—	43,931	671	418,018

(a) Includes one year's base pay ($258,185), 2008 STIP at target ($103,274), and Company contributions to medical/dental and group life insurance coverage for twelve months ($8,203) paid in accordance with Mr. Coopersmith's executive employment agreement.
(b) Reimbursements for dependent education paid by us pursuant to Mr. Huijser's employment agreement.
(c) Company car expenses paid for Mr. Huijser in accordance with his employment agreement.
(d) Includes tax gross-ups for a marketing trip and for fees incurred due to an administrative error in the distribution of Mr. Coopersmith's deferred compensation account.
(e) Includes value of dividends paid on Company stock which is not reflected in the FAS 123(R) values reported in the Stock Awards column of the Summary Compensation Table.

GRANTS OF PLAN-BASED AWARDS IN 2008

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			
Name	**Grant Date**	**Approval Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**Grant Date Fair Value of Stock and Option Awards ($)[5]**
H. Chris Killingstad	2/29/2008	2/20/2008		234,951[1] 493,106[2]	469,901[1]	15,219[1]	30,438[1]		548,188
	2/29/2008	2/20/2008						694[3]	24,998
Thomas Paulson	2/29/2008	2/20/2008		70,269[1] 167,308[2]	140,539[1]	4,551[1]	9,102[1]		163,927
	2/29/2008	2/20/2008						333[3]	11,995
Thomas J. Dybsky	2/29/2008	2/20/2008		41,778[1] 111,408[2]	83,556[1]	2,706[1]	5,412[1]		139,248
	2/29/2008	2/20/2008						889[3][4]	11,995
Karel Huijser	2/29/2008	2/20/2008		78,908[1] 197,271[2]	157,817[1]	5,081[1]	10,162[1]		183,018
	2/29/2008	2/20/2008						333[3]	11,995
Don B. Westman	2/29/2008	2/20/2008		55,890[1] 139,725[2]	111,780[1]	3,620[1]	7,240[1]		130,392
	2/29/2008	2/20/2008						333[3]	11,995
Steven M. Coopersmith	2/29/2008	2/20/2008		38,728[1] 103,274[2][6]	77,456				
	2/29/2008	2/20/2008						333[3]	11,995

(1) The 2008 LTIP was awarded under the terms and conditions of the 2007 Stock Incentive Plan. The 2008 LTIP is paid 30% in cash and 70% in stock. There is no threshold and the maximum payout is 200% of target.

(2) The 2008 STIP plan has no threshold and does not have a maximum, although the portion of any payout that exceeds 200% of target will be paid in restricted stock, vesting 50% per year over two years.

(3) In lieu of executive perquisites, we provided a grant of restricted stock. The grant date fair value of these awards ranged from $11,995 to $24,998, and were awarded under the terms and conditions of the 2007 Stock Incentive Plan.

(4) Mr. Dybsky received 556 shares as a 20% premium on his 2007 STIP because he elected to defer his award into Deferred Stock Units.

(5) Grant date fair value calculated based on target number of shares.

(6) Pursuant to his executive employment agreement, Mr. Coopersmith will receive his 2008 STIP target, to be paid out in March, 2009. The remainder of the awards listed were forfeited upon his termination.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
H. Chris Killingstad	40,000[2]		20.995	4/8/2012				
	27,200[2]		15.375	2/19/2013				
	19,200[2]		20.815	2/17/2014				
					694[3]	10,688		
							31,140[4]	479,556
Thomas Paulson	6,667	3,333[2]	24.995	3/23/2016				
					333[5]	5,128		
							8,805[6]	135,597
Thomas J. Dybsky	20,388[2]		16.063	2/24/2010				
	6,600[2]		22.425	2/22/2011				
	16,300[2]		17.450	2/21/2012				
	14,200[2]		15.375	2/19/2013				
	11,000[2]		20.815	2/17/2014				
	15,000[2]		23.710	11/8/2015				
					382[7]	5,883		
							6,284[8]	96,774
Karel Huijser	6,667	3,333[2]	27.650	11/1/2016				
					333[9]	5,128		
							10,025[10]	154,385
Don B. Westman	4,000	2,000[2]	27.440	10/30/2016				
					333[11]	5,128		
							7,663[12]	118,010
Steven M. Coopersmith[13]	—	—	—	—	—	—	—	—

(1) 2007 and 2008 LTIP awards are reflected at target.

(2) Stock options granted with a ten year term become exercisable in 33.33% increments on each annual anniversary of the date of the grant.

(3) Restricted stock award of 694 shares granted on 2/29/08 will vest 100% on 12/31/09.

(4) 2007 LTIP award of 15,921 units granted on 2/14/07 will vest on 12/31/09 if the specified performance conditions are met. 2008 LTIP award of 15,219 shares will vest on 12/31/10 if the specified performance conditions are met.

(5) Restricted stock award of 333 shares granted on 2/29/08 will vest 100% on 12/31/09.

(6) 2007 LTIP award of 4,254 units granted on 2/14/07 will vest on 12/31/09 if the specified performance conditions are met. 2008 LTIP award of 4,551 shares will vest on 12/31/10 if the specified performance conditions are met.

(7) Restricted stock award of 333 shares granted on 2/29/08 will vest 100% on 12/31/09. The remaining 50% of the original stock award of 99 shares granted on 2/23/07 will vest on 2/23/09.

(8) 2007 LTIP award of 3,022 units granted on 2/14/07 will vest on 12/31/09 if the specified performance conditions are met. 2008 LTIP award of 2,706 units granted on 2/29/08 will vest on 12/31/10 if the specified performance conditions are met. 2007 STIP DSU 20% premium award of 556 units granted on 2/29/08 will vest on 2/29/11.

(9) Restricted stock award of 333 shares granted on 2/29/08 will vest 100% on 12/31/09.

(10) 2007 LTIP award of 4,944 units granted on 2/14/07 will vest on 12/31/09 if the specified performance conditions are met. 2008 LTIP award of 5,081 units granted on 2/29/08 will vest on 12/31/10 if the specified performance conditions are met.

(11) Restricted stock award of 333 shares granted on 2/29/08 will vest 100% on 12/31/09.

(12) 2007 LTIP award of 4,043 units granted on 2/14/07 will vest on 12/31/09 if the specified performance conditions are met. 2008 LTIP award of 3,620 units granted on 2/29/08 will vest on 12/31/10 if the specified performance conditions are met.

(13) Mr. Coopersmith's equity awards were forfeited upon his termination of employment.

OPTION EXERCISES AND STOCK VESTED IN 2008

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
H. Chris Killingstad	2,729	76,936
Thomas Paulson	414	6,562
Thomas J. Dybsky	14,084	274,125
Karel Huijser	5,414	126,162
Don B. Westman	4,164	172,649
Steven M. Coopersmith	27,654	362,304

Tennant Company Pension Plan

The Tennant Company Pension Plan provides fixed retirement benefits for certain employees of our Company. The Plan is open to employees hired on or before December 31, 2000, who met the Plan's participation requirements on or before that date and who elected to remain in the Plan after December 31, 2000. No employees hired on or after January 1, 2001, are eligible to participate in this plan. The Tennant Netherlands Pension Plan is still open for new enrollment.

Under the Pension Plan, the normal monthly retirement benefit is calculated as the participants' years of credited services up to 30 years, times the difference between (a) 1.4% of the participants' Final Average Monthly Earnings and (b) the lesser of .609% of the participants' Final Average Monthly Earnings, 1/12 of the participants Final Average Compensation, or 1/12 of Social Security Covered Compensation. Participants may retire with an unreduced benefit at age 65, or, if earlier, when the sum of their age and service is equal to or greater than 85. Optional forms of benefit may be elected that are actuarially equivalent to the normal form of benefit. Currently under ERISA, as amended, the maximum annual amount that can be paid during 2008 to any individual is $180,000. Amounts in excess of that maximum as well as amounts based on compensation that is excluded from the Plan formula by ERISA or the terms of the Plan are covered under the Tennant Company Excess Benefit Plan.

Tennant Company Excess Benefit Plan

The Tennant Company Excess Benefit Plan is a component of the Tennant Company Executive Deferred Compensation Plan that provides additional retirement benefits for selected highly compensated employees participating in the Tennant Company Pension Plan. Employees participating in the Excess Benefit Plan will receive a retirement benefit equal to the additional benefits which would have been provided under the Pension Plan if (a) the limitations imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code were not applicable, and (b) management bonuses were included in certified earnings, and (c) compensation deferred under the terms of the Executive Deferred Compensation Plan were included in certified earnings for the plan year in which such amounts would have been paid in the absence of the deferral.

PENSION BENEFITS FOR 2008

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
H. Chris Killingstad	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—
Thomas Paulson	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—
Thomas J. Dybsky	Tennant Pension Plan[(1)]	10.25	177,232
	Tennant Executive Deferred Compensation Plan[(2)]	10.25	120,042
Karel Huijser	Tennant Netherlands Pension Plan[(3)]	2.16	100,810
Don B. Westman	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—
Steven M. Coopersmith	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—

(1) The present value as of December 31, 2008, was calculated by discounting the accrued benefit payable at normal retirement age using a 6.9% discount rate and the RP-2000 combined Health Mortality Table for males and females, with generational mortality projected using Scale AA.

(2) Defined Benefit portion of the Nonqualified Deferred Compensation Plan. These amounts are not included in the Nonqualified Deferred Compensation Table.

(3) Amount reflects Company contributions to Mr. Huijser's Pension Plan.

Non-Qualified Deferred Compensation for 2008

Three elements of Total Compensation may be deferred: base salary, STIP payouts, and LTIP payouts. Our Named Executives may elect to defer 0-25% of their base salary, 0-100% of their payout, and 0-100% of their LTIP payout. As there were no payouts under the 2008 STIP or the 2006 LTIP, there were no deferrals under those plans.

The interest rate for 2008 Non-Qualified Deferred Compensation was 5.19%. This amount was calculated based on the ten-year bond rating as of December 12, 2008, with one percentage point being added to yield the interest rate of 5.19%.

NON-QUALIFIED DEFERRED COMPENSATION IN 2008

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[(2)]	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE ($)[(4)]
H. Chris Killingstad	—	35,076	7,043	174,630
Thomas Paulson	—	12,314	477	21,774
Thomas J. Dybsky	—	27,367	(61,276)[(3)]	376,044
Karel Huijser	—	—	—	—
Don B. Westman	46,272[(1)]	11,188	10,852	293,568
Steven M. Coopersmith	—	31	7,129	115,661

(1) Amount represents 15% of Mr. Westman's 2008 salary.

(2) Also included in the All Other Compensation column of the Summary Compensation Table.

(3) Includes deferred stock units that will settle in the form of Company stock, the value of which decreased by 65% throughout 2008.

(4) In addition to amounts reported in the Summary Compensation Table for 2008, as reflected in footnote 1 and 2 above, the following amounts were reported as compensation for the named executive officers in the Summary Compensation Table for prior years: (a) Mr. Killingstad: $76 of Non-Qualified Deferred Compensation Earnings and $35,583 of All Other Compensation for 2006, and $51,577 of All Other Compensation for 2007; (b) Mr. Paulson: $181 of All Other Compensation for 2006, and $8,791 of All Other Compensation for 2007; (c) Mr. Dybsky: $208 of Non-Qualified Deferred Compensation Earnings, $32,143 of stock awards, and $12,219 of All Other Compensation for 2006, and $164,487 of Non-Equity Incentive Plan Compensation and $19,390 of All Other Compensation for 2007; (d) Mr. Westman: $145,281 of Non-Equity Incentive Plan Compensation, and $2,640 of All Other Compensation for 2007.

Potential Payments upon Termination or Change in Control

We are a party to agreements with our executives that together establish the terms of the employment relationship between us and the executive, the terms under which that relationship may be ended, and the rights and obligations of the parties after the employment relationship ends. Collectively these agreements are referred to as the "Executive Agreements," and consist of an Executive Employment Agreement and a Management Agreement. The Executive Agreements were modified in 2008 in response to new interpretations and requirements under Sections 162(m) and 409A of the Internal Revenue Code. Except as noted below, none of the revisions were intended to materially change either the level of benefit collectively provided to each executive or the events triggering payment of the benefits.

The Executive Agreements address various termination of employment scenarios, including an executive's involuntary termination without cause, an executive's voluntary termination for good reason, and an executive's death or disability. No severance payments are made to executives who are terminated for cause. An executive agrees under the Executive Agreements not to compete with us during employment or for a period of 12 months after employment ends, not to disclose our confidential information during or after employment for as long as the information retains its confidential nature, and not to solicit our employees or customers for a period of 12 months after employment ends. Severance payments as described below under the Executive Agreements are conditioned on an executive remaining in compliance with these requirements, including an obligation to inform us of any potentially competitive activities during the 12-month post-employment period, and signing a release of claims in favor of the Company. The Executive Agreements also provide that severance payments under those agreements will be reduced by the amount of any other severance compensation an executive is eligible to receive from us under any other agreement or plan of ours providing compensation in the event of involuntary termination.

As described below, our equity-based incentive plans and the award agreements under those plans also call for compensation to be provided under certain circumstances in connection with an executive officer's termination of employment or a change in control of the Company.

Executive Employment Agreement

The Executive Employment Agreement describes the rights and obligations of the Company and the executive in connection with the executive's separation from employment in situations other than following or in connection with a change in control. Under the Executive Employment Agreement:

- Upon any termination of employment, an executive will receive any earned but unpaid base salary, vacation pay, and STIP payments for the preceding year.
- Upon a termination due to death or disability, an executive (or beneficiary) will also receive base salary through the last day of the calendar month in which the termination occurs.
- Upon termination by us without cause or by the executive for good reason, the executive is entitled to receive (i) an amount equal to one year's base salary, (ii) an amount equal to a pro-rata portion of the award that would have been payable to the executive under the STIP for the year of termination had the executive been employed for the full year, based on the actual performance of objectives (not target performance, as the Executive Employment Agreement provided prior to revision in 2008), with such amount before proration not to exceed an award based on target performance, and (iii) continued Company contributions to medical/dental coverage and group life insurance coverage for up to 12 months.

- The timing of the payment of the foregoing amounts is as follows: The executive is paid his or her base salary in accordance with our regular payroll practices for a period of 12 consecutive months following the date of termination. If the payment of base salary exceeds the amount that would cause it to be considered a deferral of compensation under Section 409A of the Internal Revenue Code, the excess will be paid in a lump sum within 2½ months of the termination date. The executive's STIP payment is made at the normal payment date, but in no event later than 2½ months after the end of the STIP plan year. The medical, dental and group life insurance contributions will be paid for a period of up to 12 months after the termination date, unless the executive is no longer eligible for COBRA continuation coverage or fails to timely pay the employee portion of such premiums.

For purposes of the Executive Employment Agreement, "cause" means (i) executive's material breach of the agreement that is not remedied within 30 days after receiving written notice from us, (ii) an executive's dishonest act(s) intended to result in gain or personal enrichment at our expense, (iii) an executive's persistent, willful and deliberate failure to perform his or her duties that constitutes gross neglect and is not remedied within 90 days of receipt of written notice from us, or (iv) an executive's indictment or conviction for a felony if the underlying acts are substantially detrimental to us or our reputation.

For purposes of the Executive Employment Agreement, "good reason" means the occurrence of the following without executive's consent: (i) our material breach of the agreement, or (ii) a material diminution in the executive's authority, duties or responsibilities other than for cause or on account of disability; provided that in either case the executive gives us notice within 90 days of the first occurrence of the condition and we fail to remedy it within 30 days after receipt of written notice.

Management Agreement

Recognizing the need to retain executives in our service if there is a possible change in control, and in order to facilitate an orderly transition in the event of an actual change in control, the Management Agreement provides for severance compensation if an executive is terminated under certain circumstances after or in connection with a change in control. Under the Management Agreement:

- If within three years of a change in control an executive is involuntary terminated without cause or terminates his or her employment for good reason, then change in control severance compensation consists of (i) an amount equal to three times the executive's average annual taxable compensation from us during the executive's five taxable years preceding the change in control, minus $1.00, (ii) a pro-rata payment of the executive's STIP award for the year of termination, assuming all performance targets had been met, and (iii) continued Company contributions to the cost of medical/dental coverage and group life insurance coverage for up to 18 months following the date of termination (pursuant to revisions in 2008, the benefits continuation has been limited to the COBRA continuation period). The cash portion of such payments will be made in a lump sum within 2½ months after the termination date.

- If an executive voluntarily terminates employment without good reason during the thirteenth month after a change in control, then change in control severance compensation consists of (i) an amount equal to the executive's average annual taxable compensation from us during the executive's five taxable years preceding the change in control, minus $1.00, payable in a lump sum within 2½ months after the first day of the thirteenth month after a change in control, and (ii) continued Company contributions to the cost of medical/dental coverage and group life insurance coverage for up to 12 months following the executive's termination date.

- If an executive is involuntarily terminated or terminates his or her employment for good reason prior to an event that would otherwise constitute a change in control, such termination is in connection with or in anticipation of a change in control, and a change in control ultimately occurs, then change in control severance compensation will be payable consistent with the first bullet point above, except that the severance pay will be paid within 2½ months after the change in control.

- If an executive's employment is terminated due to death or disability and the executive is not otherwise entitled to payments or benefits under either of the first two bullet points above, the executive (or beneficiary) will receive base salary paid through the end of the month in which termination occurs.

For purposes of the Management Agreement, "cause" is defined more narrowly than under the Executive Employment Agreement, and means (i) an executive's persistent, willful and deliberate failure to perform his or her duties that constitutes gross neglect and is not remedied within 90 days of receipt of written notice from us, or (ii) an executive's indictment or conviction for a felony if the underlying acts are substantially detrimental to us or our reputation.

For purposes of the Management Agreement, "good reason" is defined more broadly than under the Executive Employment Agreement, and includes the following in addition to the factors cited in the Executive Employment Agreement (i) the executive's duties, responsibilities, authority or compensation are materially diminished as compared to his or her duties, responsibilities, authority or compensation before the change in control, for reasons other than cause or disability, (ii) we fail to obtain assumption of the Management Agreement by any successor, (iii) we require the executive to relocate to any place other than a location within 25 miles of the location at which the executive performed duties immediately prior to the change in control, or (iv) we require that the executive travel on Company business to a substantially greater degree than required immediately prior to the change in control.

For purposes of the Management Agreement, "change in control" means (i) a majority of our directors are individuals who were not appointed by our Board to fill vacancies on the Board and were not supported by our Board for election by our shareholders, (ii) 35% or more of our common stock or of the voting power of our securities generally is acquired or beneficially owned by an individual, entity or group (subject to certain exceptions for certain affiliates and employee benefit plans), (iii) we consummate a merger with or into another entity, unless the surviving entity is more than 50% owned by our shareholders prior to the merger in substantially the same proportions, and no individual, entity or group beneficially owns more than 35% of the surviving entity, (iv) we consummate an exchange of our voting securities for cash, securities or other property, unless our shareholders receive in the exchange voting securities of a parent corporation that is more than 50% owned by our shareholders prior to the exchange in substantially the same proportions, (v) we consummate a sale or other disposition of all or substantially all of our assets, (vi) our shareholders approve a definitive plan to liquidate or dissolve the Company, (vii) we enter into an agreement relating to a change in control as described in clauses (i) through (v) above and such change in control ultimately occurs, or (viii) a tender or exchange offer or proxy contest is commenced that ultimately results in a change in control described in clauses (i) or (ii) above.

Change in control severance compensation under the Management Agreement, as well as any other compensation under other plans or agreements that is contingent upon a change in control, may be reduced to the extent necessary to avoid excise taxation to the executive and non-deductibility to the Company under federal income tax laws applicable to "parachute payments."

Our equity incentive plans allow for acceleration of stock options upon an executive's death, disability or retirement and upon a change of control of our Company. Upon death or disability, options generally become exercisable in full, and may be exercised at any time, or from time to time, within five years of the executive's date of death or date of termination due to disability. Upon retirement, options generally become exercisable in full and may be exercised within three months of the date of termination due to the executive's retirement, or any such longer period as the Committee administering the plan may permit. For purposes of our equity compensation plans, "retirement" is generally defined as termination on or after age 55, provided that the executive has been employed by us or our affiliates for at least ten years, or termination of employment on or after age 62, provided, under certain plans, that the executive has given us at least six months' prior written notice of such termination. Upon a change in control, options generally become exercisable in full, subject to our right to cash out the options by paying the spread.

The plans generally allow for a pro-rata portion of any performance shares to be paid out upon an executive's death, disability or retirement. The payment is based on the extent to which achievement of performance targets were satisfied at the end of the performance period and pro-rated for length of employment within the performance period.

A pro-rata share of restricted stock is generally payable upon the executive's death, disability or retirement. The executive, or his or her successor, shall be entitled to the number of shares of restricted stock under outstanding awards, pro-rated for the portion of the term of the awards during which the executive was employed. All restrictions are lifted with respect to such pro-rated shares.

Assuming that a termination event or change in control occurred on December 31, 2008, the total compensation payable to each Named Executive who was employed by us on such date is:

PAYMENTS DUE UPON TERMINATION WITHOUT CAUSE OR TERMINATION FOR GOOD REASON

Name	Base Salary ($)	Pro-rated STIP ($)[1]	Benefits ($)	Total ($)
H. Chris Killingstad	580,125	—	8,203	588,328
Thomas Paulson	334,616	—	8,203	342,819
Thomas J. Dybsky	278,519	—	8,071	286,590
Karel Huijser	408,813	—	1,976	410,789
Don B. Westman	310,500	—	8,203	318,703
Steven M. Coopersmith[2]	258,186	103,274	8,203	369,663

(1) For all Named Executives other than Mr. Coopersmith, amounts represented reflect pro-rated STIP payments based on the form of executive employment agreement in effect on December 31, 2008. For 2008, these payments would have been zero. Mr. Coopersmith was paid his target 2008 STIP award based on his executive employment agreement, which was in place on the date of his termination.

(2) Mr. Coopersmith's employment terminated on July 4, 2008. Amount reported reflects benefits he became entitled to upon his termination.

PAYMENTS DUE UPON TERMINATION WITHIN THREE YEARS OF THE CHANGE IN CONTROL EVENT[1]

Name	Average Annual Compensation *3 – $1 ($)	STIP Target ($)	Benefits ($)	Total ($)
H. Chris Killingstad	3,647,587	493,106	8,203	4,148,896
Thomas Paulson	1,293,152	167,308	8,203	1,468,663
Thomas J. Dybsky	1,429,095	111,408	8,071	1,548,574
Karel Huijser	1,233,636	183,839	1,976	1,419,451
Don B. Westman	1,084,793	139,725	8,203	1,232,722

(1) Named Executives would also have accelerated vesting of unvested restricted stock and stock options. Refer to the Additional Potential Benefits Upon Change in Control or Termination Due to Death, Disability, or Retirement Table.

PAYMENTS DUE UPON VOLUNTARY RESIGNATION WITHOUT GOOD REASON DURING THE THIRTEENTH MONTH AFTER THE CHANGE IN CONTROL EVENT[1]

Name	Average Annual Compensation – $1 ($)	STIP Target ($)	Benefits ($)	Total ($)
H. Chris Killingstad	1,215,862	493,106	8,203	1,717,171
Thomas Paulson	431,050	167,308	8,203	606,561
Thomas J. Dybsky	476,364	111,408	8,071	595,843
Karel Huijser	411,211	183,839	1,976	597,026
Don B. Westman	361,597	139,725	8,203	509,526

(1) Named Executives would also have accelerated vesting of unvested restricted stock and stock options. Refer to the Additional Potential Benefits Upon Change in Control or Termination Due to Death, Disability, or Retirement Table.

ADDITIONAL POTENTIAL BENEFITS UPON CHANGE IN CONTROL OR TERMINATION DUE TO DEATH, DISABILITY OR RETIREMENT

Name	Value of Accelerated Equity Awards ($)
H. Chris Killingstad	5,814
Thomas Paulson	2,790
Thomas J. Dybsky	2,845
Karel Huijser	2,790
Don B. Westman	2,790

(1) Amounts reflect only the acceleration of restricted stock awards outstanding as of December 31, 2008. The fair market value of our stock on December 31, 2008 was less than the exercise price of all unvested stock options held by our Named Executives. As a result, no Named Executive would have been entitled to any payment as a result of the acceleration of exercisability of stock options if such executive's employment had been terminated due to death, disability or retirement on December 31, 2008, or if a change in control of the Company had occurred on that date.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about shares of the Company's Common Stock that may be issued under the Company's equity compensation plans, as of December 31, 2008.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a))
Equity compensation plans approved by security holders	1,040,932	$20.33	1,798,167
Equity compensation plans not approved by security holders	0	0	0
Total	1,040,932	$20.33	1,798,167

(1) Amount includes outstanding awards under the 1992 Stock Incentive Plan, the 1993 Non-Employee Director Plan, the 1995 Stock Incentive Plan, the 1997 Non-Employee Director Stock Option Plan, the 1998 Management Incentive Plan, and the 1999 Stock Incentive Plan, each as amended (the "Plans"). Amount includes shares of Common Stock that may be issued upon exercise of outstanding stock options under the Plans. Amount also includes shares of Common Stock that may be paid in cash upon exercise of outstanding stock appreciation rights under the Plans. Amount also includes shares of Common Stock that may be issued upon settlement of deferred stock units (phantom stock) under the Plans. Stock appreciation rights and deferred stock units may be settled in cash, stock or a combination of both. Column (a) includes the maximum number of shares that could be issued upon a complete distribution of all outstanding stock options, stock appreciation rights, and deferred stock units.

(2) Column (b) includes the weighted-average exercise price for outstanding stock options and stock appreciation rights.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 2, 2009, information regarding:

- Beneficial owners of more than 5% of our Common Stock,
- Ownership by directors and director nominees,
- Ownership by the Named Executives as listed in the Summary Compensation Table, and
- Ownership by all directors and all executive officers as a group.

Except as otherwise noted, the shareholders listed have sole voting and investment powers with respect to the Common Stock owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock[1]
Vanguard Fiduciary Trust Company 500 Admiral Nelson Blvd. Malvern, PA 19355	1,706,883 shares Vanguard has sole voting power for 0 shares, shared voting power for 1,706,883 shares, sole investment authority for 0 shares, and shared investment authority for 1,706,883 shares.[2][3]	9.3%
Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	2,252,300 shares Royce & Associates LLC has sole voting power for 2,252,300 shares, shared voting power for 0 shares, sole investment authority for 2,252,300 shares, and shared investment authority for 0 shares.[2][4]	12.3%
Keeley Asset Management Corp. 401 South LaSalle Street Chicago, IL 60605	2,002,900 shares in aggregate Keeley Asset Management has sole voting power for 1,926,510 shares, shared voting power for 0 shares, sole investment authority for 2,002,900 shares, and shared investment authority for 0 shares.[2][5]	11.0%
Neuberger Berman Inc. 605 Third Avenue New York, NY 10158	1,194,260 in aggregate Neuberger Berman has sole voting power for 1,360 shares, shared voting power for 1,003,600 shares, sole investment authority for 0 shares, and shared investment authority for 1,194,260 shares.[2][6]	6.5%
H. Chris Killingstad	150,920 shares[7][8]	*
Thomas Paulson	17,093 shares[7][9]	*
Karel Huijser	17,414 shares[10]	*
Don B. Westman	13,334 shares[7][11]	*
Thomas J. Dybsky	91,082 shares[7][12]	*
Steven M. Coopersmith	6,532 shares[7]	*
William F. Austen	4,955 shares[13]	*
Jeffrey A. Balagna	13,100 shares[14]	*
Carol S. Eicher	1,048 shares	*
James T. Hale	29,944 shares[15]	*
David Mathieson	12,568 shares[16]	*
Edwin L. Russell	22,688 shares[17]	*
Stephen G. Shank	31,185 shares[18]	*
Steven A. Sonnenberg	9,526 shares[19]	*
All Directors and executive officers as a group (17 persons)	477,526 shares[7][20]	2.6%

(1) An asterisk in the column listing the percentage of shares beneficially owned indicates the person owns less than 1% of the total.

(2) The information set forth above as to the Amount and Nature of Beneficial Ownership is based upon Schedule 13G statements filed with the Securities and Exchange Commission reflecting beneficial ownership as of December 31, 2008.

(3) This number includes shares held in trust as of December 31, 2008, for the benefit of employees in certain of the Company's employee benefit plans, all of which have been allocated to plan participants. The plan trustee votes shares allocated to participant accounts as directed by participants. Shares held by the trustee on behalf of the plans as to which participants have made no timely voting directions are voted by the plan trustee in the same proportions as shares for which directions are received. Shares held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plans. For tender decisions, if no instruction is received from a participant, the shares will not be tendered.

(4) Includes various accounts managed by Royce & Associates, LLC, which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Company. The interest of one account, Royce Value Plus Fund, an investment company registered under the Investment Company Act of 1940 and managed by Royce & Associates, LLC, amounted to 1,024,000 shares.

(5) Keeley Small Cap Value Fund, a series of Keeley Funds, Inc., does not have or share voting or investment authority, but shares beneficial ownership over 1,515,000 of the shares.

(6) Neuberger Berman Inc. and its related entities are deemed to beneficially own the shares as an investment advisor to many unrelated clients. The Neuberger entities share power to make decisions whether to retain or dispose and vote the shares.

(7) Includes shares allocated to the individual or group under the Tennant Profit Sharing and ESOP Plan.

(8) Includes 86,400 shares covered by currently exercisable options granted to Mr. Killingstad.

(9) Includes 10,000 shares covered by currently exercisable options granted to Mr. Paulson.

(10) Includes 6,667 shares covered by currently exercisable options granted to Mr. Huijser.

(11) Includes 4,000 shares covered by currently exercisable options granted to Mr. Westman.

(12) Includes 83,488 shares covered by currently exercisable options granted to Mr. Dybsky.

(13) Includes 1,626 shares covered by currently exercisable options granted to Mr. Austen.

(14) Includes 6,668 shares covered by currently exercisable options granted to Mr. Balagna.

(15) Includes 16,668 shares covered by currently exercisable options granted to Mr. Hale.

(16) Includes 2,010 shares covered by currently exercisable options granted to Mr. Mathieson.

(17) Includes 4,002 shares covered by currently exercisable options granted to Mr. Russell.

(18) Includes 18,468 shares covered by currently exercisable options granted to Mr. Shank.

(19) Includes 4,152 shares covered by currently exercisable options granted to Mr. Sonnenberg.

(20) Includes 281,256 shares covered by currently exercisable options granted to executive officers (including Named Executives) and directors of our Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 requires that our directors and executive officers file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Directors and executive officers are required by Commission regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of these forms furnished to us, and written representations from the directors and executive officers, all Section 16(a) filing requirements were met for the year ending December 31, 2008, except for:

- Form 4 for Mr. Dybsky relating to a sale of shares on May 15, 2008 was filed on May 30, 2008.
- Form 4s for Mr. Dybsky, Mr. Killingstad, Ms. Hoard and Mr. Coopersmith relating to the forfeiture of shares for taxes owed upon lapsing of restrictions on February 14, 2008, were filed on March 4, 2008.
- Form 4 for Mr. Dybsky relating to the forfeiture of shares for taxes owed upon lapsing of restrictions on February 23, 2008, was filed on March 4, 2008.

Related Person Transaction Approval Policy

In February 2007, our Board of Directors adopted a written related person transaction approval policy, which sets forth our Company's policies and procedures for the review, approval or ratification of certain related person transactions. Our policy applies to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our Company or an executive is a participant and in which a related person has a direct or indirect interest, but exempts the following:

- Payment of compensation by our Company to a related person for the related person's service to our Company in the capacity or capacities that give rise to the person's status as a "related person" (provided such compensation was approved by the Board of Directors or a Committee of the Board of Directors, if such approval was required);
- Transactions available to all employees or all shareholders of our Company on the same terms; and
- Transactions, which when aggregated with the amount of all other transactions between the related person and our Company, involve less than $120,000 in a fiscal year.

Our Board of Directors must approve any related person transaction subject to this policy before commencement of the related person transaction or, if the transaction is not identified prior to its commencement, the transaction must be submitted to our Board of Directors for ratification. The Board will analyze the following factors, in addition to any other factors the Committee deems appropriate, in determining whether to approve a related person transaction:

- Whether the terms are fair to our Company;
- Whether the transaction is material to our Company;
- The role the related person has played in arranging the related person transaction;
- The structure of the related person transaction; and
- The interests of all related persons in the related person transaction.

The Board may, in its sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon our Company and the related person taking such precautionary actions as the Board deems appropriate.

We paid $356,000 to Pamela K. Knous, a former member of our board, in June, 2008. The payment represents a portion of the value of Ms. Knous' vested stock options that expired unexercised upon her resignation from our board on February 14, 2008. We made this payment to Ms. Knous because there was confusion over whether she would have a period of time to exercise her stock options following her resignation.

Attendance of Directors at Annual Meetings

As set forth in our Corporate Governance Principles, all members of our Board of Directors are encouraged to attend all annual meetings of shareholders. All of the directors attended the 2008 Annual Meeting of Shareholders.

Shareholder Proposals

Shareholder proposals intended to be presented at the 2010 Annual Meeting should be sent to our Corporate Secretary at 701 North Lilac Drive, P.O. Box 1452, Minneapolis, MN 55440-1452. Proposals must be received on or before November 20, 2009, to be eligible for inclusion in our Proxy Statement and form of Proxy relating to that meeting.

Shareholder proposals intended to be presented at the 2010 Annual Meeting, but not intended to be included in the Proxy Statement or form of Proxy for the meeting, must be received on or before January 29, 2010. Proxies solicited by our Board of Directors for that Annual Meeting will authorize the named Proxies on the Proxy Card to use their discretion in voting the Proxies when any such proposals are presented at the meeting.

See *Nominations for the Board of Directors* for information and requirements on how to recommend a potential director candidate person for consideration by the Governance Committee.

TENNANT

SEC
Mail Processing
Section

[redacted]

Washington, DC
121

VIA FEDEX

Heidi M. Hoard
Vice President, General Counsel and Secretary
701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452

T: Direct: 763.540.1280
F: Direct: 763.513.1811

March 20, 2009

SEC
Mail Processing
Section

MAR 23 2009

Washington, DC
121

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tennant Company
Proxy Statement and Annual Report to Shareholders for the year ended 2008.

Ladies and Gentlemen:

Pursuant to Rule 14a-3(c), we enclose seven copies of the Tennant Company 2008 Proxy Statement and 2008 Annual Report to Shareholders, which includes the Company's Annual Report on Form 10-K for the year ended 2008 (the "Annual Report").

The financial statements contained in the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying such principles or practices.

Please feel free to contact me at 763-540-1280 with any questions.

Very truly yours,

Heidi M. Hoard

Enclosures

7240v2


stewardship.
innovation.
ecoH2O™
focus.

TENNANT COMPANY 2008 Annual Report



Control what we can control.

CHRIS KILLINGSTAD
President and Chief Executive Officer

TO OUR SHAREHOLDERS:
We entered 2008 in a growth mode after posting record 2007 net sales. However, no one predicted the severity of the worldwide economic crisis that occurred late in 2008 and Tennant, along with most companies, felt the dramatic impact in the fourth quarter.

Although the global recession hurt our sales volume and profitability in 2008, we completed three strategic acquisitions that contributed to net sales and expanded our markets, and we introduced several key new products. Additionally, our efforts to improve operating efficiency were successful.

Impact of Global Recession
Following Tennant's strong performance in 2007, we anticipated further gains in 2008, but had contingency plans to reduce costs if the economy faltered. Around mid-March, we began implementing phase one of our contingency plans, taking action to decrease spending levels as sales softened in North America. At that time, we either cut or delayed discretionary spending and postponed non-revenue generating new hires.

These early steps lowered our variable costs, prevented unnecessary inventory buildup, and helped generate solid operating performance through the third quarter of 2008. In fact, our operating margins improved sequentially each quarter through the first nine months of 2008, reaching 8.8 percent in the 2008 third quarter. We also posted organic sales growth of approximately 4 percent in the 2008 second and third quarters.

Against this backdrop, economic forecasts continued to deteriorate heading into the fourth quarter, when we saw delayed customer purchases, stalled credit markets and unfavorable foreign currency exchange rates. As the magnitude of these issues became clear, we accelerated actions to rescale our business and align it with market conditions. We announced a workforce reduction in December 2008, which we expect will deliver at least $15 million in annualized savings in 2009 and more than $20 million in savings starting in 2010. We also continued to implement previous cost-containment strategies and froze salaries. Further, to preserve cash for operations and growth initiatives, we suspended our stock repurchases. Capital expenditures in 2008 were reduced to approximately $21 million, versus our planned $25 million to $27 million range.

We performed well through the first nine months of 2008, but the speed with which the global economy deteriorated in the fourth quarter was unprecedented. Despite our vigilant cost controls, we could not scale back operations fast enough to match the drop in fourth quarter net sales. As a result, we reported 2008 net earnings of $10.6 million, or $0.57 per diluted share, on net sales of $701.4 million. However, we believe that the actions we've taken to rescale our business will benefit the company going forward.

Commitment to Strategic Priorities
Amid the uncertainty that plagued us through most of 2008, we remained focused on our strategic priorities, and our direction has not changed.

Tennant's strategic priorities include:
- improving operational excellence through lean manufacturing initiatives and a global, low-cost sourcing platform;
- employing continuous process improvement; and
- growing sales through innovative new products and service solutions, as well as through international market expansion.

Achieved Savings from Operational Excellence
Our efforts to improve Tennant's operating efficiency have been successful. We met our 2008 goal to achieve approximately $10 million in gross savings from global low-cost sourcing and lean manufacturing, in part by increasing the level of sourcing from low-cost regions from 14 percent in 2007 to 20 percent at the end of 2008. We will continue on this path and aim to achieve a 25 percent level of sourcing from low-cost regions in 2009.

Global Sourcing

	'06	'07	'08	'11
% of Parts Sourced from Low-Cost Countries	7%	14%	20%	40%+
Annual Savings		$4M	$10M	$20M*

*Estimated planned savings

LEAN

- Skilled Talent
- Value Streams
- Innovative Product Platforms
- Supply Chain Efficiency
- Process Improvement – "Kaizen"

Expanded International Market Presence

We continued to see results from our long-term strategy to build our international business. Our 2008 acquisitions succeeded in expanding our markets, contributing revenues and growing international sales as a percent of Tennant's business.

International vs. North America Revenue Split


Int'l
28%
N. America
72%
Int'l
43%
N. America
57%
2000
2008

In February 2008, we completed the acquisition of Applied Sweepers Ltd., based in the United Kingdom. Applied's Green Machines™ compact city sweepers complement Tennant's current outdoor offerings for the city cleaning market, particularly in Europe. In March 2008, we completed the acquisition of Sociedade Alfa Ltda., the Brazilian market leader in commercial cleaning equipment, including ride-on scrubbers, ride-on sweepers and walk-behind scrubbers. Alfa expands Tennant's market reach for its industrial products and specialty coatings' offerings in Latin America. Additionally, in August 2008, we also acquired our distributor in China, Shanghai Shen Tan, in order to advance our market penetration there. Our Applied and Alfa acquisitions added approximately 5 percent to net sales for the full year.

In 2008, revenue outside of North America accounted for 43 percent of Tennant's sales versus 33 percent just four years ago, and only 28 percent of our total sales in 2000. We believe we have the people, structure and products to aggressively grow our international business when the worldwide economy improves.

Increased Sales from New Products

New product introductions that differentiate us from our competition are an important source of sales and will remain at the top of our priority list. In 2008, sales of new products introduced in the last three years generated 44 percent of equipment sales, exceeding our 30 percent target. We have been successful in introducing new products that carry comparable or higher gross margins than the ones they replace. New products will continue to fuel a significant portion of our growth, and we remain committed to investing 3 to 4 percent of annual sales in product development.

New Products as a Percent of Equipment Sales*


New Products
44%
Existing Products
56%

*New products launched over past three years

Tennant introduced six new products during 2008, in addition to the global introduction of our award-winning and industry-changing electrically converted water technology called ec-H2O™ (pronounced "e-c-water"). Among our new equipment offerings are a family of three new products – a carpet cleaner, cylindrical floor scrubber and carpet extractor – that were built on a common platform, demonstrating our emphasis on lean manufacturing. We are excited about the global appeal of this new product family, which will enable us to reach market segments where we have been traditionally underrepresented. These compact, maneuverable, cord-electric floor care machines were specifically designed to quickly and effectively clean small, congested spaces. The products are marketed globally under the Tennant brand as the R3 Carpet Cleaner, the T1 Cylindrical Scrubber and the E5 Carpet Extractor. They also are marketed in North America under the Nobles brand as the Strive® Compact Carpet Cleaner, the Speed Scrub® Cylindrical Scrubber and the Speed EX Carpet Extractor.



Despite the recession, ec-H2O exceeded our 2008 expectations for both sales and customer satisfaction. We also were honored that R&D Magazine selected ec-H2O as one of the 100 most technologically significant products introduced into the marketplace over the past year. ec-H2O also won the inaugural Cleantech Award at the 2008 Minnesota High Tech Association Tekne Awards. The Cleantech Award recognizes businesses that manufacture environmentally friendly cleaning technologies that reduce costs, energy consumption and pollution. This cost-effective and environmentally friendly technology has either been adopted, or is currently being tested actively, by key accounts around the world, which we believe will lead to new business wins and accelerated growth going forward.

In 2008, we initially offered ec-H2O on six walk-behind scrubbers. In 2009, this technology will be introduced on five rider scrubbers. This will round out Tennant's portfolio of offerings to our commercial and light industrial customer base, with specific applications in aviation, education, food and beverage, healthcare, hospitality, logistics and retail environments.

Our new product launches in 2009 will focus on expanding the successful roll-out of ec-H2O, which is a game-changing technology platform for the cleaning industry.



We believe that ec-H2O has huge potential, and we plan to continue building on this platform to provide innovative and sustainable solutions for our customers.

We will also continue to explore licensing opportunities for Tennant's technology as a means of expanding our markets. For example, Tennant and BISSELL® Homecare, Inc., announced in November 2008 a licensing arrangement for a new consumer home floor-care product that cleans carpets and leaves them dry within 30 minutes. The technology includes a power roller that is designed to trap, lift and remove dirt from carpet and eliminate excess water saturation. Under the agreement, BISSELL has licensed Tennant's patented ReadySpace® carpet-cleaning technology, which is marketed as BISSELL's PROdry® home carpet cleaner. For the first time, this placed a Tennant-developed solution in the consumer market. We are excited about this opportunity and are seeking other licensing avenues.


Optimize cash
Deliver against what we can control
Guiding Principles
TENNANT
Adjust without sacrificing long-term potential

New Board Member

In August 2008, Carol Eicher joined Tennant's board of directors. Eicher adds nearly three decades of experience in operations and market expansion with global manufacturing companies. She also has led business turnaround, acquisition and joint venture activities. She currently serves as vice president and global business director for Primary Materials and Process Chemicals, a $2 billion business for Rohm and Haas Company.

Guiding Principles for 2009

We are confident that the actions we have taken are the right ones to protect and grow our business over the long term. Whether an economic recovery occurs in 2009 or 2010, it's our job to manage the business through this difficult cycle.

With that in mind, the three guiding principles that we will follow this year center around:

- first, adjusting to the low-growth economy, without sacrificing the company's long-term potential;
- second, prudently allocating scarce resources to initiatives that position the company to deliver against controllable objectives, such as increased savings from global low-cost sourcing and lean manufacturing initiatives, reduced selling and administrative costs, and investments in research and development projects, such as ec-H2O, to drive sales growth; and
- third, optimizing cash in an uncertain environment through conservative planning, increased discipline in capital expenditures and a heightened focus on working capital management.

By moving forward with our key growth and operational excellence strategies and pursuing continuous process improvement despite the economic conditions, we are committed to having the right products in the right geographies with a lower cost structure. This should allow us to resume our historical track record of profitable growth when the economic recovery takes hold.

Challenging Year Ahead

We are expecting a very difficult selling environment in 2009, as are most companies. Given the current global economic uncertainties and lack of visibility into the year ahead, we are conservatively managing the business. The workforce reduction that we announced in December 2008 is on track to deliver anticipated savings, and we have additional contingency plans that we will implement, if needed.

Despite the current macroeconomic conditions, the management team and our employees are focused on controlling what we can control in 2009. We believe that our strategies are sound and that we are well positioned to compete in global markets with industry-leading products. And we remain confident in the long-term strength and value-creation potential of our business.

Times of adversity bring opportunity and a competitive advantage to strong companies like Tennant. We believe our great people, our perfomance-based culture, having the right products in the right geographies and a continued focus on creating environmental cleaning solutions position Tennant to emerge stronger than ever.

Sincerely,

Chris Killingstad
President and Chief Executive Officer
March 13, 2009

Financial Highlights *In thousands, except shares and per share data*

FOR THE YEAR	2008		2007		% Change
Net sales	$ 701,405		$ 664,218		5.6%
Profit from operations	$ 18,569	(1)	$ 54,845	(2)	-66.1%
% of net sales	2.6%		8.3%		–
Net earnings	$ 10,624	(1)	$ 39,867	(2)	-73.4%
% of net sales	1.5%		6.0%		–
Basic earnings per share	$ 0.58	(1)	$ 2.14	(2)	-72.4%
Diluted earnings per share	$ 0.57	(1)	$ 2.08	(2)	-72.6%
Dividends per share	$ 0.52		$ 0.48		-7.7%
Average shares outstanding – diluted	18,581,840		19,146,025		-2.9%
AT YEAR-END					
Total assets	$ 456,604		$ 382,070		19.5%
Total debt	$ 95,339		$ 4,597		1973.9%
Shareholders' equity	$ 209,904		$ 252,431		-16.8%
Debt-to-capital ratio	31.2%		1.8%		–
Shareholders' equity per share (ending)	$ 11.48		$ 13.65		-15.9%

(1) 2008 includes workforce reduction charge and associated expenses of $14,551 pretax ($12,003 aftertax or $0.65 per diluted share), increase in Allowance for Doubtful Accounts of $3,361 pretax ($3,038 aftertax or $0.16 per diluted share), write-off of technology investments of $1,842 pretax ($1,246 aftertax or $0.07 per diluted share), gain on sale of Centurion assets of $229 pretax ($143 aftertax or $0.01 per diluted share).
(2) 2007 includes restructuring charge and associated expenses of $2,507 pretax ($1,656 aftertax or $0.09 per diluted share), a one-time tax benefit relating to a reduction in valuation reserves, net of the impact of tax rate changes in foreign jurisdictions on deferred taxes of $3,644 aftertax or $0.19 per diluted share and gain on sale of the Maple Grove, Minnesota, facility of $5,972 pretax ($3,720 aftertax or $0.19 per diluted share).
(3) 2004 includes workforce reduction expenses of $2,301 pretax ($1,458 aftertax or $0.08 per diluted share).

NET SALES
(millions of dollars)


800
700
600
500
400
300
200
100
0
04
05
06
07
08

PROFIT FROM OPERATIONS
(millions of dollars) (1) (2) (3)


60
50
40
30
20
10
0
04
05
06
07
08

DILUTED EARNINGS PER SHARE
(dollars) (1) (2) (3)


2.5
2.0
1.5
1.0
0.5
0.0
04
05
06
07
08

CASH FLOW FROM OPERATIONS
(millions of dollars)


50
40
30
20
10
0
04
05
06
07
08

SALES OF EQUIPMENT, SERVICE & PARTS/CONSUMABLES, AND COATINGS
(millions of dollars)


500
400
300
200
100
0
07 08
07 08
07 08
Equip.
Service & P/C
Coatings

SALES BY GEOGRAPHIC REGION
(millions of dollars)


500
400
300
200
100
0
07 08
07 08
07 08
North America
EMEA
Other Int'l.



Company Profile

Minneapolis-based Tennant Company (NYSE: TNC) is a world leader in designing, manufacturing and marketing solutions that help create a cleaner, safer world. Its products include equipment for maintaining surfaces in industrial, commercial and outdoor environments; and specialty surface coatings for protecting, repairing and upgrading concrete floors. Tennant's global field service network is the most extensive in the industry. Tennant has manufacturing operations in Minneapolis, Minn.; Holland, Mich.; Uden, The Netherlands; the United Kingdom; São Paulo, Brazil; and Shanghai, China; and sells products directly in 15 countries and through distributors in more than 80 countries.

Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440
www.tennantco.com

TENNANT

GREEN MACHINES From Tennant Company

NOBLES

alfa sociedade alfa ltda

Forward-Looking Statements

Certain statements contained in this document as well as other written and oral statements made by us from time to time are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These statements do not relate to strictly historical or current facts and provide current expectations or forecasts of future events. Any such expectations or forecasts of future events are subject to a variety of factors. These include factors that affect all businesses operating in a global market as well as matters specific to us and the markets we serve. Particular risks and uncertainties presently facing us include: geopolitical and economic uncertainty throughout the world; cost and availability of financing for ourselves and our suppliers; our customers' ability to obtain credit to fund equipment purchases; successful integration of acquisitions, including the ability to carry acquired goodwill at current values; effects of potential impairment write down of our intangible assets value; ability to achieve growth plans; our ability to accurately project future financial and operating results and to achieve such projections; our ability to achieve operational efficiencies while reducing expenses and headcount; fluctuations in the cost or availability of raw materials and purchased components; the ability to achieve anticipated global sourcing cost reductions; the success and timing of new technologies and products; unforeseen product quality problems; the effects of litigation, including threatened or pending litigation; the relative strength of the U.S. dollar, which affects the cost of our materials and products purchased and sold internationally; our ability to effectively manage organizational changes, including workforce reductions; our ability to achieve the anticipated savings from our restructuring activities; our ability to attract and retain key personnel; our ability to acquire, retain and protect proprietary intellectual property rights; the potential for increased competition in our business; our ability to execute an amendment to our credit agreement to exclude restructuring charges from the calculation of our financial covenants prior to filing our Form 10-K for fiscal 2008; and changes in laws, including changes in accounting standards and taxation changes.

We caution that forward-looking statements must be considered carefully and that actual results may differ in material ways due to risks and uncertainties both known and unknown. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. For additional information about factors that could materially affect Tennant's results, please see our other Securities and Exchange Commission filings, including disclosures under "Risk Factors."

We do not undertake to update any forward-looking statement, and investors are advised to consult any further disclosures by us on this matter in our filings with the Securities and Exchange Commission and in other written statements we make from time to time. It is not possible to anticipate or foresee all risk factors, and investors should not consider any list of such factors to be an exhaustive or complete list of all risks or uncertainties.

Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440
www.tennantco.com